Exhibit 99.47

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2025

March 25, 2026

TABLE OF CONTENTS

GENERAL	1

CAUTION ABOUT FORWARD-LOOKING INFORMATION	1

DIFFERENCES IN REPORTING OF MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	3

NON-GAAP FINANCIAL PERFORMANCE MEASURES	3

CORPORATE STRUCTURE	4

DESCRIPTION OF THE BUSINESS	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

MATERIAL PROPERTIES – MORELOS PROPERTY	20

OTHER PROPERTIES	26

UPDATED MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	27

MATERIAL RISKS AND ASSUMPTIONS	33

RISK FACTORS	35

DIVIDENDS AND SHARE REPURCHASES	63

DESCRIPTION OF CAPITAL STRUCTURE	64

MARKET FOR SECURITIES	64

DIRECTORS AND OFFICERS	64

AUDIT COMMITTEE	67

LEGAL PROCEEDINGS	69

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	69

TRANSFER AGENT AND REGISTRAR	69

MATERIAL CONTRACTS	69

INTERESTS OF EXPERTS	69

ADDITIONAL INFORMATION	70

APPENDIX “A” – DEFINITIONS AND ABBREVIATIONS	A-1

APPENDIX “B” – MANDATE OF THE AUDIT COMMITTEE	B-1

APPENDIX “C” – SUMMARY OF TECHNICAL REPORT	C-1

GENERAL

Reference is made in this annual information form (the “Annual Information Form” or “AIF”) to the audited consolidated financial statements (the “Financial Statements”) for the years ended December 31, 2025 and 2024, together with the auditor’s report thereon and Management’s Discussion and Analysis (the “MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) for the year ended December 31, 2025.

The Financial Statements and MD&A are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. All financial information in this AIF is prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board unless otherwise stated.

Unless otherwise noted herein, information in this AIF is presented as at March 25, 2026.

In this AIF, references to “$” refer to United States dollars and all references to “C$” refer to Canadian dollars. On March 24, 2026, the daily exchange rate as quoted by the Bank of Canada was US$0.7267=C$1.00 and C$1.3761=US$1.00.

Additional abbreviations are used throughout this document including Au (gold), Ag (silver), Cu (copper), AuEq (gold equivalent), oz (ounce), gpt (grams per tonne), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), tpd (tonnes per day), and ktpd (thousand tonnes per day) as well as other defined terms which may be found in Appendix “A” – Definitions and Abbreviations.

All references in this AIF to the “Company”, “we”, “us” and “our” also include references to all subsidiaries of the Company as applicable, unless the context requires otherwise.

CAUTION ABOUT FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information about possible events and conditions, projected financial or operational performance, planned courses of action, including without limitation future exploration, development and operational plans regarding the Company’s properties, and related economic analyses.

Forward-looking information is provided to assist investors’ understanding of the Company’s business, expected financial and operating performance, and its potential near, medium and long-term prospects. This information may not be appropriate for other purposes. The Company does not intend to update any forward-looking information unless it is required to do so by applicable securities laws.

There can be no assurance that such information will prove to be accurate, as actual results and future events could be materially different from those results anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Examples of Forward-Looking Information in this AIF

Generally, forward-looking information can be identified by the use of forward-looking terms such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes,” or “target” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved.” Forward-looking information in this AIF, includes without limitation, the matters listed below. Undefined capitalized terms in the list below are defined in later sections of the AIF.

•	seeking opportunities to acquire assets that enable diversification and deliver value to shareholders;

•	business plans and strategy and other events or conditions that may occur in the future;

•

the results set out in the Technical Report (as defined below), including without limitation, the results of the economic analysis of the ELG Mine Complex and the Media Luna project, including without limitation, expected cash flows, net present value (“NPV”), internal rate of return (“IRR”), revenue, sustaining and non-sustaining capital expenditures, operating costs, and payable metal production;

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•

plans to construct and bring Media Luna North (formerly EPO) into production by late 2026 with the declaration of commercial production shortly thereafter, including the expectation that project execution will be capital efficient;

•

the expected effectiveness of the initiatives taken by the Company to hedge against changes in foreign exchange rates, such as entering into a series of zero cost collars, selling call option contracts and purchasing put option contracts;

•	potential to expand mineral reserves and resources in the ELG Mine Complex, the Media Luna cluster, and the broader land package;

•	the Company’s 2026 operational guidance and five-year production outlook to 2030, including its goal of sustaining annual production above 450,000 oz AuEq beyond 2030;

•	the Company’s long-term succession planning, including plans with respect to the CEO transition;

•	the expected timeline that Media Luna will ramp up to full capacity;

•

the Company’s exploration strategy, which is focused, in part, on unlocking additional near-mine opportunities at the Media Luna cluster to further enhance and extend the production profile of the Morelos Property;

•

the Company’s goal of expanding resources to the north of the Media Luna North deposit, which, in conjunction with drilling within the ELG and Media Luna clusters, is aimed at enhancing and extending the current production profile of the Morelos Complex beyond 2035;

•

planned exploration and drilling programs, including 2026 objectives and budgets, such as an investment of approximately $77 million in drilling and exploration, and 148,500 m of drilling planned during the year at Morelos, Los Reyes, and across early-stage exploration properties in Nevada, USA and Chihuahua, Mexico;

•	anticipated completion of a preliminary economic assessment on Los Reyes by mid-2026, with commencement of a prefeasibility study in the second half of 2026;

•	the expectation that the Canadian dollar and Mexican peso will continue experiencing fluctuations against the U.S. dollar in 2026;

•

the expectation that cost pressures will be high in 2026 due to tariffs imposed by the United States on certain raw materials and supplies, and Mexico’s potential imposition of tariffs on imports from other jurisdictions;

•

plans to achieve the targets in the Climate Change Report, including the Company’s overall commitment to achieve net zero GHG emissions by 2050, which include a 10% reduction in absolute emissions (reduction of Scope 1 and 2 GHG emissions by 2030 compared to actual 2021 baseline), otherwise stated as a 25% reduction in “business as usual” emissions (reduction of Scope 1 and 2 GHG emissions in 2030 forecasted if no action is taken on intervention measures to reduce carbon emissions at Media Luna);

•	plans to become compliant with the Global Industry Standard on Tailings Management (“GISTM”);

•	commitments with respect environmental management, such as air quality guidelines, water stewardship, biodiversity and land use;

•	the expectation that the Company will be able to remain in compliance with the covenants under the Debt Facility to access the full amounts available thereunder;

•	the continued profitability of the ELG Mine Complex with positive economics from mining, recoveries, grades, annual production;

•	expected receipt and maintenance of all necessary approvals and permits;

•	the parameters and assumptions underlying the mineral resource and mineral reserve estimates and the financial analysis, and gold prices;

•	the ability to maintain the safety and security of the Morelos Complex and at Los Reyes;

•	estimated life of mine for the Morelos Complex, including the ELG Underground and Media Luna;

•

expected metal and gold equivalent production, annualized production of metals and gold equivalent production, annualized payable production of metals and gold equivalent production, and contribution of component metals to the gold equivalent production;

•	future gold, copper and silver prices;

•	plans to continue to optimize and potentially extend the ELG Mine Complex;

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•	expected metal recoveries and the ability of the Company to manage blending and production optimization opportunities;

•	expected TCC, AISC and revenues from operations;

•	the mineral resource and mineral reserve estimates and the ability to mine and process estimated mineral reserves;

•	expected recoveries of gold, copper and silver and payable factors;

•	planned use of the Guajes in-pit tailings storage facility;

•	the expected continued supply of power and water to meet operational requirements;

•	future dividend declarations or share repurchases; and

•	anticipated reinvestment of available funds to finance future growth of the business.

DIFFERENCES IN REPORTING OF MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained or referenced in this AIF may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain “non-GAAP financial measures” (“Non-GAAP Measures”) in this AIF within the meaning of National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. Total cash costs (on both a per ounce of gold sold and per gold equivalent ounce sold basis) (“TCC”), all-in sustaining costs (on both a per ounce of gold sold and per gold equivalent ounce sold basis) (“AISC”), all-in sustaining costs margin (“AISC margin”), sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share (basic and diluted), earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures are financial performance measures with no standard meaning under IFRS, and therefore may not be comparable to other issuers. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance or financial position of the Company. These measures do not have any standardized meaning prescribed under IFRS. Please refer to the “Non-GAAP Financial Performance Measures” (the “NGFM”) section on pages 31 to 40 of the Company’s MD&A for the year ended December 31, 2025 dated February 18, 2026, which section is incorporated by reference herein and available on the Company’s SEDAR+ profile at www.sedarplus.ca, for further information with respect to TCC, AISC, AISC margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures, and a detailed reconciliation of each of these non-GAAP financial measures to the most directly comparable financial measures under IFRS.

The Company has included Non-GAAP Measures related to the results set out in the Company’s latest technical report (the “Technical Report”) titled “ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study” with an effective date of March 16, 2022, and a filing date of March 31, 2022, prepared in accordance with NI 43-101, in the following sections: “General Development of the Business”, “Material Properties – Morelos Property” and Appendix “C” – “Summary of Technical Report”. These sections include the following Non-GAAP Measures related to the results set out in the Technical Report: TCC, mine-site AISC per ounce of gold or AuEq sold, mine site AISC costs margin, mine-site EBITDA, sustaining capital expenditures and non-sustaining capital expenditures. Please note that the mine-site AISC and mine-

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site AISC margin do not include Torex corporate G&A and potential sustaining exploration costs, and mine-site EBITDA does not include Torex corporate G&A.

CORPORATE STRUCTURE

Name, Address and Incorporation

Torex Gold Resources Inc. was incorporated under the Company Act of British Columbia on November 13, 1980 under the name Pulsar Energy & Resources Inc. The Company filed notices of amendment on (i) November 30, 1987 to change its name to Star One Resources Inc.; (ii) June 26, 1989 to change its name to Hyder Gold Inc.; and (iii) August 3, 2006 to change its name to Gleichen Resources Ltd. On April 30, 2010, the Company continued its corporate jurisdiction into the Province of Ontario under the Business Corporations Act (Ontario) and changed its name to Torex Gold Resources Inc. The head and registered office of the Company is located at 130 King Street West, Suite 740, Toronto, Ontario M5X 2A2.

The following chart illustrates the intercorporate relationships between the Company and its material subsidiaries:

Notes to Corporate Structure Chart:

1.

The shares of TGRXM, S.A. de C.V. and Minera Media Luna, S.A. de C.V. are pledged/conveyed to a Mexican security trustee as security for the obligations under a credit agreement and related documents. Caymus Holding S.à r.l., Groth Holding S.à r.l. and TGRXM, S.A. de C.V. continue to be the beneficial owners of the relevant shares. The credit agreement was most recently amended and restated in June 2025 (see “General Development of the Business – Financing Agreements”). The shares of TGRXM, S.A. de C.V. and Minera Media Luna, S.A. de C.V. continue to be pledged as security for the Debt Facility.

2.

The Company’s principal subsidiary, TGRXM, S.A. de C.V., is a Mexican-based holding company whose sole business is to hold shares of the Mexican-based subsidiary, Minera Media Luna, S.A. de C.V., which is the registered holder of the Morelos Property. See “Material Properties – Morelos Property”.

3.

Material subsidiaries are any subsidiary of the Company (a) with total assets greater than 10% of the consolidated assets of the Company, or (b) with total revenues greater than 10% of the consolidated revenue of the Company, or (c) if excluded by (a) and (b), on an aggregated basis with such other excluded subsidiaries, has more than 20% of the consolidated assets of the Company or more than 20% of the consolidated revenue of the Company, as at December 31, 2025.

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DESCRIPTION OF THE BUSINESS

Torex Gold Resources Inc. is a mining company engaged in the exploration, development, and production of gold, copper and silver from its 100% owned Morelos Property (the “Morelos Property” or the “Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Property is owned by Minera Media Luna, S.A. de C.V. (“MML”), Torex’s indirect wholly-owned subsidiary.

The Company’s principal asset is the Morelos Complex, which includes: (i) the El Limón Guajes (“ELG”) mine complex (the “ELG Mine Complex”) comprised of the now depleted El Limón Guajes open pits (“ELG Open Pits”) and the El Limón Guajes underground mine (“ELG Underground”); (ii) the Media Luna mine (“Media Luna” or “Media Luna Underground”); (iii) the Media Luna North deposit (”Media Luna North”); and (iv) a processing plant and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016.

The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired interests in a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company issued the results of a feasibility study (the “Feasibility Study” or the “FS”) in its latest Technical Report. Details regarding the Morelos Property generally, and in particular the Morelos Complex, including the ELG Mine Complex and Media Luna, are set out under the subheading “Material Properties – Morelos Property” and under Appendix “C” – “Summary of Technical Report”. Such information is based on the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full text of the Technical Report which has been filed on SEDAR+ under the Company’s profile (www.sedarplus.ca) and is available on the Company’s website at www.torexgold.com.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining.

In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

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GENERAL DEVELOPMENT OF THE BUSINESS

KEY OPERATING AND FINANCIAL HIGHLIGHTS

		Year Ended
		December 31,	December 31,	December 31,
In millions of U.S. dollars, unless otherwise noted		2025	2024	2023
Safety
Lost-time injury frequency[1]	/million hours	0.07	0.61	0.31
Total recordable injury frequency[1]	/million hours	0.73	1.48	1.23
Operating Results - Gold Equivalent basis
Gold equivalent produced	oz AuEq	383,178	461,420	459,380
Gold equivalent payable produced[2]	oz AuEq	376,364	460,579	459,380
Gold equivalent sold[2]	oz AuEq	361,518	465,829	451,220
Total cash costs[2,3]	$/oz AuEq	1,376	972	882
All-in sustaining costs[2,3]	$/oz AuEq	1,783	1,183	1,210
Average realized gold price[2,3]	$/oz AuEq	3,612	2,254	1,952
Financial Data
Revenue		$1,305.6	1,115.5	882.6
Cost of sales		$668.7	647.3	600.1
Earnings from mine operations		$636.9	468.2	282.5
Net income		$403.4	134.6	204.4
Per share - Basic	$/share	4.58	1.57	2.38
Per share - Diluted	$/share	4.53	1.55	2.34
Adjusted net earnings[3]		$350.1	224.4	148.4
Per share – Basic[3]	$/share	3.98	2.61	1.73
Per share – Diluted[3]	$/share	3.93	2.58	1.72
EBITDA[3]		$697.9	539.4	422.6
Adjusted EBITDA[3]		$730.3	541.1	442.2
Cost of sales – gold equivalent basis	$/oz AuEq	1,850	1,390	1,330
Net cash generated from operating activities		$489.0	449.5	300.8
Net cash generated from operating activities before changes in non-cash working capital		$530.2	458.9	340.8
Free cash flow[3]		$107.3	(123.9)	(185.4)
Cash and cash equivalents		$119.5	110.2	172.8
Debt, net of deferred finance charges		$27.6	62.9	—
Lease-related obligations		$105.6	78.3	32.0
Net (debt) cash[3]		$(16.1)	(33.1)	140.8
Available liquidity[3]		$426.3	331.5	464.9

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. The average market gold price per ounce for the years ended December 31, 2025, 2024 and 2023 were $3,432, $2,386 and $1,941, respectively. The average market silver price per ounce for the years ended December 31, 2025, 2024 and 2023 were $40.03, $28.26 and $23.35, respectively. The average market copper price per pound for the years ended December 31, 2025, 2024 and 2023 were $4.51, $4.15 and $3.85, respectively.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information.

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Developments in 2026 to date of AIF

2026 Operational Guidance and Updated Five-Year Production Outlook

•

In January 2026, the Company announced that full-year production in 2026 is guided at 420,000 to 470,000 oz AuEq with sales guided at 410,000 to 460,000 oz AuEq.[1] Production on an individual metal basis in 2026 is guided at 320,000 to 365,000 oz Au (319,372 oz in 2025), 2,200 to 2,500 koz Ag (1,409 koz in 2025), and 60 to 65 million pounds (“mlb”) Cu (36.2 mlb in 2025).

•

The Company has enhanced its multi-year outlook to include production for Au, Ag, and Cu through 2030 and has revised the metal prices used to estimate AuEq production and sales to be in line with the same metal prices assumed within 2026 operational guidance. Based on the multi-year outlook, the Company anticipates consistent production and sales through 2030, with drilling at ELG Underground and the Media Luna cluster focused on enhancing and extending the production profile of the Morelos Complex. See “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Five-Year Production Outlook (2026–2030)”.

CEO Transition

•

On February 4, 2026, the Company announced that Jody Kuzenko, President and Chief Executive Officer (“CEO”), will retire from the Company immediately following the Annual and Special Shareholder Meeting on June 17, 2026. As part of the Company’s long-term succession planning, Andrew Snowden, Chief Financial Officer, will assume the role of President and CEO at that time. A search is underway for a new CFO, with consideration for both internal and external candidates.

Return of Capital to Shareholders

•

On February 18, 2026, the Company declared a dividend of C$0.15 per common share (“Torex Share” or “Common Share”) payable on March 19, 2026 to shareholders of record on March 5, 2026. To date in 2026, the Company has repurchased 2,141,801 Torex Shares under its normal course issuer bid (“NCIB”). See “Dividends and Share Repurchases”.

Debt Facility

•	In January 2026, the Company fully repaid the remaining $30.0 million of borrowings on the Debt Facility (as defined below). See “General Development of the Business – Financing Agreements”.

Mineral Reserve and Resource Update

•	In March 2026, the Company announced the results of the year-end 2025 Mineral Reserve and Resource update.

•

Total Proven and Probable Reserves for Morelos are estimated at 4,839 koz AuEq at an average grade of 3.80 grams per tonne (“gpt”), representing a 5% decrease relative to year-end 2024 reserves of 5,096 koz AuEq at 3.92 gpt. Prior to ore processed, Proven and Probable Reserves increased 207 koz AuEq (+4%), primarily due to ongoing reserve growth at ELG Underground and delineation of new reserves at Media Luna with the commencement of infill drilling towards the middle of the year following completion of Media Luna Underground. For additional information see “Updated Mineral Reserve and Mineral Resource Estimates”.

•

Measured and Indicated Resources are estimated at 7,262 koz AuEq at an average grade of 4.25 gpt, representing a 2% decrease relative to the 7,431 koz AuEq at 5.06 gpt at year-end 2024. Prior to ore mined, Measured and Indicated Resources increased 247 koz AuEq (+3%), reflecting a successful infill drill campaign at ELG Underground and commencement of infill drilling at Media Luna mid-year. The acquisition of Los Reyes also added 2,047 koz AuEq at an average grade of 1.30 gpt AuEq of Indicated Resources to the Company’s overall resource inventory. For additional information see “Updated Mineral Reserve and Mineral Resource Estimates”.

•

Total Inferred Resources are estimated at 2,906 koz AuEq at an average grade of 4.10 gpt AuEq, representing a 30% increase relative to the 2,243 koz AuEq at 4.22 gpt AuEq at year-end 2024. The increase in Inferred Resources reflects drilling success at Media Luna North and ELG Underground as well as an inaugural Inferred Resource at Media Luna West of 506 koz AuEq at an average grade of 5.11 gpt AuEq. The acquisition of Los Reyes also added

[1]

AuEq production and sales for both 2026 guidance and the Company’s five-year outlook assume metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

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765 koz AuEq at a grade of 1.38 gpt AuEq of Inferred Resources to the Company’s overall resource inventory. For additional information see “Updated Mineral Reserve and Mineral Resource Estimates”.

Safety and Responsible Mining

•	The Company continues to implement its Next Level Safety Program, with no lost-time injuries to date in 2026.

•

The Company obtained the ESR distinction from the Mexican Centre for Philanthropy and the Alliance for Corporate Social Responsibility in Mexico for the eighth consecutive year, recognizing a strong public and voluntary commitment to social responsibility.

Developments in 2025

Working toward next-level safety

•	In 2025, the Company embarked on a comprehensive Next Level Safety program, designed to ensure that no lives are lost or permanently harmed due to a workplace incident.

•

As at December 31, 2025, the Company’s lost-time injury frequency (“LTIF”) was 0.07 and its total recordable injury frequency (“TRIF”) was 0.73. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

•

In the fourth quarter, the Company received the Entornos Laborales Seguros y Saludables (ELSSA) Safe and Healthy Work Environments Program Seal of Distinction, which is a national voluntary program through the Mexican Social Security Institute aimed at improving the health, safety, productivity and well-being of workers in Mexico. This marks the fourth consecutive year that the Company has received this distinction for safe and sustainable work practices.

Operations

•

Delivered annual payable production of 376,364 gold equivalent ounces (“oz AuEq”2), including 315,678 ounces of gold (“oz Au”), 1,286 thousand ounces of silver (“koz Ag”), and 34.8 million pounds of copper (“mlb Cu”). At guidance metal prices, annual payable production was 389,857 oz AuEq[1], marginally lower than the annual payable production guidance of 400,000 to 450,000 oz AuEq.[1]

•

Annual gold equivalent ounces sold of 361,518 oz AuEq[1] at a record annual average realized gold price of $3,612 per oz AuEq[1], contributing to revenue of $1,305.6 million. See “Non-GAAP Financial Performance Measures.”

Media Luna

•

In late March 2025, the tie-in period was completed at the processing plant and the Company achieved first production of copper concentrate, with commercial production at Media Luna declared on May 1, 2025. During the year $145.9 million of non-sustaining capital expenditures were incurred related to Media Luna, including $55.1 million following the declaration of commercial production primarily related to the construction of the paste plant and underground paste distribution system, tailings feed supply system, and underground material handling systems.

Media Luna North (formerly EPO)

•

During the year, $25.6 million of non-sustaining capital expenditures were incurred relating to Media Luna North, including $8.5 million of feasibility study costs and an additional $8.8 million of direct project costs. Development of the main access ramp at Media Luna North continued to track well. The Media Luna North internal feasibility study was completed including all associated infrastructure engineering, as well as geotechnical, hydrogeological, geochemistry and metallurgical evaluations, final mine design and sequencing, and integrated mine scheduling with Media Luna. First production at Media Luna North is targeted for late 2026 with the declaration of commercial production shortly thereafter.

Exploration and Drilling Activities

•

In February 2025, the Company announced results from the ongoing drilling program at Media Luna West and results from initial drill testing at Media Luna East. In December 2025, the Company announced further results from the

[2]

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the year ended December 31, 2025, market prices averaged $3,432/oz gold, $40.03/oz silver, and $4.51/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (40.03 / 3,432) x Ag (koz) + 1,000,000 x (4.51 / 3,432) x Cu (mlb). Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (28 / 2,500) x Ag (koz) + 1,000,000 x (4.30 / 2,500) x Cu (mlb).

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drilling program at Media Luna West. Drilling results support the Company’s strategy to target near-mine opportunities in the Media Luna cluster to further enhance and extend the production profile of the Morelos Complex. See “Material Properties – Morelos Property – Exploration and Drilling Activities.”

•

In July 2025, the Company announced assay results from the Company’s ongoing drilling program of Media Luna North. The results to date support the Company’s goal of expanding resources to the north of the Media Luna North deposit, which, in conjunction with drilling within the ELG and Media Luna clusters, is aimed at enhancing and extending the current production profile of the Morelos Complex beyond 2035.

•

In October 2025, the Company announced assay results from the Company’s 2025 drilling program at ELG Underground, primarily focused on drilling around the El Limón Sur and Sub-Sill trends. The results continue to support the Company’s target of extending the mine life of ELG Underground by identifying new structures of higher-grade mineralization, expanding resources, and replacing mined reserves.

Acquisitions

•

In August 2025, the Company completed the acquisition of Reyna Silver Corp. (“Reyna Silver”) for total cash consideration of $27.4 million. The acquisition provides Torex with 100% ownership of two exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements. In January 2026, the Company paid $0.3 million to the Medicine Springs optionors and exercised its option to acquire a 100% interest in the Medicine Springs project.

•

In October 2025, the Company completed the share acquisition of Prime Mining Corp. (“Prime Mining”) for total consideration of $436.2 million. As a result of the transaction, Torex acquired a 100% interest in the Los Reyes project located in Sinaloa, Mexico.

Return of Capital to Shareholders

•

During the year, the Company executed an initial return of capital program consisting of an inaugural quarterly dividend of C$0.15 per Torex Share and share repurchases through the Company’s NCIB. On December 4, 2025, the Company paid an inaugural dividend to shareholders totaling $10.2 million (C$14.4 million). During the year, the Company repurchased 825,769 Torex Shares for $33.9 million (C$47.1 million) at an average price per share of $40.96 (C$57.00) under the NCIB. See “Dividends and Share Repurchases”.

Debt Facility

•

On June 25, 2025, the Company and MML (as co-borrowers) executed an Amendment (as defined below) with the Lenders (as defined below), increasing the capacity of the debt facility from $300.0 million to $350.0 million (the “Debt Facility”). The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the lenders. The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. See “General Development of the Business – Financing Agreements”.

Responsible Mining

•

Commissioning of the Company’s new 8.45-megawatt (MW) solar plant was completed in June 2025, which is a key component of the Company’s climate change strategy and target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 against the 2021 baseline.

•

There were no reportable spills or environmental incidents during 2025 and the Company achieved its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

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Commitments associated with the Company’s 2025 annual local community development agreements (“CODECOPs”) were substantially met with 12 communities that are in close proximity to the Morelos Complex. Numerous community improvement infrastructure projects were completed as part of the agreements.

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In November 2025, the Company and the Municipal Government of Acapulco launched the rehabilitation of the Paso Limonero Wastewater Treatment Plant, to restore capacity after both Hurricane Otis and Hurricane John caused massive destruction in Guerrero State. The project, which is part of the federal Mexico Plan, will provide vital sanitary infrastructure to approximately 50,000 residents in Acapulco.

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For the ninth consecutive year, a Participative Environmental Monitoring Agreement was renewed with the Autonomous University of Guerrero (“UAGro”), through which the UAGro conducts independent water quality testing of the nearby El Caracol dam, and shares results with local communities and local and state government officials.

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Over the course of 2025, the Company continued to maintain or improve ESG rating sand scoring from the previous year from various agencies. For example, the Company maintained a rating of ‘AA’ in the MSCI ESG Ratings assessment, indicating above average ESG management; the Company’s Sustainalytics ESG Risk Rating improved from 28.5 (medium risk) in 2024 to 26.9 (medium risk) in 2025, ranking Torex in the top quartile of the gold subindustry; the Company participated in the S&P Global 2025 Corporate Sustainability Assessment (CSA) and saw an improvement to its score to 53/100, which puts Torex is in the 88th percentile of the metals and mining industry subgroup; and the annual CDP questionnaire for both water and climate was completed, with a stable score maintained relative to the 2024 questionnaire, with a C score for Climate and a B score for Water. The Company’s ISS ESG Quality Score on the environment dimension also improved from a ‘3’ to a ‘1’ in 2025, which is the highest score achievable.

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For the sixth consecutive year, the Company was recognized as part of The Globe and Mail’s 2024 Report on Business ‘Women Lead Here’ list, in recognition of the Company’s high percentage of women on its executive team, as compared with other Canadian publicly traded companies with annual revenues of greater than $50 million.

Developments in 2024

Safety

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On December 5, 2024, a fatal carbon monoxide gas exposure occurred, which claimed the lives of two employees and one contractor worker at the ELG Underground. In the wake of the tragedy, all operational and project activities at the Morelos Property were suspended for just over a week to allow for inspections by the relevant agencies. The Company also initiated its own internal investigation to determine how, despite multiple levels of safety controls, such an exposure could have taken place, and to prevent a similar incident from ever occurring. In addition, in August, a fatal injury occurred involving a contractor worker within the Guajes Tunnel while conducting work on the overhead conveyor associated with Media Luna.

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As at December 31, 2024, the LTIF for the Morelos Complex was 0.61 per million hours worked for both employees and contractors on a rolling 12-month basis. Recognizing the Company’s previous excellence in safety performance, in October, the Mexican Mining Chamber (CAMIMEX) granted Torex the ‘Silver Hard Hat Award’ in the Open Pit Mining category (over 500 employees) for the excellent safety record at ELG in 2023.

Operations

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Delivered annual gold production of 452,523 oz, within the upwardly revised guidance range of 450,000 to 470,000 oz and above original guidance of 400,000 to 450,000 oz, marking the sixth consecutive year that original production guidance has been achieved. The Company also achieved a record annual average gold recovery of 90.6% and a record annual mining rate from ELG Underground of 2,092 tpd. On a gold equivalent ounce basis, the Company produced 461,420 oz AuEq for the year, within the revised guidance range of 460,000 to 480,000 oz AuEq and above original guidance of 410,000 to 460,000 oz AuEq.

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Annual gold sold of 455,932 oz at an annual average realized gold price of $2,254 per oz, contributing to record annual revenue of $1,115.5 million. On a gold equivalent ounce basis, the Company sold 465,829 oz AuEq for the year. The average realized gold price in 2024 includes a realized loss of $64.1 million or $141 per oz on gold forward contracts. See “Non-GAAP Financial Performance Measures.”

Debt Facility

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On July 25, 2024, the Company (as borrower) and MML (as borrower) signed a Fifth Amended and Restated Credit Agreement (the “Fifth ARCA”) with the Lenders (as defined below) in connection with a secured $300.0 million Debt Facility (as defined below), which also includes an accordion feature for an additional $150.0 million in available capacity at the discretion of the Lenders.

Media Luna

•	The total spend on Media Luna in 2024 was $449 million.

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•

As at December 31, 2024, overall development of Media Luna was 94% complete. Engineering was concluded in Q3 2024, with teams continuing to support in the field as necessary to address any installation issues. The largest outstanding item in the category of surface construction was the paste plant.

•

Progress on the project was halted by the eight-day temporary suspension of activities at Morelos in early December 2024; as a result, the start of the four-week tie-in of the copper and iron sulphide flotation circuits as well as the modifications to the processing plant shifted from early to mid-February 2025.

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In July 2024, the Company reported that as a result of near completion of engineering and procurement activities and incorporating the strength of the Mexican peso (“MXN”), budgeted capital expenditures for Media Luna were finalized at $950.0 million compared to the original budget of $875.0 million. The key driver was the stronger MXN, representing $48.0 million of the increase, with the remaining $27.5 million related to out-of-scope items and additional carry over costs as commercial production was expected, at that time, to be declared towards the middle of Q1 2025 compared to the start of the year as assumed in the original budget.

Integration of Media Luna North into the Morelos Mine Plan

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In September 2024, the Company reported an updated life-of-mine plan for the Morelos Property, which incorporates the Media Luna North underground deposit following completion of an internal pre-feasibility study on the deposit. See “Material Properties – Morelos Property – Media Luna North (Formerly EPO Underground).”

Exploration and Drilling Activities

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In December 2024, the Company announced assay results from the Company’s 2024 drilling program at ELG Underground. The results supported the Company’s target of extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources, and replacing and growing reserves. See “Material Properties – Morelos Property – Exploration and Drilling Activities.”

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In November 2024, the Company announced assay results from the Company’s ongoing drilling program at Media Luna North. The results supported Torex’s goal of expanding resources to the north of the deposit and upgrading Inferred Resources to Indicated Resources. See “Material Properties – Morelos Property – Media Luna North (Formerly EPO Underground).”

Normal Course Issuer Bid

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In November 2024, the Company announced that it had received approval from the Toronto Stock Exchange (the “TSX”) of its notice of intention to make a NCIB. Under the NCIB, Torex was authorized to purchase up to 7,116,777 of its Common Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. No purchases were made under the NCIB in 2024. The NCIB was renewed in November 2025. See “Dividends and Share Repurchases.”

Responsible Mining

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There were no reportable spills or environmental incidents during 2024 and the Company achieved its 2024 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

•

Following a full compliance audit for the International Cyanide Management Code (“ICMC”), which took place in the second quarter of 2024 by a registered ICMC auditor, the Company received full certification from the International Cyanide Management Institute (“ICMI”) in October.

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Following a three-year conformance period to adopt the World Gold Council Responsible Gold Mining Principles (“RGMPs”) comprising of 10 Principles and 51 sub-principles that address key environmental, social and governance (“ESG”) issues material to the gold mining sector, the Company published its Year 3 Conformance Report, which can be found on the Company’s ESG Reporting Portal at www.torexgold.com.

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Commitments associated with the Company’s 2024 CODECOP agreements were substantially met with 11 communities surrounding the Morelos Complex. Numerous community improvement infrastructure projects were completed as part of the agreements.

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In November 2024, a Temporary Occupation Agreement (“TOA”) was signed with the Mexcala Community. The agreement grants full access for prospecting, surface sampling, drilling and other exploration activities over a 1,500-hectare area on the south side of the Morelos Property.

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Following on from the World Gold Council film ‘Gold: A Journey with Idris Elba’, Torex was featured in the pilot episode of a new documentary series called ‘The Journey Continues’. The documentary focuses on how Torex continues to support local communities in Guerrero, and how the Company has created the conditions for young women to rise both inside and outside its operations.

Developments in 2023

Operations

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Delivered annual gold production of 453,778 oz for the year. During the year, the Company also achieved record annual mill throughput of 13,178 tonnes per day (“tpd”) and a record annual mining rate from ELG Underground of 2,070 tpd, surpassing the previous annual record set in 2022.

•	Annual gold sold of 444,750 oz at an annual average realized gold price of $1,952 per oz, contributing to revenue of $882.6 million. See “Non-GAAP Financial Performance Measures.”

Debt Facility

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On August 3, 2023, the Company (as borrower) executed an amendment to the Fourth Amended and Restated Credit Agreement (the “Fourth ARCA”), increasing the capacity of the Debt Facility to $300.0 million. The capacity on the Revolving Facility increased from $150.0 million to $200.0 million and the Term Facility remained unchanged at $100.0 million.

Media Luna

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The total spend on Media Luna in 2023 was $366.3 million. Expenditures during the year were primarily focused on continued development of the Guajes Tunnel, underground mine construction/development, surface construction, and procurement of goods and equipment required for the Project.

•

The successful breakthrough of the Guajes Tunnel was completed on December 21, 2023, three months earlier than scheduled in the Technical Report. Breakthrough of the Guajes Tunnel represented a key de-risking milestone in the development of Media Luna as the tunnel unified the Morelos Complex by connecting the existing operations on the north side of the Balsas River with the growing resource base of the Media Luna cluster on the south side.

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The Company received approval from Mexico’s Secretariat of Environment and Natural Resources (“SEMARNAT”) regarding an amendment to the key environmental permit (“MIA”) for Media Luna, allowing for the deposition of tailings into the mined-out Guajes open pit. Receipt of the MIA amendment marked another significant project de-risking milestone and further demonstrated the ongoing support of the project from local communities and government regulators.

•	As of December 31, 2023, physical progress on Media Luna was approximately 60% complete, with 84% of upfront expenditures committed as at December 31, 2023 (including 56% incurred).

Responsible Mining

•	As at December 31, 2023, the Company’s LTIF was 0.31, and its TRIF was 1.23 including employees and contractors and calculated per million hours worked on a rolling 12-month basis.

•	There were no reportable spills or environmental incidents in 2023.

•

Commitments associated with the Company’s 2023 CODECOPs were substantially met with 11 communities surrounding the Morelos Complex. Numerous community improvement infrastructure projects were completed as part of the agreements.

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In late October 2023, the category 5 Hurricane Otis made landfall near Acapulco, Mexico, and brought devastation to the City. In response, the Company donated truckloads of basic supplies including food, bottled water, baby formula and sanitary supplies as well as equipment to aid in the clean-up in the wake of the storm. The Company has committed to continue to support Acapulco in its rebuilding efforts.

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The Company released the results of an Economic Impact Study completed by Deloitte LLP to assess the direct, indirect, and induced economic impact of the Company’s mining operations and capital investments in Mexico and within the State of Guerrero. The study found that the Company creates or sustains almost 13,000 jobs annually in

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Mexico and contributes 3% annually to the State of Guerrero’s annual gross domestic product. The full report can be found under the “Responsible Mining” section on the Company’s website at www.torexgold.com.

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In May 2023, the Company became one of the first mid-tier gold producers to enter into a Sustainability-Linked Loan to include incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. See “General Development of the Business – Financing Agreements.”

Development and Exploration

Details regarding exploration and development of the Morelos Property generally, and in particular the ELG Mine and Media Luna, are set out under the subheading “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report” and Appendix “C” – “Summary of Technical Report.”

Financing Agreements

On June 25, 2025, the Company and MML (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “Amendment” or the “Credit Agreement) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the Lenders.

As at December 31, 2025, the Company had borrowings of $30.0 million on the Debt Facility and had utilized $13.2 million for letters of credit, reducing the available credit of the Debt Facility to $306.8 million (December 31, 2024 - $65.0 million, $13.7 million and $221.3 million, respectively). During the year ended December 31, 2025, the Company repaid $35.0 million, net, on the Debt Facility (year ended December 31, 2024 - drew $65.0 million). In January 2026, the Company fully repaid the remaining $30.0 million of borrowings on the Debt Facility.

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets.

The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at December 31, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at December 31, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex. The Credit Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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Principal Products

The Company’s principal product is gold, which requires refining to become a marketable material. In 2025, the Company became a meaningful copper and silver producer, with the metals representing approximately 12% and 5%, respectively of the revenue for 2025. The Company primarily reports production and sales on a gold equivalent basis, which reflects the projected increase in copper and silver production with the ramp-up of Media Luna, and will continue to report production and sales of individual metals.

Prior to March 2025, the Company’s gold production was primarily in the form of a doré produced at its operations. The Company uses the services of a refiner to refine the doré to market delivery standards. The Company has two contracts for refining its gold. One contract is with two affiliated refineries, Asahi Refining USA Inc. and Asahi Refining Canada Ltd, (together, the “Primary Refiner”) located in the United States and Canada. The Company is obligated to send approximately 75% of its doré to the Primary Refiner. If a force majeure event affects the refinery, the Primary Refiner is obligated, at no additional cost to the Company, to make commercially reasonable efforts to refine the Company’s doré at another of the Primary Refiner’s refineries and the Company is entitled to deliver the doré to other refiners or refineries for refining without liability to the Primary Refiner. Following the commencement of the copper concentrate production, a portion of the Company’s gold production continued to be in the form of doré and sent out for further refining.

The Company has a second contract with MKS PAMP SA (the “Second Refiner”), which operates in Switzerland and India. The Company may send approximately 25% of its doré to the Second Refiner.

Due to the availability of alternative refiners, the Company believes that it is not dependent on any one refiner. However, circumstances affecting businesses in general, regionally or globally, including refineries and businesses which transport doré from mining operations to the refineries, may impact the Company’s ability to refine its doré production.

First copper concentrate production was produced at the end of the first quarter of 2025. The copper concentrates from Media Luna are considered mid-grade copper with high precious metals and minor deleterious elements, and due to the expected high gold and silver content, the concentrates are sold and delivered to traders and smelters with precious metal recovery capabilities. The copper concentrates are marketable to a range of large, reliable smelters, trading houses and blending facilities and consequently, the Company does not believe that it is dependent on a particular purchaser for the sales of its concentrate. The Company executes contracts for the sale of the Company’s copper concentrate to a mix of traders and smelters over a period of 1-3 years. The Company also sells in the spot market at prices based on prevailing market prices. There are worldwide markets into which the Company may sell its copper concentrate and consequently, it is not dependent on any particular purchaser for the spot sales of its copper concentrate. For additional information on Media Luna products see “Material Properties – Morelos Property” and Appendix “C” – “Summary of Technical Report”.

Employees and Specialized Skills and Knowledge

As at December 31, 2025, the Company had 1,570 full or part time employees: 1,515 workers employed at the operations and offices in Mexico and 55 employees in the corporate office in Toronto. At the operations, 99% of employees are from Mexico, with 64% from Guerrero State. In addition, there were more than 2,700 contractors working at the Company as at the end of 2025.

The Company is dependent on the services of a small number of highly skilled and experienced executives and personnel. The Company’s business requires a wide range of specialized skills and knowledge including the following areas: geology, mine planning, permitting, engineering, metallurgy, construction, project management, mining and milling operations, logistics and procurement. The Company is also dependent on the services provided by key support functions such as finance, human resources, community relations and social responsibility, regulatory compliance, legal, tax and accounting. With the completion of Media Luna in 2025 and progress toward steady-state operations at its Morelos Complex, as well as growth through ongoing exploration of the Morelos Property and newly acquired properties in northern Mexico and Nevada, the Company has been able to locate and retain employees and contractors with such skills and knowledge. See “Risk Factors – Dependence on Key Executives and Employees”.

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Competitive Conditions

In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The ability of the Company to acquire additional properties depends on, among other things, its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. See “Risk Factors – Competition”.

Foreign Operations

The Company’s material mineral operations and projects are located in Mexico. See “Material Properties – Morelos Property” for a summary of such operations and projects. Future development and operations may be affected in varying degrees by such factors as government regulations or changes thereto. See “Risk Factors”.

Business Cycle

The mining business is subject to mineral price cycles and the marketability of minerals and mineral concentrates is also affected by global economic cycles. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations such as the ongoing impact of Russia’s invasion of Ukraine, instability in the Middle East, tariffs imposed by the United States, and other factors beyond the control of the Company. See “Risk Factors – Fluctuations in Gold, Silver and Copper Prices” and “Risk Factors – Price Fluctuations and Availability of Consumed Commodities”.

Corporate Social Responsibility

Policy Framework and Adherence to Global ESG Performance and Disclosure Standards

The Company has adopted several policies that address health and safety, human rights, bribery and anti-corruption and environmental protection. These policies include the Company’s Code of Business Conduct and Ethics (the “Code”) which sets out the Company’s expectations of its directors, officers and employees to, among other things: (i) act ethically and honestly; (ii) obey all laws governing the conduct of the business and affairs of the Company; (iii) conduct business in an environmentally and socially responsible manner; and (iv) select and treat employees of the Company in a respectful, fair and equitable manner and foster a work environment that is safe and healthy and free from discrimination, harassment, intimidation and hostility of any kind. In addition, in 2024, the Company introduced a new Supplier Code of Conduct, which establishes the minimum standards of conduct expected from Suppliers in all business activities conducted with or on behalf of the Company. Copies of these Codes of Conduct, as well as the Company’s Safety and Health Policy, Environmental Protection Policy, Anti-Bribery and Anti-Corruption Policy, Whistleblower Policy and Human Rights Policy are available on the Company’s website at www.torexgold.com.

In 2020, the Company became a member of the World Gold Council. In accordance with the membership commitment, the Company has fully adopted the Responsible Gold Mining Principles (“RGMPs”), which were designed to provide confidence to governments, investors, employees, communities and civil society that gold is produced by the Company in a responsible manner. In the third quarter of 2024, the Company released its Responsible Gold Mining Principles Year 3 Conformance Report, with accompanying limited assurance from KPMG LLP, fulfilling the conformance requirements set out by the World Gold Council. In 2025, the Company reported on its ongoing compliance and continuous improvement with respect to the RGMPs in its annual Responsible Gold Mining Report, with accompanied assurance from EEM EHS Management.

The World Gold Council, Mining Association of Canada (“MAC”), International Council on Mining and Metals (“ICMM”) and Copper Mark have come together on a new Consolidated Mining Standards Initiative intended to combine the best of four existing sustainability standards into one comprehensive and practical standard supported by a robust assurance process, thereby reducing complexity in the standards landscape and increasing adoption among companies seeking to follow a credible global benchmark. It establishes clear expectations for responsible practices that span multiple performance areas associated with responsible mining practices, regardless of size, commodity or location. In 2025, the

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Company continued to stay involved in this effort through the World Gold Council Sustainability Task Force, and intends to adopt this new consolidated standard once it is finalized within prescribed timelines.

In addition, in 2021, the Company became a signatory to the International Cyanide Management Code (“ICMC”), and implemented a three-year workplan to achieve compliance. Following an audit that took place in the second quarter of 2024 by a registered ICMC auditor, the Company achieved 100% compliance with all nine guiding principles and the 29 standards of practice and received full certification from the ICMI in October 2024. The Company demonstrated ongoing compliance with the ICMC in 2025.

In 2022, the Company’s Board of Directors approved the adoption of the Global Industry Standard on Tailings Management (“GISTM”), with a view to full compliance over the coming years.

Environment

The Company’s Environmental Protection Policy serves as the foundation of the Company’s approach to environmental management. Under the policy, the Company is committed to meeting or surpassing regulatory requirements in all of the Company’s exploration, development, mining, and closure activities while doing zero harm to the receiving environment beyond our operational boundaries.

The Company maintains an Environmental and Social Management System (“ESMS”), which is aligned with the International Finance Corporation (“IFC”) Environmental, Health, and Safety Guidelines and the IFC Performance Standards. The ESMS is also guided by the Equator Principles (EP4, July 2020) requirements.

The ESMS is comprised of an Environmental Surveillance Program comprising 13 management plans to manage and mitigate environmental risks and impacts. It is implemented by a team of environmental specialists at the Company’s operations with overall operational accountability residing with the Company’s Senior Vice President, Mexico, who reports directly to the Chief Executive Officer. The Safety, Corporate Social Responsibility and Technical Committee of the Board of Directors maintains Board-level oversight of the ESMS and associated performance. An environmental compliance report is also submitted annually to the Mexican government through the Federal Secretariat of Environment and Natural Resources (“SEMARNAT”).

Below is an overview of key areas of the Company’s approach to environmental management, including permitting and legal compliance; tailings management; water management; energy and climate change management; waste and hazardous materials management; air quality; biodiversity and land use; and cyanide management. More detailed information can be found in the Company’s most recent Responsible Gold Mining Report, which is posted on the Company’s website at www.torexgold.com.

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Permitting and Legal Compliance: The operations are subject to a variety of environmental laws and regulations in Mexico, including at the Federal and State levels. The Company maintains a comprehensive register of environmental obligations, including all permits, authorizations, and commitments. The Company also maintains a comprehensive environmental risk register to monitor, manage, and mitigate the environmental risks identified within its baseline natural and industrial risk assessment, and an environmental quality and monitoring program to maintain legal and regulatory compliance and drive continual improvement in environmental performance.

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Tailings Management: The Company recognizes that tailings management is one of the most material environmental issues for mining companies globally and, as such, is currently working toward adoption of GISTM. The Company designed and constructed a filtered tailings storage facility (“FTSF”) for the ELG Mine Complex, which was designed to minimize water content and eliminate the need for large embankment dams, a key consideration in a seismically active region. This approach significantly reduced the risk of catastrophic failure and improved water conservation. In 2025, as part of the completion of Media Luna, the FTSF was taken out of service and will undergo progressive reclamation. Tailings deposition has now shifted to the Guajes in-pit tailings storage facility (“GTSF”), which was approved by regulators and commissioned in mid-May 2025 to support ongoing operations at the Morelos Complex. The GTSF leverages the natural containment of the depleted Guajes pit, minimizing the footprint of surface facilities and reducing the associated structural risks. The Company has internal technical teams dedicated to monitoring both areas, and their work is audited by external experts who

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inspect the site bi-monthly and conduct dedicated inspections in both the wet and dry season in addition to an annual tailings inspection by an independent, third-party consultant.

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Water Management: The Company recognizes that water is a critical, shared resource and that water security is an important global issue. As such, the Company implements robust management systems to promote water efficiency at its operations and works in close partnership with our host communities on water related projects. The Company’s approach to water management is aligned with IFC Performance Standard 3 on Resource Efficiency and Pollution Prevention, which requires the Company to adopt measures to maximize recycling and reduce water usage so that the operations’ water consumption does not have significant adverse impacts on others. In 2025, the Company completed further updates on its site-wide water management plan to incorporate ongoing project development activities at Media Luna and continued to make progress on its Water Stewardship and Conservation Strategy for the Morelos Property, aimed at enhancing the efficient use of water at our operations and seeking continuous improvements in water re-use and recycling.

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Energy and Climate Change Management: The Company supports the Paris Agreement goals and the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”), and believes that the mining sector has a key role to play in reducing GHG emissions as well as supporting the transition to a lower carbon economy by supplying critical minerals and metals that advance low carbon technologies. Furthermore, climate change presents risks and opportunities for the business, including physical risks to assets and operations as well as transition risks towards a lower-carbon future. The Company is therefore committed to embedding climate change management across all levels of the Company, and to provide disclosure on climate change that is consistent with the TCFD. In 2022, the Company released its inaugural Climate Change Report aligned with the recommendations of TCFD, which includes GHG emissions reduction targets in support of its overall commitment to achieve net zero GHG emissions by 2050. These targets include a 10% reduction in absolute emissions (reduction of Scope 1 and 2 GHG emissions by 2030 compared to actual 2021 baseline), otherwise stated as a 25% reduction in “business as usual” emissions (reduction of Scope 1 and 2 GHG emissions in 2030 forecasted if no action is taken on intervention measures to reduce carbon emissions at Media Luna). The Climate Change Report contains a detailed action plan to meet the targets, and in 2025 significant advancements were achieved against this plan, including the commissioning of a new 8.45 megawatt (“MW”) solar plant, a reduction in the use of diesel haulage vehicles and equipment as part of the transition from open pit to underground mining and use of battery electric equipment at Media Luna. The Climate Change Report is available on the Company’s website at www.torexgold.com.

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Waste and Hazardous Materials Management: The Company maintains a waste management program, including specific plans for both hazardous and non-hazardous waste that are aligned with Mexican environmental legislation, namely the General Law for the Prevention and Integral Management of Wastes. All hazardous waste is controlled and stored in metal drums and transferred to a warehouse before being removed by a government-accredited contractor. Solid urban waste, generated primarily in administrative and camp areas, is separated into various sub-streams. All organic waste is used in restoration areas, while plastic and aluminum are removed by a government-accredited contractor.

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Air Quality: The Company’s approach to managing air quality impacts is aligned with the Air Emissions and Ambient Air Quality requirements of the IFC Environmental, Health and Safety Guidelines. As per the requirements, the Company is committed to preventing and minimizing impacts, as applicable, by following defined air quality guidelines, which complement local regulations. Ongoing operational air quality monitoring indicates the air quality levels are consistently below maximum permissible limits (MPLs) as defined by Mexican regulations, and modeling indicates this will continue to be the case now that Media Luna is in operations.

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Biodiversity and Land Use: The Company recognizes the importance of biodiversity in maintaining ecosystem health, and has completed comprehensive biodiversity baseline studies, which inform associated Biodiversity Management Plans developed in conjunction with key stakeholders and regulatory agencies. The Company’s approach to managing biodiversity risks and impacts is aligned with IFC Performance Standard 6 on Biodiversity Conservation and Sustainable Management of Living Natural Resources. A key mitigation measure is a commitment to compensate for land disturbances with the ultimate goal of “no net loss” of natural and critical

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habitat. To support this objective, annual reforestation programs are conducted using seedlings grown at two on-site nurseries at the Morelos Complex.

Biodiversity and land use considerations are also integrated into mine planning and mine closure plans. A primary objective of the closure plan is to restore land to a productive, post-mining land use.

A life-of-mine closure plan was developed for the Morelos Complex as part of the most recent Technical Report, and subsequently updated in 2025. The Company recognizes a decommissioning liability relating to the ELG Mine Complex and Media Luna mine based on disturbances incurred to date of $73.2 million, on a discounted basis, as at December 31, 2025. In respect of its exploration activities, the Company has determined that no significant decommissioning liability exists. See Note 13 of the Company’s Financial Statements for the year ended December 31, 2025, for information on the estimation of the liability.

Community Engagement and Development

The State of Guerrero, where the Morelos Property is situated, has limited government resources to fund social, economic and infrastructure development. Given these economic circumstances, private investment offers an opportunity to increase the standard of living of the residents near the Morelos Property. The Company recognizes that providing the opportunity of an increased standard of living alone is not sufficient; building lasting and constructive relationships with the host communities and governments, is essential to maintaining trust and the Company’s social license to operate.

The Company aims to share the economic benefits of its operations with local stakeholders. In addition to the economic contributions the Company makes to local communities and host governments through taxes, royalties and land payments, the Company also contributes funds and other resources through annual community development agreements (Convenio de Desarrollo Comunitario Participativo - “CODECOPs”) with nine communities surrounding the ELG Mine Complex (Valerio Trujano, Atzcala, Real del Limón, La Fundición, Nuevo Balsas, San Nicolás, Acalmantlila, Tlanipatlán and Atlixtac) and three communities in close proximity to Media Luna (San Miguel, Puente Sur Balsas and Mezcala). The CODECOPs outline the development commitments made by the Company and the roles and responsibilities of the local stakeholders in designating and delivering development projects in their communities. Local committees are established for each of the 12 CODECOP agreements and funding priorities are defined by the CODECOP committee representatives in consultation with community members in order support local participation and decision-making. Typical projects include community infrastructure development and improvements (including water and sanitation projects), as well as education, healthcare and cultural initiatives. In 2025, the Company invested $0.9 million as part of the CODECOPs. In February 2026, CODECOPs for 2026 were negotiated and signed with each of the 12 communities.

The Company also invests directly in local economic initiatives that are defined by local communities, often in partnership with local government agencies and non-governmental development organizations, and in 2025, the Company invested $3 million directly into such projects. In addition, in late 2025, the Company and the Municipal Government of Acapulco launched the rehabilitation of the Paso Limonero Wastewater Treatment Plant to restore capacity after both Hurricane Otis and Hurricane John caused massive destruction in Guerrero State. The project, which is part of the federal Mexico Plan, will provide vital sanitary infrastructure to approximately 50,000 residents in Acapulco.

With the acquisitions of Prime Mining and Reyna Silver in late 2025, the Company has already started to engage with local communities and key stakeholders in Sinaloa, Chihuahua and Nevada with a view to replicating the positive, trust-based and mutually beneficial relationships that have been established at the Morelos Property.

Labor Relations and Collective Bargaining Agreements

All employees are guaranteed the right to freedom of association and collective bargaining as per Mexican labour laws, in alignment with the core conventions of the International Labour Organization. The Company maintains a strong relationship with the national and local union. As at the end of 2025, unionized employees represented 57% of our workforce in Mexico.

On January 1, 2025, a new two-year collective bargaining agreement (“CBA”) took effect with non-staff employees represented by the Confederation of Mexican Workers (“CTM”) and will expire on December 31, 2026. In addition to base

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salary increases, the CBA covers a variety of benefits, including medical benefits, contributions to a savings fund, vacation premium and scholarships for employee dependents.

Additional Information

The preparation of the Company’s 2024 Responsible Gold Mining Report, which was released in May 2025, was guided by leading practices in sustainability reporting in the mining industry and by international guidelines, including the Global Reporting Initiative Core Standards, and the Sustainability Accounting Standards Board Metals and Mining Accounting Standard (Version 2023-12). The 2024 Responsible Gold Mining Report is available on the Company’s website at www.torexgold.com.

Information Systems and Cyber Security

The Company’s operations depend upon the availability, capacity, reliability, and security of its information technology (“IT”) infrastructure, and its ability to expand and update this infrastructure, applications and data platforms as required, to conduct daily operations. The Company uses a combination of internal IT resources and third-party vendors for ongoing IT support and management, systems maintenance, and cyber security services. Torex has a dedicated IT department led from the Company office in Toronto, Canada with IT resources primarily located in Mexico at the mine site and in the cloud. The IT department reports to the CFO, who reports quarterly to the Audit Committee of the Board on the Company’s cyber risk and IT controls program.

The Company relies on various IT systems in all areas of its operations, including finance, payroll, supply chain, contract management, technical services and engineering, capital projects, exploration and development data analysis, mining, processing and other operational activities, health and safety, human resource management, regulatory compliance and communications with employees and third parties. These IT systems could be subject to network disruptions caused by a variety of sources.

As such, the IT department conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work and redundancies to mitigate the risks or magnitude of failures, if any. In addition, the Company’s IT systems and software are protected by various tools including, but not limited to, endpoint security, firewalls, password requirements including multi-factor authentication for all remote access, e-mail threat-prevention solutions, managed detection and response service and backup solutions and processes. Annually, the Company undertakes vulnerability assessments or disaster recovery exercises or penetration tests. The Company also engages with third-party auditors to assess its cyber security maturity on a regular basis. The Company has key IT controls in relation to its finance and other computer systems grouped into six process domains: network operations; information security; change management; data management; application controls; and cyber risk. A combination of enterprise-grade network firewall devices, security software packages, and policy enforcement has been layered together to provide a multi-layered, defense-in-depth approach with intentional redundancies to increase protection of valuable data and information.

Annual cyber risk and IT general control testing activities are conducted to assess the data security infrastructure and recovery abilities. Employees receive annual cyber awareness training along with regular phishing simulation tests. The overall enterprise data security infrastructure is managed in accordance with applicable NIST (National Institute of Standards and Technology) cyber security governance framework and best practices.

In addition, internal and external IT assurance activities and vulnerability assessments are conducted, in part with advisory firms, to validate the completeness and effectiveness of the cyber risk program and related IT general controls.

To date, the Company has not experienced any material losses relating to cyber attacks or other material information security breaches. See “Risk Factors – Information and Cyber Security”.

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MATERIAL PROPERTIES – MORELOS PROPERTY

As stated above, the Company issued its latest Technical Report on the Morelos Complex in Guerrero, Mexico, inMarch 2022.. The Technical Report includes an integrated mine plan for the ELG Mine Complex as well as Media Luna. Operational and economic estimates are based on a project period commencing April 1, 2022, unless otherwise noted. See Appendix “C” – “Summary of Technical Report” for a summary of the key information set out in the Technical Report. Below are the material developments since the effective date of the Technical Report. See also “Updated Mineral Reserve and Mineral Resource Estimates”.

Key Developments Since the Effective Date of the Technical Report

Exploration and Drilling Activities

The primary exploration objective for 2025 was to offset depletion and grow mineral resources within ELG Underground and Media Luna Underground to sustain production beyond 2030. This effort was focused on supporting the long-term viability of the Morelos Complex through resource delineation and advanced exploration drilling programs that strengthen the resource base and enable future reserve conversion.

The secondary objective for 2025 was to define the upside potential within the Media Luna cluster, with drilling programs at Media Luna North and Media Luna West. Media Luna West remained a particular focus in order to support the declaration of inaugural resource in March 2026. The drilling program at Media Luna North, aimed at de-risking reserves to inform future mine planning, is substantially complete.

At Morelos, a total of 121,315 m was drilled using ten surface and five underground drill rigs, representing 97.4% of the annual plan. Cumulative expenditures in 2025 totalled $47.1 million, compared to the annual guidance of $45.0 million.

ELG Cluster

Drilling results in 2025 supported the objectives of the ELG Underground drilling program to expand the resource inventory and replace mined reserves in line with the Company’s goal of sustaining annual production above 450,000 oz AuEq beyond 2030. The program was focused on delineating high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

The Company’s investment plan for 2025 was $12.0 million for 48,000 m of drilling at ELG Underground, with actual expenditures of $10.2 million and 51,847 m drilled. The program was centered on advanced exploration and resource categorization, targeting extensions of known mineralization and the conversion of inferred to indicated resources within the main mineralized trends.

During the fourth quarter of 2025, a total of 4,875 m was drilled across 30 holes at ELG Underground, totaling 51,847 m drilled in 2025, which represents 108% of the planned 48,000 m for the year.

The focus in the fourth quarter of 2025 was on both resource delineation and advanced exploration programs. A total of 2,661 m of drilling was completed as part of the resource delineation program at ELG Underground, focused on upgrading inferred resources to the indicated resources category. A total of 2,214 m of drilling was completed as part of the advanced exploration program, targeting to expand resources along the El Limón Sur and El Limón West trends. Drilling for each program in 2025 totalled 34,781 m and 16,382 m, respectively.

For additional information on the 2025 ELG Underground drill programs and results see news release “Torex Gold Reports Latest Drilling Results from ELG Underground”, dated May 20, 2025, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

Media Luna Cluster

The 2025 Media Luna Underground drilling program was completed, encompassing both resource delineation and drill testing components. The program targeted a total of 14,500 m of drilling, supported by additional underground development to facilitate ongoing exploration activities. Drilling progressed as planned, with 5,089 m completed across 15 holes during the fourth quarter of 2025, totaling 16,448 m drilled in 2025 representing 113% of the annual plan.

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During the fourth quarter of 2025, drilling efforts were concentrated on the resource delineation program and the completion of the drill testing program at the southern extension of Media Luna. The resource delineation program aimed to upgrade high potential inferred resources in close proximity to existing infrastructure to the indicated category. A total of 1,887 m were drilled in the quarter, with 12,628 m drilled across 55 holes during 2025, representing approximately 120% of the annual plan. Metres drilled were higher than plan as the drill performance was better than expected, which reduced the cost per metre drilled and resulted in more metres to be drilled within the originally allotted budget.

The drill testing program, designed to extend the mineralized footprint to the south, was initiated in September 2025 with the first hole advancing 618 m in the third quarter, representing 15% of the annual plan. The program ramped up in October 2025, with 3,202 m drilled in the fourth quarter for a total of 3,820 m drilled across 6 holes in 2025, representing 96% of the annual plan.

At Media Luna, the program to upgrade resources will continue into 2026. The favorable geological characteristics identified in the drill testing program to the south support starting a program focused on resource definition in 2026.

The Media Luna North surface drilling program was completed during the fourth quarter of 2025. During the quarter, drilling focused on resource categorization and reserve de-risking. For 2025, approximately 32,608 m were drilled at Media Luna North across 45 drill holes, including 20,616 m in the Media Luna North reserve definition program and 11,992 m in resource definition at the north extension of the Media Luna North deposit. In parallel with drilling, core logging, relogging, Quality Assurance/Quality Control verification, and geological modeling were completed. The geological model for Media Luna North was updated and integrated into the resource estimation workflow, replacing the previous model. Estimation domains were refined, and work progressed on block model construction, including review of interpolation methodologies and rock quality modeling.

At Media Luna West, drilling was completed earlier in the year with a total of 10,745 m, with activities in the fourth quarter of 2025 focused on geological interpretation, estimation domain definition, and resource modeling. Relogging of historic drill holes and interpretation of east–west and north–south sections confirmed the structural controls on mineralization, including fault orientations, intrusive phases, and phreatomagmatic breccia bodies.

During the fourth quarter of 2025, estimation domains were finalized, and preparation of the block model commenced with support from external consultants. Drilling at Media Luna East commenced during the fourth quarter with a total of 574 m drilled, following receipt of required approvals. Initial drilling targeted eastward extensions of known mineralization along the west-northwest–striking San Miguel fault, following up on previously intersected high-grade zones. Drilling progressed on multiple east–west sections, with mineralization expected to be intersected at depth in early 2026 as the program continues.

At Todos Santos, drilling resumed during the fourth quarter following completion of access roads and drill platforms, with 1,027 m drilled in the fourth quarter of 2025 resulting in a total of 3,518 m drilled in 2025. Drilling tested the contact between the Morelos formation and the granodiorite, as well as structurally controlled phreatomagmatic breccias. While several holes intersected calc-silicate alteration and minor sulfide mineralization, no economically significant mineralization was identified in the completed holes. Geological interpretation advanced during the quarter, refining the structural framework and identifying controls on alteration and brecciation to guide future targeting.

For additional information on the 2025 Media Luna drill programs and results see news release “Torex Gold Reports Promising Drill Results from Media Luna West”, dated December 1, 2025, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

For additional information on Media Luna North drilling results see news release “Torex Gold Reports Excellent Drilling Results from EPO”, dated July 16, 2025, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

Other Morelos Exploration and Drilling

At El Naranjo, the second phase of drilling was completed during the fourth quarter of 2025 with 343 m drilled, resulting in a total of 2,825 m drilled in 2025, targeting phreatomagmatic breccias along the San Miguel fault. Drilling confirmed the continuity of these units and intersected shallow oxidized gold mineralization hosted within silicified breccias. Assay

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results returned multiple moderate-grade gold intercepts, supporting the interpretation of an intermediate epithermal system and providing guidance for future drill targeting.

At Atzcala, drilling at the Los Limones target advanced significantly during the quarter, with a total of 2,750 m drilled in 2025 following completion of a CSAMT geophysical survey. Multiple deep drill holes intersected thick intervals of phreatomagmatic breccias with pervasive silicification, hydrothermal brecciation, vuggy textures, and quartz–calcite veining, which are features considered favorable for the development of intermediate sulfidation style mineralization.

Drilling reached depths exceeding 1,000 m in the deepest holes, with several intervals displaying strong alteration and geological signatures indicative of a preserved hydrothermal system. Drilling will continue into 2026 to further test and evaluate the most favorable control for intercepting mineralization.

2026 Exploration and Drilling

Torex plans to invest $77 million in exploration and drilling in 2026, the largest investment in the history of the Company. A total of 148,500 m of drilling is planned this year, which includes ongoing exploration at the Morelos Property, the pending restart of drilling at Los Reyes as well as drilling across early-stage exploration properties in Nevada, USA and Chihuahua, Mexico. See “Other Properties – Los Reyes” and “Other Properties – Early-Stage Exploration Properties”.

At the Morelos Property, $43 million is expected to be invested in drilling and exploration, in line with the levels invested in 2025. Similar to prior years, the bulk of the program will be centred around drilling at ELG Underground and the Media Luna cluster, with incremental funds directed towards regional drilling at two higher priority regional targets, Atzcala and El Naranjo. In total, 113,500 m of drilling is planned across the Morelos Property in 2026.

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ELG Underground: Targeting to replace and grow mineral reserves as well as expand mineral resources within the main mineralized trends. Approximately 36,000 m of drilling is planned for ELG Underground in 2026.

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Media Luna cluster: The primary focus of the program is on adding mineral reserves while expanding mineral resources at Media Luna and Media Luna North. Follow-up drilling is also planned at Media Luna East and Media Luna West as the Company seeks to identify potential new sources of feed for the processing plant. Approximately 62,500 m of drilling is planned for the Media Luna cluster in 2026.

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Morelos District: Exploration and drilling work will be conducted at Atzcala and El Naranjo, which are high priority regional targets, with the objective for both areas to define a mineralized footprint. Approximately 15,000 m of regional drilling is planned in 2026.

Quality Assurance/Quality Control

Torex maintains an industry-standard analytical quality assurance/quality control (QA/QC) and data verification program to monitor laboratory performance and to ensure high quality assay results. Results from this program confirm reliability of the assay results.

Mine Exploration and Delineation Programs

All sample preparation and analytical work for the mine exploration and mine delineation program is performed by SGS de Mexico S.A. de C.V. (“SGSSACV”) in Durango, SGSSACV at Minera Media Luna site facilities in Mexico until July 2025 and by Corporation Quimica Platinum S.A. de C.V. (“CQPSACV”) at Minera Media Luna site facilities in Mexico beginning August 2025 (each lab is independent of the Company).

Mine exploration core samples are HQ or NQ sized drill core sawn lengthwise in half. One half of the core is bagged and sealed for analytical analysis, and one half of the core is retained in the core box for reference. Mine delineation program samples are whole core BQ sized drill core.

The analytical QA/QC program mine exploration and delineation programs at El Limón Guajes and Media Luna are overseen by Carlo Nasi, Manager Geology for Minera Media Luna, S.A. de C.V.

Sample preparation is carried out by SGSSACV facilities in Durango and at Minera Media Luna site facilities in Mexico using SGSSACV internal protocols FAA 313 and GO_FAG33V and CQPSACV internal protocols PT-312-DEAu and PT-101-PFA and consists of dry and crush 3 to 5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85%

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passing 75 μm. Gold is analyzed at the SGSSACV facilities in Durango and Minera Media Luna site facilities following internal analytical protocols. Gold analysis comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 g/t Au are re-assayed by fire assay with gravimetric finish up to 10,000 ppb. Copper and silver analyses up to 300 ppm Ag, copper up to 10%, and iron up to 10% analysis are completed via Aqua Regia digestion and atomic absorption finish. Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP14B and CQPSACV internal analytical protocol PT-102-PDP and PT-102-PDP-AL.

External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., and by SGSSACV in Durango both accredited laboratories and independent of the Company. The pulp check samples are analyzed for Au, Ag and Cu. Overall comparability is good between Minera Media Luna site facilities and ALS Chemex or SGSSACV.

Regional Exploration Program

The regional exploration program and analytical QA/QC program for Minera Media Luna, S.A. de C.V. drilling is overseen by José Antonio San Vicente Díaz, Manager Exploration, Mexico for Minera Media Luna, S.A. de C.V. All samples reported have been checked against Company and Lab standards, and blanks. No core duplicate samples are submitted for analysis.

HQ-size core is sawn in half lengthwise with half the core retained in the core box and the other half bagged and tagged for shipment to the sample preparation facility. Sample preparation is carried out by Bureau Veritas (“BV”), an accredited laboratory, at its facilities in Durango, Mexico and consists of crushing a 1 kg sample to >70% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Au is analyzed at the BV facilities in Hermosillo, Mexico following internal analytical protocols (FA430) and comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 g/t Au are re-assayed by fire assay with gravimetric finish (FA530). Cu and Ag analyses are completed at the BV facilities in Vancouver, Canada as part of a multi-element geochemical analysis by an aqua regia digestion and/or four acid digestion with detection by ICPES/MS using BV internal analytical protocol AQ270/AQ370. Overlimits for the multi-element package are analyzed by the internal protocol AQ374. External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., an accredited laboratory and independent of the Company. The pulp check samples are analyzed for Au, Ag and Cu. An external audit of pulp check results is conducted quarterly by GeoSoporte Mexico. Overall, the comparability between BV and ALS is good, with high correlation.

Five-Year Production Outlook (2026–2030)

The Company has enhanced its multi-year outlook to include production for Au, Ag, and Cu through 2030 and has revised the metal prices used to estimate AuEq production and sales to be in line with the same metal prices assumed within 2026 operational guidance.

Based on the multi-year outlook, the Company anticipates consistent production and sales through 2030, with drilling at ELG Underground and the Media Luna cluster focused on enhancing and extending the production profile of the Morelos Complex. The relative increases in Ag and Cu production and corresponding decreases in Au production projected post-2026 reflect the metal mix that will be introduced with first production from Media Luna North planned for late 2026. The five-year production outlook does not include any potential production from Los Reyes.

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Five-Year Gold Equivalent Production Outlook for the Morelos Complex

		2026	2027 to 2030	Metal Prices
Production
Gold	oz	320,000 to 365,000	300,000 to 345,000	$4,000/oz
Silver	koz	2,200 to 2,500	2,500 to 2,800	$45/oz
Copper	mlb	60 to 65	70 to 75	$4.90/lb
Gold equivalent[1]	oz	420,000 to 470,000	420,000 to 470,000	—
Sales
Gold equivalent[1]	oz	410,000 to 460,000	410,000 to 460,000	—

1)

AuEq production and sales within the Company’s five year outlook (including 2026 guidance) assumes metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu. AuEq (oz) = Au (oz) + 1000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

At the midpoint of the outlook range over the next five years, approximately 74% of AuEq sales is expected to be attributed to Au, 20% to Cu, and the remainder Ag.

For context and comparison to the Company’s prior published five-year outlook, applying reserve metal pricing of $1,500/oz Au, $19/oz Ag, and 3.50/lb Cu, annual sales would be 480,000 to 530,000 oz AuEq. This current outlook (normalized for metal prices) compares favourably to the Company’s previous outlook which had assumed payable production (equivalent to sales) of 450,000 to 500,000 oz AuEq projected between 2026 and 2029.3

The improvement over the previous outlook reflects the impact of ongoing drilling success (specifically ELG Underground) as well as modestly higher throughput rates and recoveries within the processing plant, better reflecting the performance of the new infrastructure achieved through the second half of 2025.

Media Luna

On May 1, 2025, commercial production was declared at Media Luna, concluding the development phase of the Media Luna project. Among other criteria, the Company considers commercial production reached when construction is substantially complete; mine and mill throughput have averaged over 40% and 60% of design rates for 30 days, respectively; product is saleable; and metallurgical recoveries have averaged at least 60% of the design recovery levels.

During 2025, $55.1 million of non-sustaining capital expenditures were incurred primarily related to construction of the remaining underground ore and waste material handling systems, and electrical distribution system in the mine. The final rockbreakers 2 and 5, including waste conveyor 4, were substantially completed during the quarter, which will support additional ore and waste movement. Final commissioning of these systems occurred early in the first quarter of 2026. The paste plant facility, which supplies paste backfill to the stopes utilizing tailings from the recently upgraded processing facility, continued its successful ramp-up. The final ore and waste pass required for current operations were also completed, which will further support ramp up of the mine to full capacity by mid-2026, if not earlier, and production for the life of mine.

As previously reported, non-sustaining capital expenditure guidance was revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to: the scope transfer from 2024 to 2025, the demobilization/remobilization costs following the December 2024 fatal incident at ELG Underground and the associated extension of the mining infrastructure construction period; indirect costs for the extended project period; and a continued aggressive mine development plan to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report.

More details on Media Luna, including the Feasibility Study results, can be found in the Technical Report.

[3]

Previous payable AuEq production outlook between 2026 and 2029 assumed metal prices of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu (in line with the metal prices used to estimate year-end 2024 mineral reserves). AuEq (oz) = Au (oz) + 1,000 * (19.00 / 1,500) x Ag (koz) + 1,000,000 x (3.50 / 1,500) x Cu (mlb).

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Media Luna North (Formerly EPO Underground)

Development of the main access ramp at Media Luna North continued to track well in the fourth quarter of 2025 with 1,135 m completed in favorable ground conditions. This initial development will enable both timely construction of the new north adit by mid-2026 to provide fresh ventilation to the project as well as access to the orebody for infrastructure construction to support first ore production by late 2026. Project execution is expected to be capital efficient as the underground mine will leverage infrastructure associated with Media Luna, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

During the fourth quarter of 2025, the Company initiated commitments for long-lead equipment supply related to electrical equipment and ventilation. Additionally, purchase orders for production mobile equipment were made ensuring delivery in support of first production before the end of 2026. Procurement of bulk materials for construction were also advanced, leveraging specifications and engineering from the recently constructed Media Luna Underground. Detailed engineering of specific mine infrastructure continued as planned as the project moves fully into execution.

During the fourth quarter of 2025, the Media Luna North internal feasibility study was completed, including all associated infrastructure engineering as well as geotechnical, hydrogeological, geochemistry, metallurgical evaluations, final mine design, sequencing, and integrated mine scheduling with Media Luna. The study also included finalizing the operational strategies for the integrated Media Luna and Media Luna North mine production, constructability reviews, and development of the overall Media Luna North Project execution plan, which includes both project aspects and operational readiness. The feasibility study mine design supports a peak mining rate of 2,300 tpd over a nine-year mine life. Aspects of the design of the project have been simplified from what was previously presented during the prefeasibility study, including utilizing ore and waste passes to transfer material to a haulage drift where it will be hauled via truck to existing ore handling infrastructure within the Media Luna mine. To this end, the primary production equipment has been selected as diesel to allow simplification of supporting infrastructure requirements. This adjusted scope has been reflected in the overall project capital expenditures, which have increased from $82 million estimated in the prefeasibility study to $108 to $113 million as the equipment will now be purchased versus leased, and marginally higher operating expenditures reflecting the haulage requirements. During the fourth quarter of 2025, $8.7 million was incurred to support early works development and procurement to advance the project. Overall project reserves have been derisked and adjusted lower to reflect updated drilling over the year, offset by improved recoveries relative to the prefeasibility study and in line with the current mining operations. In general, project economics have improved, further supporting the positive contribution of Media Luna North to the overall production plan.

During 2025, $25.6 million of non-sustaining capital expenditures were incurred relating to Media Luna North, including $8.5 million of feasibility study costs. Overall, annual non-sustaining capital expenditure at Media Luna North was lower than the guided range of $30.0 to $35.0 million, with certain spend deferred to 2026.

Annual sustaining capital expenditures over the life of Media Luna North are forecast between $5.0 and $10.0 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

Permitting

In 2022, the Company received approval from SEMARNAT on the key, culminating environmental permit for Media Luna. The approval, the MIA Integral, allowed for operations to begin at Media Luna and builds on the receipt of the MIA Modification received in 2021. Receipt of the MIA Integral represented another key milestone in the de-risking of Media Luna, and with the MIA Integral in hand, the Company has all the environmental approvals required to develop and operate Media Luna.

In 2022, the Company also received approval to increase the power draw at Morelos to 45 MW to accommodate activities at both ELG and Media Luna. A subsequent approval was received to increase the power draw to 65 MW, required to sustainably deliver full production at Media Luna.

In November 2023, the Company received approval from SEMARNAT regarding an amendment to the MIA, the key environmental permit for Media Luna, which will allow for the deposition of tailings into the mined-out Guajes open pit.

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Receipt of the MIA amendment marked another significant project de-risking milestone and further demonstrated the ongoing support of the project from local communities and government regulators.

In July 2025, the Company received approval from SEMARNAT regarding an amendment to the MIA for the Morelos Complex, which allows for Media Luna North construction, process plant modifications and Media Luna exploration activities.

OTHER PROPERTIES

Los Reyes

During the fourth quarter of 2025, with the acquisition of Prime Mining, the project portfolio of assets has increased with the addition of the Los Reyes project in Sinaloa, Mexico — a highly prospective, high grade, gold and silver deposit. The project development team has been focused on ensuring the initial preliminary economic assessment (“PEA”) work transitions smoothly under their guidance and re-engaging participating consultants to support completion of the PEA by mid-2026. This includes re-assessment of mining approaches, alternative or complementary processing options and associated production capacities which will be further defined in the subsequent prefeasibility study stage planned to commence in the second half of 2026. This will ensure that the Company is positioned to unlock the full potential of Los Reyes as it is advanced through the respective development stages in future years. In the fourth quarter of 2025, the Company received environmental approval from SEMARNAT to conduct exploration activities associated with the Los Reyes project.

Exploration and Drilling Activities

At the Los Reyes project in Sinaloa, which was acquired by the Company during the fourth quarter of 2025, the relogging of drill cores has begun under Torex standards to identify new opportunities for extending the known ore bodies and to apply what has been learned to date to the exploration of new targets.

The Company plans to invest up to $18 million at Los Reyes in 2026, which includes carrying out a 20,000 m drill program, completing a PEA by mid-year, and kicking off a prefeasibility study during the second half of the year. Drilling, once resumed when security conditions allow, will focus on expanding resources along the three main areas, Guadalupe, Z-T, and Central, as well as on upgrading resources supporting the technical, engineering, and design elements related to economic studies.

Early-stage Exploration Properties

Exploration and Drilling Activities

In Chihuahua, district-scale geological work was initiated during the fourth quarter of 2025 to define the regional structural and volcanological framework. At Guigui, preliminary mapping identified extensive preserved structural blocks, with evidence of volcanic and hydrothermal activity interpreted to be potentially related to mineralized systems. At Batopilas, multiple cycles of phreatomagmatic volcanic activity were confirmed within a complex structural architecture reflecting several deformation events. During 2026, geological work is planned to advance to more detailed scales to support the definition of priority drilling targets.

In Nevada, at the Gryphon project, structural mapping and architecture at a scale of 1:25,000 has been completed for the entire district. Reconnaissance of the volcanic facies identified in the various structural blocks has also been completed, and regional geochemistry covering the property is 50% complete. Reprocessing of geophysical and remote sensing data has begun, and preliminary targeting is expected by the first quarter of 2026. $12 million has been earmarked towards exploration and drilling across the Gryphon and Medicine Springs properties. A majority of the expenditures will be incurred at Gryphon where the Company has an option to earn-in to an initial 70% interest in the main property. A total of 10,000 m of drilling is planned across both properties in 2026, including 7,500 m at Gryphon.

In Chihuahua, $4 million is budgeted towards exploration and drilling, primarily at Batopilas, with early-stage targeting work planned at Guigui. Approximately 5,000 m of drilling is planned at Batopilas in 2026.

26 Torex Gold Resources Inc. | TSX: TXG

UPDATED MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Table 1: Year-over-year comparison of mineral reserves & mineral resources

		Current			Previous			Variance
	Tonnes	AuEq	AuEq	Tonnes	AuEq	AuEq	Tonnes	AuEq	AuEq
	(kt)	(gpt)	(koz)	(kt)	(gpt)	(koz)	(kt)	(gpt)	(koz)
Proven & Probable Reserves
Morelos	39,653	3.80	4,839	40,408	3.92	5,096	(2%)	(3%)	(5%)
Los Reyes	—	—	—	—	—	—	—	—	—

Total	39,653	3.80	4,839	40,408	3.92	5,096	(2%)	(3%)	(5%)

Measured & Indicated Resources
Morelos	53,146	4.25	7,262	45,679	5.06	7,431	16%	(16%)	(2%)
Los Reyes	49,042	1.30	2,047	—	—	—	—	—	—

Total	102,188	2.83	9,309	45,679	5.06	7,431	124%	(44%)	25%

Inferred Resources
Morelos	22,057	4.10	2,906	16,526	4.22	2,243	33%	(3%)	30%
Los Reyes	17,210	1.38	765	—	—	—	—	—	—

Total	39,267	2.91	3,671	16,526	4.22	2,243	138%	(31%)	64%

Notes to Table:

1.	A full breakdown of mineral reserves and resources including tonnes, grades and contained metal as well as accompanying notes can be found in Tables 7 and 8.

2.

Gold equivalent (AuEq) mineral reserves and resources take into account respective metal prices and metallurgical recoveries for gold, silver, and copper. AuEq formulas for contributors to mineral reserves and mineral resources for Morelos and Los Reyes can be found in Tables 7 and 8.

3.	Mineral resources are reported inclusive of mineral reserves, excluding stockpiles.

4.	Year-end mineral reserves and resources as well as year-over-year variance are subject to rounding.

Gold equivalent (“AuEq”) mineral reserves and mineral resources take into account respective metal prices and metallurgical recoveries for gold (“Au”), silver (“Ag”), and copper (“Cu”) by deposit within each of the underlying properties. Unless otherwise specified, AuEq formulas for mineral reserves and mineral resources can be found in Tables 7 and 8.

Metal prices used to estimate mineral reserves and mineral resources for Morelos have increased modestly relative to the metal price assumptions previously assumed ($1,650/oz Au versus $1,500/oz Au for reserves and $1,800/oz Au versus $1,650/oz Au for resources). Mineral resources for Los Reyes are unchanged and in line with the estimate (effective date of October 15, 2024) previously reported by Prime Mining, including metal prices of $1,950/oz Au and $25.24/oz Ag.

Detailed breakdowns of mineral reserve and mineral resource estimates can be found in Tables 7 and 8. The detailed breakdowns include tonnes, grade, and contained metal estimates by metal as well as notes accompanying the applicable mineral reserve and mineral resource estimates.

MORELOS

Total Proven and Probable Reserves for Morelos are estimated at 4,839 koz AuEq at an average grade of 3.80 gpt, representing a 5% decrease relative to year-end 2024 reserves of 5,096 koz AuEq at 3.92 gpt. Prior to ore processed, Proven and Probable Reserves increased 207 koz AuEq (+4%), primarily due to ongoing reserve growth at ELG Underground and delineation of new reserves at Media Luna with the commencement of infill drilling towards the middle of the year following completion of Media Luna.

27 Torex Gold Resources Inc. | TSX: TXG

Table 2: Morelos – Change in Proven & Probable Reserves

	Tonnes	Au	Ag	Cu	AuEq
	(kt)	(koz)	(koz)	(Mlb)	(koz)
Proven & Probable Reserves
December 31, 2025	39,653	3,158	23,519	594	4,839
December 31, 2024	40,408	3,226	26,851	656	5,096
Change – Net	(755)	(69)	(3,332)	(61)	(257)
Change – Net (%)	(2%)	(2%)	(12%)	(9%)	(5%)
Change in Reserves Prior to Ore Processed
Ore Processed	3,538	346	2,047	43	464
Reserves Added/Lost	2,783	277	(1,285)	(19)	207
Change – Prior to Ore Processed (%)	7%	9%	(5%)	(3%)	4%

Notes to Table

1.	Refer to Table 7 for additional disclosure on Proven and Probable Reserves for Morelos.

2.	Ore processed (depletion) in 2025 on a AuEq basis is based on the metal prices and recoveries assumed in the year-end 2024 mineral reserve estimate.

3.	AuEq values take into account metal prices and metallurgical recoveries used in the year-end 2024 and 2025 mineral reserve estimates.

4.	Year-end mineral reserves and year-over-year variance (2025 versus 2024) subject to rounding.

Offsetting the reserves gains were refinements to the Media Luna North geological model (carried out in conjunction with the internal feasibility study) which has led to improved confidence in the underlying model, greater certainty regarding the location of non-mineralized dikes, and revised stope shapes. The resulting impact was an 8% decline in AuEq contained reserves and a 10% increase in reserve tonnes at Media Luna North.

Table 3: Morelos – Change in Measured & Indicated Resources

	Tonnes	Au	Ag	Cu	AuEq
	(kt)	(koz)	(koz)	(Mlb)	(koz)
Measured & Indicated Resources
December 31, 2025	53,146	4,672	35,874	910	7,262
December 31, 2024	45,679	4,714	38,888	949	7,431
Change – Net	7,467	(42)	(3,014)	(39)	(169)
Change – Net (%)	16%	(1%)	(8%)	(4%)	(2%)
Change in Resources Prior to Ore Processed
Ore Processed	3,146	302	1,638	41	416
Resources Added/Lost	10,613	261	(1,375)	2	247
Change – Prior to Ore Processed (%)	23%	6%	(4%)	0%	3%

Notes to Table

1.	Refer to Table 8 for additional disclosure on Measured and Indicated Resources for Morelos.

2.	Measured and Indicated Resources are inclusive of mineral reserves.

3.	Ore mined (depletion) in 2025 on a AuEq basis is based on the metal prices and recoveries assumed in the year-end 2024 mineral resource estimate.

4.	AuEq values take into account metal prices and metallurgical recoveries used in the year-end 2024 and 2025 mineral resource estimates.

5.	Year-end mineral resources and year-over-year variance (2025 versus 2024) subject to rounding.

Measured and Indicated Resources are estimated at 7,262 koz AuEq at an average grade of 4.25 gpt, representing a 2% decrease relative to the 7,431 koz AuEq at 5.06 gpt at year-end 2024. Prior to ore mined, Measured and Indicated Resources increased 247 koz AuEq (+3%), reflecting a successful infill drill campaign at ELG Underground and commencement of infill drilling at Media Luna mid-year.

Table 4: Morelos – Change in Inferred Resources

	Tonnes	Au	Ag	Cu	AuEq
	(kt)	(koz)	(koz)	(Mlb)	(koz)
Inferred Resources
December 31, 2025	22,057	1,731	16,093	412	2,906
December 31, 2024	16,526	1,222	14,813	349	2,243
Change – Net	5,532	509	1,280	63	663
Change – Net (%)	33%	42%	9%	18%	30%

Notes to Table:

1.	Refer to Table 8 for additional disclosure on Inferred Resources for Morelos.

2.	AuEq values take into account metal prices and metallurgical recoveries used in the year-end 2024 and 2025 mineral resource estimates.

3.	Year-end mineral resources and year-over-year variance (2025 versus 2024) subject to rounding.

Total Inferred Resources are estimated at 2,906 koz AuEq at an average grade of 4.10 gpt, representing a 30% increase relative to the 2,243 koz AuEq at 4.22 gpt at year-end 2024. The increase in Inferred Resources reflects drilling success

28 Torex Gold Resources Inc. | TSX: TXG

at Media Luna North and ELG Underground as well as an inaugural Inferred Resource at Media Luna West of 506 koz AuEq at a grade of 5.11 gpt.

In addition to the impact of drilling, depletion, and model updates on mineral resource estimates for Morelos, the Company made adjustments within the application of RPEEE (reasonable prospects for eventual economic extraction) in estimating resources. The application of RPEEE at Morelos now aligns with how RPEEE is applied at Los Reyes.

Mineral resource estimates prepared for open pit and underground mining methods are constrained for purposes of RPEEE within potentially mineable shapes. Open pit mining methods are constrained using optimized surfaces based on operational information above a cut-off grade and underground mining methods are reported within a potentially mineable shape above a cut-off grade. In cases where potentially mineable volumes contain material with grades below the stated cut-off grade, this material has also been included in the mineral resource estimate. This ‘must take’ material added tonnes and lowered resource grades versus previous resource estimates for Morelos. The application of RPEEE is aligned with CIM best practice guidelines. The direct application of RPEEE does not impact mineral reserves, which already account for economic extraction and incorporate dilution.

LOS REYES

Torex acquired the Los Reyes project in Sinaloa, Mexico in 2025 through the acquisition of Prime Mining. The mineral resource estimate for Los Reyes is unchanged from the mineral resource estimate previously published by Prime Mining (effective date of October 15, 2024).

Table 5: Los Reyes – Mineral Resource Estimate

	Tonnes	Au	Ag	Au	Ag	AuEq	AuEq
	(kt)	(gpt)	(gpt)	(koz)	(koz)	(gpt)	(koz)
Indicated Resources
Open Pit - Mill	24,657	1.13	35.7	899	28,261	1.52	1,209
Underground - Mill	4,132	3.02	152.4	402	20,243	4.70	624
Open Pit - Heap Leach	20,254	0.29	8.4	190	5,492	0.33	215

Total	49,042	0.95	34.2	1,491	53,995	1.30	2,047

Inferred Resource
Open Pit - Mill	7,211	0.89	42.8	207	9,916	1.36	316
Underground - Mill	4,055	2.10	78.6	273	10,247	2.96	386
Open Pit - Heap Leach	5,944	0.30	7.3	58	1,398	0.33	64

Total	17,210	0.97	39.0	538	21,561	1.38	765

Notes to Table:

1.	Refer to Table 8 for additional disclosure on Indicated and Inferred Resources for Los Reyes.

AuEq values incorporated into the Los Reyes resource estimate follow industry best practices, are aligned with the methodology applied at Morelos, and take into account underlying metal prices and recoveries for each deposit and processing route.

A PEA on Los Reyes is on track for completion by mid-2026 and will be based on the most recent resource model. The Company plans to commence a prefeasibility study on Los Reyes later this year, which is expected to be based on an updated resource model incorporating planned future drilling as well as undertaking a review of underlying metal prices and other parameters following completion of the PEA.

METAL PRICE ASSUMPTIONS

Metal prices for Au, Ag, and Cu used to estimate mineral reserves and mineral resources for Morelos have modestly increased relative to prior assumptions. Metal prices used to estimate mineral resources at Los Reyes are unchanged.

29 Torex Gold Resources Inc. | TSX: TXG

Table 6: Metal price assumptions for the estimation on reserves and resources for Morelos Complex

		Current			Previous			Variance
	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)	($/oz)	($/oz)	($/lb)
Mineral Reserves
Morelos	$1,650	$21.00	$3.85	$1,500	$19.00	$3.50	$150	$2.00	$0.35
Mineral Resources
Morelos	$1,800	$24.00	$4.10	$1,650	$22.00	$3.75	$150	$2.00	$0.35
Los Reyes	$1,950	$25.24	na	$1,950	$25.24	na	$0	$0.00	na

The Company will continue to evaluate opportunities to unlock value from its underlying resource base (including reviewing cut-off grades) with a focus on maximizing margins and mine life while targeting to maintain annual production of at least 420 koz AuEq beyond 2030 at Morelos4 and maximizing the value of Los Reyes. One potential evaluation underway is looking to increase the size of the processing plant at Morelos either through debottlenecking alternatives or expansion of the flotation circuit.

Table 7: Mineral Reserve Estimate (December 31, 2025)

Property	Deposit	Reserve Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna Underground	Proven	7,396	2.93	25.7	0.82	696	6,106	134	4.60	1,095
		Probable	15,210	2.41	21.9	0.82	1,178	10,719	273	4.02	1,968

		Proven/Probable	22,607	2.58	23.1	0.82	1,874	16,825	408	4.21	3,062

	Media Luna North Underground	Proven	—	—	—	—	—	—	—	—	—
		Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

		Proven/Probable	5,546	1.89	25.6	1.10	337	4,556	135	4.03	719

	ELG Underground	Proven	1,412	4.36	7.2	0.31	198	328	10	4.96	225
		Probable	3,598	4.17	7.2	0.29	482	828	23	4.74	548

		Proven/Probable	5,011	4.22	7.2	0.30	680	1,157	33	4.80	773

	ELG Open Pit	Proven	—	—	—	—	—	—	—	—	—
		Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

		Proven/Probable	614	2.43	15.8	0.46	48	312	6	2.62	52

	Stockpiles	Proven	5,876	1.15	3.5	0.10	218	669	13	1.23	233
		Probable	—	—	—	—	—	—	—	—	—

		Proven/Probable	5,876	1.15	3.5	0.10	218	669	13	1.23	233

	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Torex (All)	Total	Proven/Probable	39,653	2.48	18.4	0.68	3,158	23,519	594	3.80	4,839

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2019) guidelines.

2.	Mineral reserves are founded on Measured and Indicated Resources, with an effective date of December 31, 2025, unless otherwise noted.

3.	Mineral reserves are considered appropriate for metal prices of $1,650/oz gold (“Au”), $21/oz silver (“Ag”), and $3.85/lb copper (“Cu”), unless otherwise noted.

4.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

5.	AuEq on a total basis is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.

6.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., an independent contractor and former VP of Mines Technical Services for Torex Gold.

7.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

8.	Morelos – Media Luna Underground:

a)

Mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b)	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.

c)	AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

9.	Morelos – Media Luna North Underground:

a)

Mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq and an in-situ incremental cut-off grade of 2.0 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.

[4]

Reference to AuEq production beyond 2030 is predicated on the Company’s latest five-year outlook for AuEq production of 420,000 to 470,000 oz through 2030 as outlined in the Company’s press release “Torex Gold provides 2026 operational guidance and updated five-year outlook” dated January 14, 2026. The five-year outlook assumes Au production of 300,000 to 345,000 oz, Ag production of 2,500 to 2,800 koz, and Cu production of 70 to 75 Mlb. Metal prices used to estimate AuEq production are $4,000/oz Au, $45/oz Ag and $4.90/lb Cu. AuEq = Au (oz) + 1000 x ($45/$4000) x Ag (koz) + 1,000,000 x ($4.90/$4,000) x Cu (Mlb).

30 Torex Gold Resources Inc. | TSX: TXG

b)	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and include estimates for dilution and mining losses.

c)	AuEq = Au (gpt) + (Ag (gpt) * 0.0126) + (Cu (%) * 1.6539).

10.	Morelos – ELG Underground:

a)

Mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq. Cut-off grades and mining shapes assume metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

b)	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

c)	AuEq = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

11.	Morelos – ELG Open Pit:

a)	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.

b)	Assumes average metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu.

c)	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

d)	AuEq = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697).

12.	Morelos – Stockpiles:

a)	Stockpiles include open pit and underground material previously mined.

b)	Open pit stockpiles assumed metallurgical recoveries of 89% Au, 30% Ag, and 15% Cu and underground stockpiles assume 90% Au, 86% Ag, and 93% Cu.

c)

AuEq (blended) = Au (gpt) + (Ag (gpt) * 0.0056) + (Cu (%) * 0.5948) based on AuEq (open pit) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and AuEq (underground) = Au (gpt) + (Ag (gpt) * 0.0122) + (Cu (%) * 1.6533).

31 Torex Gold Resources Inc. | TSX: TXG

Table 8: Mineral Resource Estimate (December 31, 2025)

Property	Deposit	Resource Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Morelos	Media Luna Underground	Measured	9,618	3.03	28.2	0.92	936	8,728	196	4.88	1,508
		Indicated	24,070	2.33	23.5	0.87	1,800	18,165	461	4.03	3,115

		Measured/Indicated	33,687	2.53	24.8	0.88	2,736	26,893	656	4.27	4,623

		Inferred	8,211	2.26	19.3	0.84	596	5,087	152	3.86	1,018
	Media Luna North Underground	Measured	—	—	—	—	—	—	—	—	—
		Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

		Measured/Indicated	7,598	2.13	26.8	1.11	520	6,537	187	4.28	1,046

		Inferred	9,687	1.78	31.9	1.08	554	9,936	230	3.94	1,226
	Media Luna West Underground	Measured	—	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	—	—	—	—	—

		Measured/Indicated	—	—	—	—	—	—	—	—	—

		Inferred	3,079	4.49	8.6	0.35	445	848	23	5.11	506
	ELG Underground	Measured	3,974	4.01	6.1	0.26	512	775	22	4.50	575
		Indicated	7,364	3.57	6.0	0.24	845	1,427	39	4.03	955

		Measured/Indicated	11,338	3.72	6.0	0.25	1,357	2,203	62	4.20	1,530

		Inferred	1,074	3.92	6.4	0.29	135	220	7	4.46	154
	ELG	Measured	—	—	—	—	—	—	—	—	—
	Open Pit	Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Measured/Indicated	523	3.54	14.4	0.45	59	241	5	3.72	63

		Inferred	6	3.56	5.9	0.45	1	1	0	3.70	1

	Total	Measured/Indicated	53,146	2.73	21.0	0.78	4,672	35,874	910	4.25	7,262

		Inferred	22,057	2.44	22.7	0.85	1,731	16,093	412	4.10	2,906
Los Reyes	Open Pit Mill	Measured	—	—	—	—	—	—	—	—	—
		Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Measured/Indicated	24,657	1.13	35.7	—	899	28,261	—	1.52	1,209

		Inferred	7,211	0.89	42.8	—	207	9,916	—	1.36	316
	Underground Mill	Measured	—	—	—	—	—	—	—	—	—
		Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Measured/Indicated	4,132	3.02	152.4	—	402	20,243	—	4.70	624

		Inferred	4,055	2.10	78.6	—	273	10,247	—	2.96	386
	Open Pit Heap Leach	Measured	—	—	—	—	—	—	—	—	—
		Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Measured/Indicated	20,254	0.29	8.4	—	190	5,492	—	0.33	215

		Inferred	5,944	0.30	7.3	—	58	1,398	—	0.33	64

	Total	Measured/Indicated	49,042	0.95	34.2	—	1,491	53,995	—	1.30	2,047

		Inferred	17,210	0.97	39.0	—	538	21,561	—	1.38	765

Torex (All)	Total	Measured/Indicated	102,188	1.88	27.4	0.40	6,163	89,870	910	2.83	9,309

		Inferred	39,267	1.80	29.8	0.48	2,269	37,654	412	2.91	3,671

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (2014) and Estimation of Mineral Resource and Mineral Reserve Best Practice guidelines (2019).

2.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits. AuEq estimates account for metal prices and metallurgical recoveries.

3.	Mineral resources are inclusive of mineral reserves (excluding stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.

5.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

32 Torex Gold Resources Inc. | TSX: TXG

Notes to accompany Morelos mineral resources:

1.	The effective date of the estimates is December 31, 2025.

2.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2025.

3.	Mineral resources for Morelos are based on underlying metal prices of $1,800/oz gold (“Au”), $24/oz silver (“Ag”), $4.10/lb copper (“Cu”), unless otherwise noted.

4.	The preparation of the estimates was prepared by Rochelle Collins, P. Geo. (Ontario), Principal, Mineral Resources for Torex Gold.

5.	Morelos – Media Luna Underground:

a)	Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

b)

Mineral resources were estimated using ID3 method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c)	Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104).

6.	Morelos – Media Luna North Underground:

a)	Mineral resources are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining method is long-hole open stoping.

b)

Mineral resources were estimated using ID3 method applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c)	Assumes metallurgical recoveries of 89% Au, 88% Ag, and 92% Cu.

d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145).

7.	Morelos – Media Luna West Underground:

a)	Mineral resources are reported above a 2.1 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

b)	Mineral resources were estimated using ID3 method applied to 3.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m.

c)	Assumes metallurgical recoveries of 88% Au, 75% Ag, and 85% Cu.

d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0114) + (Cu (%) * 1.5086).

8.	Morelos – ELG Underground:

a)	Mineral resources are reported above a 2.2 gpt AuEq cut-off grade. The assumed underground mining method is mechanized cut-and-fill.

b)

Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model block size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

c)	Assumes metallurgical recoveries of 90% Au, 86% Ag, and 93% Cu.

d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104).

9.	Morelos – ELG Open Pit:

a)	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

b)

Mineral resources were estimated using ordinary kriging method applied to 1.5 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

c)	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

d)	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

e)	AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627).

Notes to accompany Los Reyes mineral resources:

1.	The effective date of the estimates is October 15, 2024.

2.	Mineral resources for Los Reyes are based on underlying metal prices of $1,950//oz Au and $25.24/oz Ag, unless otherwise noted.

3.	The estimate was prepared by John Sims, President of Sims Resources LLC, an independent contractor and QP as a CPG member with AIPG.

4.	Los Reyes – Open Pit (Mill and Heap Leach):

a)	Open Pit Resource estimates are based on economically constrained open pits generated using the Hochbaum Pseudoflow algorithm in Datamine’s Studio NPVS and the following optimization parameters:

b)	Assumes mill recoveries of 95.6% for Au and 81% for Ag and heap leach recoveries of 73% Au and 25% Ag.

c)	Pit slopes by area ranging from 42-47 degrees overall slope angle.

d)	5% ore loss and 5% dilution factor applied to the 5 m x 5 m x 5m open pit resource block models.

e)

Mining costs of $2.00 per tonne of waste mined and $2.50 per tonne of ore mined. Milling costs of $16.81 per tonne processed. Heap leach costs of $5.53 per tonne processed. G&A cost of $2.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

f)	A 0.17 gpt gold only cutoff was applied to ex-pit processed material (which is above the heap-leaching NSR cutoff).

g)	AuEq (Open Pit Mill) = Au (gpt) + (Ag (gpt) * 0.0110) and AuEq (Open Pit Heap Leach) = Au (gpt) + (Ag (gpt) * 0.0046).

5.	Los Reyes – Underground (Mill):

a)	Underground Resource estimates are based on economically constrained stopes generated using Datamine’s Mineable Shape Optimizer (MSO) algorithm and the following optimization parameters:

b)	Diluted to a minimum 4 m stope width with a 98% mining recovery.

c)	Assumes mill recoveries of 95.6% for Au and 81% for Ag.

d)

Mechanized cut and fill mining with a $60.00 per tonne cost. Milling costs of $16.81 per tonne processed. G&A cost of $4.00 per tonne of material processed. Royalty of 3% and selling cost of 1% were also applied.

e)	AuEq (Underground Mill) = Au (gpt) + (Ag (gpt) * 0.0110).

MATERIAL RISKS AND ASSUMPTIONS

Material risks and assumptions include, without limitation:

•	ability to maintain the health and safety of the Company’s employees and contractors’ employees;

•	ability to maintain the safety and security of the Company’s employees and contractors, as well as the Company’s assets while operating in a region with high crime rates;

•	protection of human rights, and the ability to identify and assess all potential human rights, modern slavery and child labour risks impacting the Company;

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•	ability to avoid the theft of gold, gold bearing material and copper concentrate production;

•	protection of information and cyber security, and the ability to implement effective measures to mitigate such risks;

•	ability to avoid significant failure of the processing plant including structural damage from seismic activities or other uncontrolled events, or damage from fire or explosion;

•	ability to obtain, build or maintain adequate and continuous access to infrastructure, critical supplies, power and water;

•	ability to maintain water quality standards through the Company’s environmental measures;

•	risks associated with tailings management;

•	risks associated with the use of reagents;

•	ability to maintain positive and constructive relationships with the communities surrounding the Morelos Complex and the Company’s newly acquired properties;

•

ability to accurately estimate the mineral resources and mineral reserves, including the ability to accurately estimate an inferred mineral resource because of the limited information and sampling upon which an inferred mineral resource is based;

•	ability to achieve forecasted capital and operating budgets;

•	price fluctuations and availability of consumed commodities;

•	foreign operations and political and country risk;

•	compliance with anti-corruption laws and the Extractive Sector Transparency Measures Act;

•	risks associated with legislative changes that may impact the Morelos Complex operations, including the development of Media Luna North, and the ability to comply with any such changes;

•	ability to successfully maintain compliance with environmental regulation;

•	the ability of the Company to develop new mineral deposits and achieve its strategic growth plans, including the successful completion of the Media Luna North underground project;

•

ability to bring Media Luna North into production, expand mineral reserves and resources on the Morelos Property, and acquire and maintain properties with sufficient mineral reserves or resources that can be developed into reserves;

•

risks inherent typically encountered in the exploration, development and production of precious metals and other minerals such as unusual and unexpected geologic formations, seismic activity and rock bursts, failure of pit walls, tailings storage, buttress walls or rock dumps, flood, fire and discharge of pollutants or hazardous chemicals, failure of Guajes Tunnel, or structural or circuit failure in the processing plant;

•	effects of climate change, extreme weather events and water scarcity on operations, workforce and surrounding communities;

•	ability to complete and successfully integrate acquisitions or discovery and development of new orebodies, and/or expansion of existing mining operations;

•	ability to secure and maintain necessary permits and licenses;

•	ability of the Company to maintain good relationships with the union representing the employees, as well as with non-unionized employees and contractors;

•	dependence on key executives and employees;

•	fluctuations in metal prices and ability to achieve forecasted revenues and cash flows;

•	risks associated with contractor performance;

•	title to the land on which the Company operates, including surface and access rights;

•	competition and the ability to acquire assets that enable diversification and deliver value to shareholders;

•	risks associated with operating a single asset;

•	expectations of institutional shareholders and third-party rating agencies on ESG matters and the ability of the Company to implement global ESG standards adopted by the Company;

•	reputational risks from negative publicity through social media, artificial intelligence and digital platforms;

•	risks related to activist shareholders;

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•	price and volatility of the Company’s shares;

•	risks related to the continued payment of dividends and share repurchases, and the impact such changes could have on the price or value of the Company’s shares;

•	currency exchange rate fluctuations;

•	litigation risk;

•	enforcement of legal rights;

•	risk related to indebtedness including the ability to satisfy the covenants under the Debt Facility and access to the full amount available thereunder;

•	financial risks, including liquidity, credit and interest rate risks;

•	risk of dilution to holders of the Company’s Shares;

•	government policies and practices in respect of VAT receivables and the ability to recover VAT receivables;

•	risks related to taxation and royalties;

•	risks related to hedging programs and the use of derivatives;

•	insurance for risks insured by the Company continuing to be available and adequate to cover liabilities;

•	supply chain management and achieving supplier alignment with the Company’s policies on human rights, modern slavery, health and safety, environmental protection and business ethics;

•	decommissioning and reclamation costs;

•	accounting policies and internal controls;

•	conflicts of interest of certain personnel; and

•	risks related to regional or global pandemics and epidemics, and other health emergencies.

RISK FACTORS

The mining industry is subject to significant inherent risks, and the Company’s activities, including exploration, development, operation of its own properties, and the acquisition of additional mining assets, are exposed to numerous factors, many of which are beyond its control. While the Company strives to identify, assess, and mitigate these risks, it is not possible to eliminate them entirely. The occurrence of one or more of these risks, individually or in combination, could materially and adversely affect the Company’s operations, asset valuations, financial condition, and future results, as well as its reputation and compliance posture. Such events could also cause actual results to differ materially from those expressed or implied in forward-looking statements.

Managing risk is a core component of the Company’s strategy and is supported by a strong risk management culture and a formal Enterprise Risk Management program. This approach ensures that key risks, whether evolving or emerging, are incorporated into monitoring and reporting processes. The risks described in this section are presented in an order the Company considers appropriate, based on factors such as potential impact, likelihood of occurrence, and the Company’s ability to mitigate them.

Additional risks not currently known to the Company, or those currently considered immaterial, may also adversely affect its operations. Readers should carefully consider the risks and uncertainties described below, together with the other information contained in or incorporated by reference into this AIF.

1. Health and Safety

The Company’s operations, including the Morelos Complex and newly acquired properties at various stages of exploration and development, have inherent health and safety risks that may be subject to conditions or events beyond the Company’s control. Employees and contractors are exposed to occupational risks and hazards such as ground falls, hazardous chemicals, respiratory hazards, falls from height, high voltages, and interactions with heavy equipment. These risks are further intensified by the scale and complexity of the ongoing underground activities associated with the ELG and Media Luna mines, and mine development activities at the Media Luna North Project. The integration of new properties adds complexity, requiring alignment of health and safety procedures and cultural expectations across all operations to maintain consistency and reduce variability in the management and control of key health and safety risks.

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In the event of a fatality, serious injury, significant incident, or violation of local health and safety laws and regulations, the Company could face temporary cessation of activities, loss of social license to operate and/or costly compliance procedures. Despite having a robust safety system, positive safety culture, and controls in place to mitigate hazards, these risks cannot be entirely eliminated, and may adversely affect the Company’s business, operations, and reputation.

In 2024, two fatality events underscored the severity of these risks. In August 2024, a contractor was fatally injured in the Guajes Tunnel by accidental activation of a telehandler. In December 2024, a carbon monoxide exposure event in the ELG Underground mine resulted in three additional fatalities, including two employees and one contract employee.

In response, in early 2025 the Company launched a ‘Next Level Safety’ Program, designed to further strengthen safety systems, leadership and culture. The Next Level Safety Program involved the implementation of Torex fatal risk standards and a critical control management process, the completion of an independent fresh eyes assessment by safety experts, and the rollout of ‘Safety First and Always’ workshops to promote honest and open dialogue about individual and collective risk tolerance. These efforts have begun to yield measurable results and solid positive momentum. As of December 31, 2025, the Company’s lost-time injury frequency (“LTIF”) was an industry-leading 0.07, and its total recordable injury frequency (“TRIF”) was 0.73, including employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

Despite this progress, and the robust safety system, rules and standards the Company has put in place, given the industrial nature of the Company’s operations the risk of a serious workplace safety incident remains present notwithstanding the Company’s continued effort and focus on fatality prevention and safety leadership.

2. Security in Mexico

The security environment in Mexico remains complex and volatile, driven by organized crime and systemic corruption. Criminal groups and cartels continue to perpetrate violence, extortion, kidnapping, and theft, while law enforcement agencies face persistent challenges in implementing effective countermeasures. These dynamics contribute to high levels of impunity and undermine institutional stability. In 2025, cartel-related violence and criminal activity intensified across several states. In April, armed members of the Jalisco New Generation Cartel (CJNG) and allied groups damaged vehicles and blocked major highways in Michoacán, Guanajuato, and Jalisco in response to federal operations targeting cartel leaders. Kidnapping rates, which had declined steadily from 2021 to 2023, reversed this trend in late 2024 and early 2025. Nationally, kidnappings increased by 16% and extortion by 22% year-on-year as of March 2025, following a sharp spike in September 2024 when 422 cases were reported compared to 83 in the same month of 2023. These trends are linked to escalating cartel fragmentation following significant arrests. Meanwhile, in Sinaloa, homicides surged by over 400% after the July 2024 arrest of a key cartel leader, and ten workers were kidnapped from a mineral project camp site in January 2026, underscoring the growing security risk for businesses operating in Mexico.

Mexico’s security crisis has attracted global attention. In early 2025, the U.S. government designated several major cartels as Foreign Terrorist Organizations (FTOs) and Specially Designated Global Terrorists (SDGTs). These designations introduce additional compliance and operational challenges for companies operating in cartel-affected regions, particularly in areas such as insurance, cross-border logistics, and regulatory obligations.

Security risks remain elevated in the State of Guerrero, where the Morelos Complex is located, and in Sinaloa, where the Los Reyes Project is located. Both states continue to experience elevated levels of organized crime, including homicide, extortion, and kidnapping. Criminal gangs maintain territorial control and influence over local communities, creating serious risks for operations, such as extortion, kidnapping of employees, contractors, or visitors, exposure to drug-related violence, and theft or damage of Company assets, including gold doré and copper concentrate shipments.

Transportation corridors present additional vulnerabilities, with a surge in criminal activity targeting mining convoys, including copper concentrate shipments, gold transport via helicopter, and personnel movement. The threat of kidnapping, armed robbery, and sabotage remains active and evolving.

Such events, or even the perception of increased likelihood, could materially disrupt the Company’s cash flows, earnings, operations, and financial condition, in addition to impairing its ability to recruit and retain qualified personnel or reliable contractors. Although the Company has implemented rigorous security protocols, comprehensive training programs, and

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community-focused development initiatives, the unpredictable and evolving nature of criminal activities in Mexico means there is no guarantee that these efforts will fully shield staff and assets from harm.

As Torex evolves into a multi-asset, multi-jurisdictional producer, maintaining operational continuity and protecting personnel across diverse geographies will require ongoing executive-level monitoring, adaptive risk management, and proactive engagement with local, national, and international authorities.

3. Human Rights

The Company acknowledges that its operations have the potential to adversely impact human rights if appropriate controls are not maintained and recognizes its responsibility to respect and protect human rights both directly through operations and through business relationships. As such, an integrated cross-functional approach is taken to embed human rights values and due diligence into policies standards and practices aligned with the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights, the International Labour Organization’s declaration of the on the Fundamental Principles and Rights at Work and the World Gold Council Responsible Gold Mining Principles. These values are reflected in the Company’s Code of Business Conduct and Ethics, Supplier Code of Conduct, and Human Rights Policy, the latter of which was updated in 2025 and approved by the Board of Directors in early 2026.

To mitigate risks associated with human rights, the Company also periodically completes Human Rights Impact Assessments. Since the last comprehensive assessment completed at the Morelos Complex in 2022, the Company implemented several key recommendations, including the introduction of its Supplier Code of Conduct, which sets clear expectations for ethical business practices, including prohibitions on forced and child labour, discrimination, and corruption and aligns with Canada’s Forced Labour and Child Labour in Supply Chains Act, which came into effect in 2024. The Company also maintains full compliance with the World Gold Council’s Responsible Gold Mining Principles and the Conflict-Free Gold Standard and is certified under the International Cyanide Management Code, reinforcing its commitment to safe and responsible operations.

In 2025, the Company continued to advance its human rights program by embedding enhanced contractual provisions for security providers, delivering regular human rights training for security personnel, and piloting grievance mechanisms and anonymous reporting tools in newly acquired jurisdictions. The Company also continued to implement Community Development Agreements (“CODECOPs”) with 12 communities surrounding the Morelos Complex and contributed approximately USD $3.9 million in direct community investments in 2025. Further to this investment, the Company committed to the rehabilitation of the Paso Limonero Wastewater Treatment Plant in Acapulco, to restore capacity after both Hurricane Otis and Hurricane John caused massive destruction in Guerrero State. The project, which is part of the federal Mexico Plan, will provide vital sanitary infrastructure to approximately 50,000 residents across more than 30 neighbourhoods in Acapulco.

Despite these efforts, the Company recognizes that human rights risks cannot be fully eliminated. Potential violations – such as corruption, inequitable treatment of Indigenous or ethnic minority groups, gender discrimination, forced or child labour, land right conflicts, or security-related abuses, could result in significant reputational damage, legal exposure, and financial consequences. Emerging regulatory requirements further increase compliance complexity.

The Company remains committed to continuous improvement through policy updates, training, and transparent reporting. However, given the dynamic nature of human rights risks and evolving stakeholder expectations, there is no assurance that all potential impacts will be identified or mitigated. Any failure to uphold human rights standards could materially and adversely affect the Company’s reputation, social license to operate, and financial performance.

4. Security of Gold and Copper Concentrate Production

The Morelos Complex is located in the State of Guerrero, Mexico, a region that continues to experience elevated levels of organized crime and systemic corruption. Criminal activities in the area pose significant risks to the Company’s operations, including theft of gold doré, copper concentrate, and other valuable materials, as well as potential internal theft by employees or contractors.

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To mitigate these risks, the Company has implemented a comprehensive security framework aligned with international leading practices. This includes the deployment of dedicated security personnel, supplemented by private security contractors and the state’s auxiliary security service, to maintain perimeter control and secure critical areas. Engineered access controls and physical barriers restrict entry to processing and storage facilities, while advanced surveillance systems monitor activities across the site and surrounding areas. Regular audits and stress testing of the security systems are conducted to ensure effectiveness and continuous improvement.

With the commencement of copper concentrate production at Media Luna in 2025, the Company faces additional security challenges related to transportation. Moving concentrate by truck from the Morelos Complex to the port of Manzanillo introduces risks such as hijacking, armed robbery, and sabotage. To address these threats, the Company has adopted enhanced transport security protocols, including GPS tracking and real-time route monitoring, escort services for convoys, and comprehensive driver training on security procedures and emergency response. Coordination with local law enforcement agencies is maintained to enable rapid intervention in the event of an incident.

Despite these measures, the unpredictable nature of criminal activity in Guerrero and along transportation corridors means that risks cannot be fully eliminated. Any security breach—or even the perception of heightened risk—could materially disrupt operations, impact cash flows, and impair the Company’s ability to attract and retain qualified personnel or contractors. The Company’s security practices are designed to comply with international standards on the use of force and respect for human rights to avoid reputational and legal harm.

As Torex evolves into a multi-asset, multi-jurisdictional producer, maintaining operational continuity and safeguarding personnel and assets will require ongoing executive-level oversight, adaptive risk management, and proactive engagement with local, national, and international authorities.

5. Information and Cyber Security

The Company’s business depends on the continuous, reliable, and secure operation of its information technology (“IT”) and operational technology (“OT”) systems, which support mining operations, mineral processing, health and safety controls, and corporate functions. These systems are essential to maintaining operational resilience, protecting personnel and assets, and meeting regulatory and contractual obligations. Any compromise of the confidentiality, integrity, or availability of these systems could adversely affect operations.

The Company is exposed to cybersecurity threats that include unauthorized access, social engineering, phishing, ransomware, malware, and other cyberattacks that may target employees, contractors, vendors, or third-party service providers. In addition, IT and OT systems may be affected by non-malicious events such as natural disasters, extreme weather, power disruptions, equipment failure, or human error. The convergence of IT and OT environments, while supporting operational efficiency and real time decision making, increases the complexity of the threat landscape and expands the potential attack surface, particularly at remote or distributed mine sites.

The mining sector and other critical infrastructure industries have experienced an increase in the frequency and sophistication of cyber threats, including attacks directed at OT systems. While the Company has not experienced any material cybersecurity incidents or material losses related to information security breaches to date, no assurance can be given that such incidents will not occur in the future. Cyber threats continue to evolve, and residual risk remains despite the implementation of safeguards.

To manage these risks, the Company has implemented an enterprise cybersecurity program aligned with the NIST Cybersecurity Framework 2.0, emphasizing governance, risk management, and operational resilience across both IT and OT environments. This program is designed to support the core NIST CSF functions of Govern, Identify, Protect, Detect, Respond, and Recover, and incorporates recognized industry practices appropriate to the Company’s operating environment.

Key elements of the Company’s cybersecurity program include role-based access controls, multifactor authentication, and network segmentation to protect critical systems and limit the potential impact of a cybersecurity event. The Company employs continuous monitoring and detection capabilities, supported by threat intelligence, and has retained a third party to provide 24x7 managed detection and response services across the Company’s digital environment to identify anomalous activity and emerging risks. Regular risk assessments, vulnerability management activities, and testing

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exercises are conducted to evaluate the effectiveness of controls and inform ongoing improvements, including reviews related to IT and OT integration.

The Company also maintains incident response and recovery plans intended to enable timely containment, investigation, and remediation of cybersecurity events, as well as the restoration of critical operations. These plans are periodically tested and reviewed. Cybersecurity awareness and training programs are provided to employees and contractors bi-annually to promote secure behaviors, including awareness of phishing and other common attack techniques.

Oversight of cybersecurity risk management is integrated into the Company’s broader enterprise risk management framework, with engagement at the executive and governance levels. Senior leadership briefs the Company’s Audit Committee on information security matters at least once a quarter and additional independent cyber-specific audits are undertaken on an as-needed basis.

Despite these measures, a significant cybersecurity incident could result in operational disruptions, production delays, financial losses, regulatory investigations or penalties, litigation, and reputational damage, any of which could materially and adversely affect the Company’s business, financial condition, and results of operations.

The regulatory landscape related to data protection, privacy, and cybersecurity continues to evolve across jurisdictions in which the Company operates. Compliance with existing and future requirements may necessitate additional investments in systems, controls, and processes, and may increase operational complexity and costs. Failure to comply with applicable cybersecurity or privacy laws and regulations could result in fines, enforcement actions, or reputational harm, which could adversely impact the Company’s business and results of operations.

6. Operation of the Processing Plant

The processing plant at the Morelos Complex sustains the Company’s gold, silver, and copper production and is central to operational performance. A significant failure, whether mechanical breakdown, structural issue, or chemical incident, could severely impair output and result in a partial or complete suspension of operations until corrective measures are implemented. While the Company has established robust systems to monitor and maintain plant integrity, incorporating predictive maintenance, critical spares inventory, rigorous chemical handling protocols, certain uncontrollable risks remain.

In Q1 2025, Torex successfully completed the retrofit and tie-in of Media Luna’s flotation circuits. The project involved system tie-ins and commissioning of over 100 independent systems, enabling first copper concentrate production and marking a major milestone in its evolution to a gold and copper producer.

Despite the upgrade’s successful execution, risks persist. Seismic events, fires, or explosions, especially those linked to chemical handling in the modified circuits, could cause structural damage and extended plant downtime.

Although the Company adheres to industry-leading maintenance and safety standards, including structural inspections, spare parts management, and safety protocols, there is no certainty that these measures will prevent significant plant failures or fully mitigate downtime risks. Any prolonged disruption could adversely affect production volumes, cash flow, and overall financial performance during a critical ramp-up phase.

7. Infrastructure

Mining, processing, development, and exploration activities at the Morelos Complex depend on reliable infrastructure, including roads, bridges, power supply, fuel and water supply, and access to skilled labour. These factors significantly influence capital and operating costs for both the ELG and Media Luna Mines, as well as the Media Luna North development project. While the operations and projects on the Morelos Property benefit from proximity to paved highways, alternative transportation routes, regional power grids, and located near supply centres, there can be no assurance that infrastructure challenges or interruptions will not occur.

In Q1 2025, Torex achieved a major milestone with the completion of the retrofit and tie-in of the processing plant to accommodate Media Luna material and the commissioning of the Guajes Tunnel and Guajes Conveyor system. The tunnel, which runs beneath the Balsas River, is a critical component of the Company’s infrastructure, enabling efficient transport ore, supplies and people between Media Luna and the processing facilities at ELG. The Guajes Conveyor,

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integrated with the tunnel system, supports continuous ore movement to the mill, reducing reliance on truck haulage and improving operational efficiency. Any disruption or failure in this tunnel or conveyor system could significantly impact production and the Company’s ability to meet its operational targets.

Despite these advancements, risks remain. Extreme weather events, seismic activity, sabotage, blockades, or social conflicts could impair access to roads, power, or water supply. Aging infrastructure at the ELG Mine may also require replacement, increasing maintenance costs and the potential for unexpected failures. Such disruptions could materially affect production, increase costs, and negatively impact financial performance.

The Company continues to invest in infrastructure resilience, including predictive maintenance programs, critical spares inventory, and contingency planning. However, there is no assurance that these measures will fully prevent interruptions or mitigate their impact.

8. Water Management

Water is a critical input to mining and processing activities, and responsible stewardship is essential to maintaining operational continuity and the Company’s social license to operate. The Morelos Complex is located near the Balsas River, a major waterway, and the Company recognizes water as a shared resource requiring effective management and collaboration with local communities and regulators. Poor water management could lead to operational disruptions, regulatory intervention, and community conflict, adversely impacting the Company’s reputation and ability to operate.

According to the World Resources Institute’s Aqueduct Water Risk Atlas, the Morelos Complex is situated in an area of “low-medium” overall water stress. However, seasonal variability presents challenges: dry periods can limit water availability for both for the Company and surrounding communities, while intense rainfall during the wet season can create strain process water ponds and increase risks of overflow or contamination.

The water network at the Morelos Mining Complex is comprehensively designed to efficiently collect, store, treat, and distribute water across all operational areas. The overarching goal is to achieve a near zero-discharge system, with treated water being continuously recycled and reused within the Morelos Complex. This closed-loop approach is central to the Company’s commitment to responsible water stewardship. The site operates as a zero process-water discharge site, with a portion of treated domestic wastewater returned to the environment via aquifer recharge.

The Company maintains a comprehensive surface and groundwater monitoring program to establish baseline conditions and ensure ongoing compliance with water regulations. In addition, since 2017 the Company has partnered with the Autonomous University of Guerrero (UAGro) on a unique participatory water monitoring program, with results shared openly with local fishermen and community members. In 2025, the ninth annual agreement was signed between the Company and UAGro.

In 2025, Torex advanced its water stewardship initiatives as part of the development and construction of Media Luna . As Media Luna ramps up and becomes fully integrated into the Morelos Complex, overall water demand will increase. To ensure this does not lead to higher water consumption, the project was intentionally designed with enhanced recycling capacity and highly efficient water circuits. These features allow the additional demand to be met predominantly through reused and recycled water, enabling the Morelos Complex to maintain almost the same consumption levels while supporting long-term operational reliability and growth.

Despite these measures, risks remain. Extreme weather events, such as prolonged droughts or heavy rainfall, could disrupt water supply or compromise containment systems. Leaks or discharges from ponds or treatment facilities could result in environmental damage, regulatory penalties, and liability for cleanup costs that may not be fully insured. Serious incidents could also lead to suspension of operating permit or loss of social license, materially affecting the Company’s business and financial performance.

9. Tailings Management

Tailings management remains a critical environmental and operational risk for the mining industry, and Torex has implemented advanced strategies to mitigate these risks at its Morelos Complex.

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Historically, tailings from the ELG Mine Complex were deposited in a filtered tailings storage facility (“FTSF”), which was designed to minimize water content and eliminate the need for large embankment dams, a key consideration in a seismically active region. This approach significantly reduced the risk of catastrophic failure and improved water conservation.

As operations advance, the FTSF has ceased operations and will undergo progressive reclamation, including slope geotechnical stabilization, modification of the buttress in accordance with closure engineering guidelines and increasing its inclination and safety factor to ensure long-term structural stability. Additionally, revegetation and surface erosion control programs are planned to promote environmental integration of the terrain and reduce the potential for runoff generation and downstream sedimentation to minimize long-term environmental impact.

Tailings deposition has now shifted to the Guajes in-pit tailings storage facility (GTSF), which was approved by regulators and commissioned in mid-May 2025 to support surface operations. The GTSF leverages the natural containment of the depleted Guajes pit, minimizing the footprint of surface facilities and reducing the associated structural risks. Engineering controls include reinforced pit walls, seepage management systems, internal and perimeter drainage, surface erosion control, progressive slope covering, and real-time stability monitoring. The facility also features a comprehensive water management system and perimeter drainage channels to maintain geotechnical stability.

Monitoring and governance are central to Torex’s tailings management strategy. The GTSF is equipped with advanced instrumentation, including piezometers and geospatial surveys with periodic bathymetric measurements to assess morphological evolution and storage capacity within the facility. These data are integrated into real-time monitoring dashboards, which issue early alerts when parameters approach defined operational limits. Daily inspections are conducted by site personnel, bi-monthly reviews by the Engineer of Record, and annual audits by independent third-party experts ensuring continuous assessment of the facility’s performance and stability.

In 2022, the Company’s Board of Directors approved adoption of the Global Industry Standard on Tailings Management (GISTM), with full compliance targeted in the coming years. This commitment underscores the Company’s focus on governance, transparency, and alignment with global best practices.

Despite these robust measures, residual risks remain. Extreme weather, seismic events, or operational failures could lead to structural instability or environmental release. Such events could result in operational suspension, significant remediation costs, asset impairments, regulatory penalties, and reputational harm.

Insurance coverage may not fully protect against these losses, which could materially impact the Company’s financial condition and results of operations.

10. Use of Reagents

Production at the Morelos Complex continues to rely on cyanide and other chemical reagents essential for processing activities which, if mishandled, could negatively impact human health and surrounding ecosystems and expose the Company to regulatory, legal, and reputational risks. The Company remains committed to proactive hazard management through the continuous adoption of industry-leading standards and operational controls.

In 2024, the Company achieved full certification under the International Cyanide Management Code (“ICMC”), a global benchmark designed to ensure the safe procurement, handling, transportation, storage, use and disposal of cyanide. There were no reportable incidents with respect to the use of cyanide in 2025. Under the ICMC, the next compliance audit by a registered ICMC auditor will take place in 2027.

The Company’s operational controls include engineered containment designed to prevent leaks, emergency response plans featuring trigger-based escalation protocols, and ongoing monitoring of groundwater and effluent quality using automated sensors and scheduled sampling. These systems are supported by regular training and emergency drills to uphold a high state of emergency readiness. The Company continues to focus on water recycling and responsible chemical management as core pillars of its ESG strategy.

Despite these strong controls, inherent risks persist. Failures in containment, transport, or water management systems could lead to environmental contamination, regulatory enforcement actions, remediation costs, third-party claims, and

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operational disruptions. Insurance may not fully mitigate these liabilities, and such events could have a material adverse effect on Company’s financial condition and operating results.

11. Community Relations

Positive and constructive relationships with the communities surrounding the Morelos Complex remain essential to the Company’s ability to operate successfully and advance future projects. In order to maintain the Company’s social licence to operate, it is critical for Torex and all mining companies to demonstrate meaningful commitments to transparency, corporate responsibility and value sharing through local employment, procurement, and sustainable development initiatives.

In 2025, for the eighth consecutive year, the Company renewed and implemented unique annual community development agreements (CODECOPs) with twelve neighboring communities in the municipalities of Cocula, Eduardo Neri and Tepecoacuilco, reinforcing its approach to collaborative and locally-led decision-making through the election of CODECOP committees by local communities. These agreements are designed to address local needs and priorities such as education, healthcare, community infrastructure and cultural initiatives. In 2025, the Company achieved 100% compliance with implementation of the agreements, with approximately USD $3.9 million spent in direct community investment.

The Company also continued to focus on local employment and procurement to support positive community relations in 2025, with almost 40% of the Company’s workforce residing in local communities. With the ramp up of Media Luna and transition from open pit mining to underground mining, the Company continued to focus on workforce training and supplier development initiatives to maximize local participation.

In the wake of the acquisitions of Reyna Silver and Prime Mining, in the second half of 2025, the Company started actively engaging with local communities and landowners in Chihuahua, Sinaloa and Nevada to start to build meaningful relationships. Notably, the Company entered into its first 1-year agreement with the Ejido at Batopilas in Chihuahua. Looking ahead, with the Company will continue to engage with communities near the newly acquired properties to secure long-term social acceptance and reduce future risks in order to build trust, understand local needs, and integrate sustainable development commitments into project planning.

Despite these efforts, risks remain. Communities may be influenced by external groups opposed to mining or seeking to benefit illegally from mining activities. Social challenges could lead to protests, blockades, or other disruptions that impact operations.

Negative publicity from local stakeholders NGOs could harm the Company’s reputation and investor confidence. While the Company is committed to operating responsibly and maintaining strong community relationships, there is no guarantee these measures will fully prevent disruptions. Any significant social conflict could materially affect the Company’s operations, financial condition, and ability to advance future projects.

12. Reliability of Mineral Resource and Mineral Reserve Estimates

The Company’s Mineral Resources are classified as Measured, Indicated, and Inferred, with Mineral Reserves defined as Proven and Probable. These estimates represent quantities that can be mined and economically processed under current assumptions. However, resource and reserve estimation is inherently uncertain and subject to numerous factors beyond the Company’s control, including limited drilling and sampling data, geological interpretation, and engineering assumptions. Inferred Mineral Resources are particularly speculative and may never be converted into Mineral Reserves. Therefore, there is no assurance that Inferred Mineral Resources will be upgraded to Indicated or Measured Mineral Resources with sufficient geological and grade continuity to constitute Proven and Probable Mineral Reserves.

Until actual mining and processing occurs, there is no assurance that laboratory recovery rates will be replicated at scale under operating conditions. Estimated Mineral Reserves may not be recovered in full or at assumed costs. Factors such as permitting requirements, unexpected geological formations, technical challenges, weather events, and work interruptions can affect recovery. Market volatility in gold, copper, and silver prices, changes in the mine design, increased costs, or reduced recovery rates may render certain Mineral Reserves uneconomic, even if previously classified as Proven or Probable.

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In 2025, Torex expanded its asset base through the acquisition of early-stage exploration properties, including projects in Mexico and Nevada. These properties are at an early stage of evaluation and carry significant geological uncertainty. Converting exploration potential into economic reserves will require extensive drilling, technical studies, and validation, and there is no guarantee that these assets will result in commercially viable operations.

As mining progresses and additional data becomes available, Mineral Resource and Reserve estimates may change materially, either positively or negatively. Any significant reductions in estimates, or inability to extract reserves as planned could adversely affect the Company’s operations, financial condition and growth strategy. External factors such as regulatory changes, environmental constraints, and evolving technical standards may also impact the economic viability of reserves. A material downgrade in Mineral Resources or Reserves could lead to asset impairments, revised mine plans, and changes in capital allocation priorities.

13. Capital and Operational Cost Estimates

The Company’s life-of-mine plans, budgets, and forecasts for operating and capital expenditures are based on numerous assumptions, including ore tonnage and grades, metallurgical characteristics, recovery rates of gold, copper and silver, cash operating costs, sustaining and non-sustaining capital requirements, sequential development of ore bodies, and prevailing commodity prices. These assumptions are subject to change as new information becomes available and as operational conditions evolve.

Media Luna mine has been fully integrated with ELG along with the new metallurgical processes for copper and gold. All of these are now collectively referred to as the Morelos Complex. While commercial production was achieved in April 2025, the mine and processing facility will be a steady ramp-up phase until H2 of 2026. Inflationary pressures will continue to have impact on operational performance and these will be driven by currency fluctuations, the conflict in the Middle East, supply chain constraints, and uncertainty around tariffs by the United States. In addition, Mexico’s own consideration of tariffs on imports from other jurisdictions may have an impact on the cost of critical materials and equipment, adding further uncertainty to capital and operating budgets.

The Company’s acquisition of early-stage exploration properties in Mexico and Nevada will require substantial investment to advance these assets through technical studies, permitting, and eventual mine development. These projects are at an early stage and carry significant uncertainty regarding timing and cost, which could materially increase future capital requirements.

Metal price volatility further impacts cost structures. Higher gold prices increase royalty obligations and other price-linked charges, as royalties in Mexico are calculated as a percentage of gross revenue based on prevailing metal prices. Fluctuations in copper and silver prices also affect smelting, refining, and transportation costs. Combined with tariffs and inflationary trends, these factors may lead to significant deviations from life-of-mine plans or budgets, potentially resulting in insufficient cash flow or liquidity to fund strategic priorities. In such circumstances, the Company may need to manage cash outflows by renegotiating vendor payment terms, deferring capital projects, or adjusting working capital requirements.

Development decisions for additional areas within the Morelos Property or newly acquired projects are based on technical studies that rely on estimates and assumptions, which may prove inaccurate. Actual capital expenditures, operating costs, production levels, and economic returns could differ materially from current projections. Costs may vary due to short-term operating factors, mine plan revisions, mining risks, natural phenomena such as extreme weather or seismic events, and labour-related issues. Operational costs can also be influenced by waste-to-ore ratios, ore grade variability, metallurgical performance, labour costs, commodity price volatility, inflation, exchange rates, financing availability, regulatory changes, and delays in permitting or social challenges. Many of these factors are beyond the Company’s control. Failure to meet cost estimates or significant increases in capital or operational costs could have a material adverse effect on the Company’s cash flows, business, operations, and financial condition.

14. Price Fluctuations and Availability of Consumed Commodities

Prices and availability of key commodities used in mining operations, such as natural gas, diesel, oil, cyanide, explosives, grinding media, equipment parts, concrete, construction materials, and electricity, remain volatile and can materially

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impact operating costs and the execution of the Company’s projects. These projects include mine development and major capital initiatives, which are highly sensitive to procurement delays and cost escalation.

In 2026, cost pressures are expected to be high due to tariffs imposed by the United States on certain raw materials and supplies, and Mexico’s consideration of tariffs on imports from other jurisdictions. These measures have increased the cost of critical materials and equipment, adding uncertainty to procurement and logistics. Global conflicts, including the ongoing Russia – Ukraine war and instability in the Middle East, have disrupted energy markets and logistics networks, driving higher fuel and power costs and creating bottlenecks in international trade.

With Media Luna now at full production specialized metallurgical processes for copper and gold recovery and the installation of new electrical equipment have introduced additional procurement complexity. These systems require unique components and high-capacity power infrastructure, which are subject to global supply chain constraints and cost escalation. Any delays or cost overruns related to these inputs could affect operational readiness and financial performance.

Failure to secure essential commodities at reasonable prices or within required timelines could result in project delays, increased costs, and adverse impacts on the Company’s cash flow, operations, and overall financial condition.

15. Political and Country Risk

The Company’s operations include the Morelos Complex in Guerrero, Mexico, the Los Reyes gold-silver project in Sinaloa, Mexico and early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA. This geographic concentration exposes the business to evolving political, regulatory, economic, fiscal, social, and security dynamics in Mexico, while the Nevada property introduces U.S. regulatory considerations.

These factors may materially impact the Company’s ability to operate effectively and profitably. Risks include macroeconomic volatility, resource nationalism, regulatory uncertainty, fiscal pressure, potential restrictions on repatriation of earnings or exports, corruption, organized crime, and civil unrest. Environmental and social opposition, delays in tax refunds, and unanticipated changes in laws or policies, including taxation, also remain significant concerns.

Domestic security risks are elevated in Mexico, where organized crime, cartel activity, and corruption can disrupt operations, logistics, and community relations, requiring robust security protocols and stakeholder engagement. In addition, since 2023, Mexico has implemented a number of mining law and related environmental reforms, which have heightened uncertainty around issues such as land and water concessions and permitting timelines. In 2025, the regulatory environment continued to evolve as the government advanced the implementation of the reforms through secondary regulations, reinforcing state control over exploration and concession processes. Fiscal pressure also increased under the 2025 Economic Package, which raised the special mining duty from 7.5% to 8.5% and the extraordinary duty from 0.5% to 1.0%.

Regional geopolitical volatility has intensified following recent U.S. intervention in Venezuela and the Middle East. These developments may influence investor sentiment, commodity markets, and regional trade dynamics, indirectly affecting mining operations and capital flows in Latin America. In addition, the Company’s Nevada property introduces exposure to U.S. country risks, including potential changes in federal or state mining regulations, evolving environmental standards, and permitting requirements. While the U.S. is generally considered a stable jurisdiction, increasing scrutiny on ESG compliance, water use, and reclamation obligations may elevate costs and administrative complexity for exploration-stage projects.

Although the Company’s current land and water concessions and operations are not expected to be materially impacted in the short term, evolving regulatory frameworks, increased taxation, and regional instability materially increase long-term uncertainty. These developments delay permitting, increase compliance costs, restrict repatriation of funds, or result in expropriation without fair compensation. There can be no assurance that future changes in legislation, policy, or political landscapes, whether in Mexico or the broader Americas, will not adversely affect the Company’s business, financial condition, or results of operations.

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16. Compliance with Anti-Corruption, Anti-Terrorism, and Transparency Laws

The Company’s operations involve interactions with multiple levels of government in Canada, Mexico, and the United States, requiring strict compliance with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and Mexico’s anti-corruption statutes. These laws prohibit the Company, its employees, and intermediaries from bribing or making prohibited payments to government officials or others to obtain or retain business or gain any improper advantage.

Mexico, where the Company’s producing assets and most recent acquisitions are located, is perceived as having higher levels of corruption compared to Canada and the United States. This increases the risk of exposure to corrupt practices in permitting, licensing, and regulatory processes. The Company cannot predict future regulatory requirements or how existing laws will be administered or interpreted. Operating in multiple jurisdictions subjects the Company to overlapping anti-corruption regimes, increasing compliance complexity and enforcement risk.

Global enforcement of anti-corruption laws has intensified, with higher penalties and greater scrutiny of companies operating in resource sectors. Any violation could result in civil or criminal penalties, sanctions, significant legal expenses, and reputational damage, materially affecting the Company’s business and financial condition.

The Company is also subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”), which requires public disclosure of payments to foreign and domestic governments, including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvement payments over C$100,000. Failure to report, false reporting, or structuring payments to avoid reporting may result in fines of up to C$250,000 and reputational harm.

In addition to anti-corruption obligations, recent U.S. measures have expanded compliance requirements to include screening for links to cartels and terrorist organizations. Under Executive Order 14157 and related U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) directives, certain Latin American cartels have been designated as Foreign Terrorist Organizations (“FTOs”) and Specially Designated Global Terrorists (“SDGTs”). U.S. law prohibits transactions with these entities and imposes severe penalties for material support, even if inadvertent. Companies operating in Mexico must implement enhanced due diligence, vendor screening, and contractual safeguards to prevent any association with designated organizations. Failure to comply can result in blocked transactions, sanctions, and criminal liability.

Corruption risks extend beyond government interactions to procurement and supply chain activities. Employees and third parties such as suppliers, contractors, and distributors may engage in illicit practices, including kickbacks, fraudulent rebates, theft, and embezzlement. These risks require robust internal controls, due diligence, and monitoring across all jurisdictions where the Company operates.

17. Legislative Changes

The Company operates within complex regulatory environments in Canada, Mexico, and the United States, interacting with federal, state/provincial, and municipal authorities. These jurisdictions impose diverse requirements related to exploration, development, production, taxation, labour standards, occupational health and safety, environmental protection, mine safety, land and water use, indigenous rights, foreign investment, and other matters. Compliance with these frameworks is critical to maintaining operational continuity.

Significant amendments to the Mining Law and related statutes were enacted in May 2023, collectively referred to as the “Mining Law Reforms”. These changes introduced shorter concession terms, stricter technical and environmental standards, and mandatory indigenous consultation and community investment, obligations. While implementing regulations have been delayed, creating interpretive uncertainty the Company continued to engage constructively with authorities.

In 2025, Mexico’s Supreme Court upheld the constitutionality of the Mining Law Reforms in amparo proceedings, though a broader constitutional challenge remains pending. Until implementing regulations are finalized and judicial reviews conclude, uncertainty persists regarding concession renewals and compliance obligations.

The current administration has reinforced its position that no new mining concessions will be granted and has signaled stricter environmental oversight of existing operations. A constitutional proposal introduced in 2024 to ban open-pit mining and fracking remains under review; however, President Sheinbaum’s government has indicated that while a blanket ban

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is unlikely, open-pit mining will face tighter regulation and enhanced environmental scrutiny. These measures could materially affect future project development and permitting timelines.

Additionally, Mexico enacted water law reforms in late 2025, restricting transfers of water concessions, limiting changes of use, and introducing a national water registry with tougher sanctions for misuse. These changes increase compliance requirements and could impact access to process water, potentially raising costs or delaying approvals.

Further legislative developments include changes to the Federal Revenue Law governing the Fund for the Development of Mining Production Zones (“Mining Fund”). In 2019, 85% of the fund was redirected to the Public Education Secretariat for educational, health, and social development projects. In 2025, this allocation was reduced to 69%. While the Company has contributed to the Mining Fund since 2016 and supports local priorities through CODECOPs and other agreements, reduced allocation may affect community development initiatives, indirectly influencing stakeholder relations.

In Canada, legislative changes in 2025 focused on critical minerals, including a C$2 billion sovereign fund, expanded tax credits, and streamlined permitting processes. Ontario introduced expedited multi-agency permitting for designated mining projects and special economic zones. Although the Company’s operations are in Mexico and the United States, these developments may influence corporate governance, financing strategies, and supply chain planning.

Regulatory changes in 2025 included tighter enforcement of the Uyghur Forced Labor Prevention Act (“UFLPA”), requiring enhanced due diligence for goods sourced through or transiting U.S. jurisdictions. Revised National Environmental Policy Act (“NEPA”) regulations established clearer timelines and page limits for environmental reviews, potentially streamlining permitting for exploration activities on federal lands. Legislative proposals to expand the Mineral Leasing Act and simplify administrative processes were also introduced, signaling potential shifts in land access and permitting structures for future exploration projects.

Future legislative changes may restrict operations, delay permitting, increase compliance costs, or result in expropriation without fair compensation. Disputes arising from such changes may be subject to foreign jurisdictions, limiting legal recourse. Amendments to existing laws and regulations, or stricter enforcement, could materially and adversely affect the Company’s ability to operate successfully in Mexico and other jurisdictions.

Moreover, the officers and directors of the Company must rely on legal counsel and local consultants across Canada, Mexico, and the United States to keep abreast of material legal, regulatory, and governmental developments at all levels. The Company also relies on management and the Board members with jurisdiction-specific experience to navigate local business culture and practices. Developments or changes in these areas are beyond the Company’s control and may adversely affect its business, operations, and plans. The Company currently does not currently maintain political risk insurance.

18. Environmental Regulatory Landscape

The Company’s operations, exploration and closure activities are subject to environmental regulation in Mexico and the United States. Environmental legislation globally continues to evolve toward stricter standards, higher penalties for non-compliance, more rigorous environmental assessments, and increased accountability for companies and their officers, directors, and employees. Key areas of focus include air and water quality, land restoration and reclamation, biodiversity protection, and limitations on the generation, transportation, storage, and disposal of solid and hazardous waste.

In Mexico, the regulatory landscape has become more stringent with the 2023 mining law and associated environmental law reforms, which have introduced enhanced technical, environmental, and social requirements. In 2024, structural changes consolidated several independent regulatory agencies under SEMARNAT, transferring responsibilities from PROFEPA (the Federal Environmental Protection Agency) and INECC (the National Institute of Ecology and Climate Change). Budget accompanying this restructuring may slow down permitting timelines and complicate compliance oversight in the future. In 2025, the administration reaffirmed its position that no new mining concessions will be granted and signaled stricter environmental oversight of existing operations, particularly open-pit mines. While a constitutional proposal to ban open-pit mining remains under review, the government has indicated that a blanket ban is unlikely. Instead, open-pit operations will face tighter regulation and enhanced scrutiny, which could materially affect future project development and permitting timelines. Additionally, late-2025 water law reforms introduced a national water registry,

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restricted transfers of water concessions, and imposed tougher sanctions for misuse, increasing compliance complexity and potential costs.

Although the Company does not operate mines in the United States, its exploration activities and procurement strategies are affected by evolving environmental regulations. In 2025, revisions to the National Environmental Policy Act (NEPA) established clearer timelines and page limits for environmental reviews, aiming to streamline permitting for projects on federal lands. Legislative proposals to expand the Mineral Leasing Act and simplify administrative processes signal potential shifts in land access and permitting structures, which could positively influence future exploration approvals and equipment sourcing strategies.

Despite the Company’s Environmental and Social Management System (ESMS), annual compliance reports submitted to SEMARNAT and PROFEPA, independent annual audits of environmental performance and full certification under the International Cyanide Management Code, there is no assurance that compliance will be maintained under increasingly stringent regulations. Unknown environmental liabilities may exist on properties previously operated by others. Future legislative changes in Mexico or the U.S. could materially affect permitting timelines, operating costs, and the Company’s social license to operate.

19. Mine Development Projects Execution

Mine development projects require significant capital investment and are subject to complex scheduling constraints. Changes in costs, market conditions, unplanned events, or construction delays can materially affect project economics. The timely and budgeted completion of construction, along with successful commissioning and ramp-up of new mining operations and associated infrastructure, are critical success factors.

These projects typically involve multiple partners and contractors across all stages—from project study definition, detailed engineering, procurement, construction, and commissioning. Risks include market volatility, labor availability and productivity, supply chain disruptions, equipment and material shortages, inadequate change management, quality control failures, engineering design issues, and delays in delivery from engineering, procurement, and construction teams. Unanticipated hydrological, hydrogeological and geotechnical conditions and adverse weather events can further impact timelines and costs.

Inflationary pressures, record high metal prices and global supply chain constraints continue to drive up costs for equipment and materials. Skilled labor shortages in Mexico remain a concern, compounded by heightened competition for specialized contractors. Regulatory changes introduced under Mexico’s Mining Law reforms, stricter environmental oversight, and new water law requirements have increased permitting complexity and compliance obligations, which can delay project schedules and add costs. Political uncertainty regarding open-pit mining regulations and the government’s stance on no new concessions further underscores the need for proactive risk management in project planning and execution.

Security risk in Mexico adds another layer of complexity. Organized crime activity, theft of equipment and materials, and risks to personnel safety in certain regions can disrupt construction schedules and increase costs for security measures. These risks require robust security protocols, coordination with local authorities, and contingency planning to protect assets and personnel throughout the development phase.

For properties acquired in Nevada, evolving U.S. regulatory requirements also present execution risks. Revisions to the National Environmental Policy Act (NEPA) in 2025 introduced stricter timelines and documentation standards for environmental reviews, which could affect permitting for exploration and development on federal lands. Legislative proposals to expand the Mineral Leasing Act and simplify administrative processes may improve efficiency in the long term, but current uncertainty around implementation could delay approvals. Additionally, compliance with U.S. labor and safety standards, as well as heightened scrutiny under federal environmental laws, adds complexity to project execution planning.

Any delays or cost overruns during construction or commissioning could impact the timing of commercial production, require additional capital, and have a material adverse effect on the Company’s business, financial condition, and results of operations.

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20. Nature of Mineral Exploration and Mine Development Activities

As the mineral reserves of the Company are depleted through mining activities at the Morelos Mine Complex, the Company’s long-term outlook depends on successfully integrating Media Luna, advancing growth across the Morelos Property (including Media Luna North), and integrating additional exploration properties added in 2025. While discoveries of precious and base metals can be value accretive, most exploratory projects, even at advanced stages, do not become producing mines. As a result, there is no certainty that expenditures on exploration and evaluation will translate into commercially viable resources or reserves.

Project viability is influenced by orebody characteristics (grade, size, metallurgy), capital and operating costs, proximity to infrastructure, commodity price volatility, and regulatory requirements for permitting, royalties, environmental standards, and community engagement, alongside operational risks such as geotechnical, logistical, labour, security, and market disruptions. Accurately estimating the combined effect of all these factors is difficult.

Growth at Morelos is underpinned by the Media Luna North deposit. Following an internal feasibility study and integration into the mine plan, Media Luna North is designed as a capital efficient brownfield addition leveraging Media Luna infrastructure (including the Guajes Tunnel, ore handling systems, paste plant, processing facilities, power and water), with first production targeted by late 2026 to help sustain a robust long-term production profile. Ongoing drilling continues to demonstrate resource expansion potential; however, development timelines, costs, and ramp up performance may vary from plan due to subsurface complexity, permitting issues, and/or execution risks typical of new underground developments.

In 2025, the Company expanded its pipeline through the acquisition of Reyna Silver, adding four early-stage exploration properties in Chihuahua, Mexico (Batopilas, Guigui) and Nevada, USA (Gryphon Summit, Medicine Springs). Initial 2025 programs focused on target definition at Batopilas and Gryphon, with additional work planned across all properties into 2026. While the portfolio broadens optionality beyond Morelos, early-stage assets carry heightened geological uncertainty, permitting timelines in multiple jurisdictions, and capital allocation discipline requirements as programs advance. There is no assurance that exploration on these properties will result in mineral resources or reserves, or in economically viable operations.

Overall, as the Company advances its development projects and exploration activities at the Morelos Complex and its newly acquired exploration properties, actual outcomes may differ from feasibility assumptions and forward-looking plans due to market cycles, input cost inflation, regulatory and permitting changes, and execution challenges typical of mining startups. Any delays in construction, commissioning, and ramp up—or lower than planned grades, recoveries, or productivity—could require additional capital, affect timing of commercial production, and materially impact business, financial condition, and operating results.

21. Nature of Mining Operations

The Company’s operations are subject to inherent hazards and risks typically associated with the exploration, development, commissioning, and production of precious and base metals. These include unusual and unexpected geologic formations; seismic activity and rock bursts; failure of pit walls or underground openings; in-pit storage; failures associated with pit and buttress walls or rock dumps; flooding, fire, and discharge of pollutants or hazardous chemicals; as well as industrial hazards within mine infrastructure, materials-handling systems, and processing facilities. Such conditions can result in damage to or destruction of mines and facilities, property damage, injury or loss of life, environmental harm, delays in mining and production, monetary losses, legal liability, reputational damage, and loss of social license to operate.

Operational complexity increases during major transitions, such as the integration of new mines and infrastructure. While the critical systems associated with Media Luna underground mine have been commissioned and are now in operation, early-stage operational periods still carry heightened risk of technical issues, equipment failures, and geotechnical variability that can affect productivity and require additional capital. Unexpected conditions may necessitate changes to mine sequencing, ground support, or process adjustments, impacting timelines and costs.

Additionally, due to topography limitations, the West Waste Rock Storage Facility design does not include conventional progressive lifts or associated catch berms. The location of the waste dump uphill from the main access road means a

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large-scale collapse could impact road access, waste placement and overall operational capacity. Although new material is no longer being deposited there, the dump must be actively monitored and maintained until full reclamation is completed, given its size and inherent geotechnical risks. This elevates the importance of routine inspections, slope monitoring, and contingency haulage plans to maintain continuity of operations during the ramp up and steady-state phases of the Media Luna mine and related infrastructure.

22. Climate Change

Climate change presents both physical and transition risks that could materially affect the Company’s operations, financial performance, and long-term strategy. Mining and processing activities are energy-intensive and the operations depend heavily on Mexico’s electricity grid, which remains largely fossil fuel-powered, exposing the Company to volatility in energy costs and policy shifts as decarbonization accelerates. Regulatory frameworks, carbon pricing instruments, and investor expectations continue to evolve, introducing uncertainty regarding future compliance obligations, capital needs for abatement, and potential impacts on access to financing and insurance coverage. These factors may result in increased costs, operational changes, or constraints on production and development plans.

In 2022, the Company released its inaugural Climate Change Report aligned with the recommendations of the Task Force on Climate-Related Financial Disclosure, which includes GHG emissions reduction targets in support of its overall commitment to achieve net zero GHG emissions by 2050. These targets include a 10% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2030 compared to actual 2021 baseline, and a 25% reduction in business-as-usual emissions (reduction of Scope 1 and 2 GHG emissions in 2030 forecasted if no action is taken on intervention measures to reduce carbon emissions at Media Luna). The targets are supported by a clear and credible pathway, which includes a set of planned, approved, and funded measures to 2030.

In 2025, the Company continued to make significant progress to achieve its carbon reduction targets, including the commissioning of an 8.45 megawatt (MW) solar plant at the Morelos Complex, which is projected to reduce site-level Scope 1 and Scope 2 GHG emissions by roughly 4%. Concurrently, with the commissioning of Media Luna Underground and transition from open pit to underground mining, the Company reduced its reliance on diesel haulage vehicles and equipment with the deployment of a battery-electric vehicle fleet of vehicles at Media Luna and conveyor systems such as the Guajes Tunnel conveyor, which will further support the Company’s GHG emissions reduction roadmap.

Despite these milestones, transition risks persist. Decarbonization efforts hinge on integrating new technologies with existing systems, which could lead to technical and cost uncertainty, scheduling risk, potential underperformance. Rising regulatory demands, volatile carbon pricing, and shifting stakeholder expectations may further affect cost structures, capital planning, and access to capital or insurance.

Physical climate impacts also pose a tangible threat. These risks include extreme weather events such as storms and/or hurricanes, increased rainfall, forest fires or prolonged drought, which could disrupt operations. Climate change effects could negatively impact the Company’ operations, development, and exploration activities, including without limitation stresses on the water management system, limiting drilling programs, causing prolonged disruption to essential commodities deliveries, and impacts to infrastructure at Morelos. Moreover, long-term climate change events could adversely affect the workforce and local communities, increasing risks of food insecurity, water scarcity, civil unrest, and disease prevalence.

While the Company has implemented substantive measures as part of its overall climate change strategy, there is no guarantee emission targets will be met, that technology and infrastructure will deliver expected outcomes, or that regulatory and physical climate challenges will not adversely impact operations or financial health. Insurance markets may increasingly view climate exposures as high-risk or require higher premiums. Consequently, climate change could have a material adverse effect on Company’s business, operations and profitability.

23. Growth

The Company’s ability to sustain and grow production depends on discovering and developing new ore bodies, expanding existing operations, and successfully integrating acquired assets.

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In 2025, the Company declared commercial production at Media Luna effective May 1, and ramp up through the second half of 2025 moved toward steady-state. Notwithstanding this progress, variability in ore delivery, plant performance, and commissioning of supporting infrastructure can affect costs, throughput, and recoveries as the mine advances toward its design mining rate.

Adjacent to Media Luna, the Company is advancing the Media Luna North underground deposit as a brownfield addition that leverages existing tunnels, ore handling systems, and plant infrastructure. Although upfront capital requirements are expected to be modest relative to scope due to shared facilities, Media Luna North remains subject to development schedules, geotechnical conditions, completion of ventilation and paste distribution systems, and any amendments under existing approvals. Delays or underperformance at Media Luna North could impact timing, unit costs, and the overall production profile.

In 2025, the Company completed two acquisitions to broaden its pipeline. The acquisition of Reyna Silver added early-stage exploration properties in Chihuahua, Mexico and Nevada, USA, which carry greater geological and permitting uncertainty and may not advance to economically mineable reserves. The acquisition of Prime Mining added the Los Reyes gold silver project in Sinaloa, an advanced development stage asset subject to ongoing technical studies, permitting, community engagement, capital requirements, and market conditions— all of which may affect project timing, configuration, and feasibility.

Growth through acquisitions and project development introduces additional risks, including valuation and resource uncertainty; failure to realize anticipated synergies; unanticipated costs or liabilities (environmental, permitting, and community related); management distraction from existing operations; loss of key personnel; and performance shortfalls at acquired or developed assets. Potential acquisition targets may operate in jurisdictions with different regulatory and risk profiles than those in which the Company currently operates, or may focus on minerals other than gold and copper, which could affect optimization, development, or investor perception. Financing growth may require deploying cash, incurring debt, issuing equity, or combinations thereof. Equity issuance can dilute existing shareholders and pressure the trading price of its Common Shares; debt financing and covenant obligations can limit flexibility to raise additional capital or invest in operations under adverse market conditions.

There is no assurance that new discoveries, development projects (including Media Luna North), or acquired properties (including Los Reyes and the exploration assets added through Reyna Silver) will advance as anticipated, achieve resource conversion or permitting milestones on schedule, or deliver expected economic outcomes. Post closing execution risks, such as ramp up variability, engineering and construction risks, regulatory approvals, community engagement dynamics, and commodity price volatility, could prevent the Company from realizing anticipated benefits and may have a material adverse effect on growth prospects, financial condition, and results of operations.

24. Permits and Licenses

The Company is required to obtain and maintain a broad range of permits and approvals from federal, state, and municipal authorities to support its operations, development projects and exploration activities. These include, among others, environmental impact authorizations, land use and forestry change permits, concessions for national assets, water discharge approvals, hazardous waste registrations, and explosives permits. The Company maintains a comprehensive register of environmental obligations, including all permits, authorizations and commitments as well as a comprehensive environmental risk register to monitor, manage, and mitigate environmental risks and maintain legal and regulatory compliance.

As of December 31, 2025, the Company holds all of the permits necessary for current operations at the Morelos Complex and has secured permits for the development of the Media Luna North Project. In addition, in 2025, the Company received environmental approval from the Sinaloa office of SEMARNAT to conduct exploration activities associated with the Los Reyes project. However, with continued expansion across the Morelos Property, planned development of the Los Reyes project, and ongoing exploration at Reyna Silver properties in Chihuahua and Nevada, additional permits will be required.

Delays or failure to obtain required permits, or changes in regulatory requirements, could result in increased costs, project delays and/or operational disruptions. In Mexico, there is continued uncertainty with respect to permitting due to recent mining law reforms and evolving environmental standards. Inability to secure or maintain permits, or to comply with

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environmental and social requirements, could lead to enforcement actions, including operational shutdowns, project suspension, fines, or significant capital expenditures. Such outcomes could materially and adversely affect the Company’s development plans, operating performance, and financial results.

25. Labour Relations

Production at the Morelos Complex depends on maintaining constructive relationships with employees, unions, and contractors. Labour relations in Mexico are unionized and can be influenced by political dynamics, regulatory changes, and evolving expectations from employee groups and government authorities. At Morelos, non-staff employees are members of the Confederación de Trabajadores de México (“CTM”) union, which may exercise significant influence over labour negotiations and worker rights. While the relationship between the CTM union and Company continued to remain positive in 2025, any deterioration in this relationship and/or adverse legislative changes could materially impact operations, costs and financial performance.

The Company has implemented labour committees, policies, and dedicated resources to promote transparent communication and compliance with Mexican labour laws. A two-year collective bargaining agreement was successfully negotiated with unionized employees effective January 1, 2025, reinforcing positive engagement with CTM. However, these measures cannot fully eliminate the risk of labour unrest, strikes, work stoppages, or unsuccessful negotiations for future agreements. Any such disruptions could result in production delays, increased costs, and adverse effects on earnings and profitability.

In 2025, the Company expanded its portfolio through the acquisition of the Los Reyes Project in Sinaloa and Reyna Silver’s assets in Chihuahua and Nevada. These acquisitions introduce new labour considerations, especially given the Los Reyes and the Chihuahua properties are located in regions with a strong union presence historically. In Nevada, while unionization is less prevalent, compliance with U.S. labour laws and health and safety standards will need to be considered as part of the Company’s ongoing workforce planning and contractor management strategies.

26. Dependence on Key Executives and Employees

The Company relies significantly on the work of key executives and senior leaders. The success of its operations, projects, and exploration activities depends substantially on a small number of highly skilled and experienced executives, management and technical specialists.

Shareholders rely on the judgment and experience of management to manage the business effectively and in a way that optimizes long-term value, which includes the ability to manage complex commercial, technical, and social issues.

Despite mitigation measures such as talent retention programs and succession planning, failing to attract and retain key executives and skilled employees may adversely affect the Company’s business and operations. There is no assurance that the Company will continue to compete successfully in attracting and retaining the necessary talent. Replacing key individuals may be challenging and take longer than anticipated, particularly as new projects introduce additional requirements in diverse jurisdictions.

27. Fluctuations in Gold, Silver, and Copper Prices

The Company’s earnings are highly sensitive to fluctuations in gold, copper, and silver prices, as revenues are derived from the sale of these metals. With Media Luna commencing operations in early 2025, copper has become a significant contributor to revenue, while silver—though a smaller proportion of revenue—adds exposure to additional price volatility.

Commodity prices are influenced by factors beyond the Company’s control, including central banks activity, interest and exchange rates, inflationary trends, currency fluctuations, geopolitical developments, and global supply-demand dynamics.

For copper, additional drivers include industrial production trends, electrification and electric vehicles growth, and economic conditions in China, increasing demand from the United States for defence and technology sectors, and other major consuming economies. Silver prices are similarly impacted by industrial demand, particularly in electronics, EV batteries and solar applications, as well as investment demand. These factors are unpredictable and can materially impact realized prices. Sustained declines in gold, copper, or silver prices could render production at the Morelos Complex

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uneconomic, necessitating a reassessment of mine plans, reducing output, or deferring development Lower prices could also constrain cash flow, limiting the Company’s ability to fund exploration and development at Los Reyes, Batopilas, Guigui, and Nevada projects, or meet financial obligations. In extreme cases, prolonged price weakness could result in asset impairments, project cancellations, or property divestitures. Conversely, in a high-price environment, the Company faces the risk of not fully capitalizing on favorable market conditions due to operational constraints, permitting delays, supply chain bottlenecks, or slower advancement of new projects. Missing such opportunities could result in lower-than-expected cash flow and reduced shareholder returns compared to peers.

In addition, certain cost components are directly influenced by commodity prices. For example, royalties and profit-sharing obligations in Mexico are calculated as a percentage of revenue, meaning higher gold prices increase royalty payments and overall operating costs. Similarly, contractor and supplier pricing can escalate during strong commodity cycles, further impacting margins. The Company’s Temporary Occupation Agreements (“TOAs”) with local ejidos include payments that are indexed to metal prices on a per-ounce, per-hectare basis; therefore, increases in metal prices also result in higher land access and occupancy costs. Price volatility may also affect hedging strategies, capital allocation decisions, and project economics, creating uncertainty around future financial performance.

28. Contractor Performance

The Company relies on third-party contractors for critical activities, including mining, drilling, blasting, and security. While outsourcing is standard industry practice, it introduces risks that can materially impact operational performance and project delivery. These risks include reduced direct control over contractor-managed activities, failure to meet contractual timelines or quality standards, and non-compliance with legal, regulatory, or ESG requirements. Additional risks arise from contractor liquidity issues, insolvency, or disputes that could lead to operational interruptions, as well as workforce management challenges that may trigger labour unrest, strikes, or tax-related liabilities. Cybersecurity weaknesses within contractor systems also pose a risk of data breaches and external attacks.

Contractor breaches or negligence may result in financial liability or penalties, reputational damage, and delays in production or project execution. Inability to replace contractors promptly in the event of early termination or default could further disrupt operations and increase costs. These risks are heightened as the Company expands its portfolio to include Los Reyes, Batopilas, Guigui, and Nevada projects, where reliance on specialized contractors for exploration and development activities will increase. Failure to effectively manage contractor performance could materially and adversely affect the Company’s operations, project schedules, and financial results.

29. Land Title

In Mexico, legal rights to mining concessions are distinct from rights to surface lands. Holders of mining concessions must secure agreements with surface landowners for access and compensation for mining activities on the lands.

The Company has secured the right to mine within the boundaries of its mining concessions; however, the legal title and possession of the land is held by various ejidos (communal ownership of land recognized by Mexican federal laws) and private parties. TOAs with these parties allow mining, exploration, and development activities at the Morelos Complex and development and exploration activities on the Morelos Property. Despite efforts to ensure the Company enters into a TOA with the owner of the surface rights, if a dispute arises over who was entitled to receive compensation from the Company for the surface rights, there could be legal actions against the Company.

Non-compliance with these agreements could result in rescission or requests for specific performance. Failure to reach new agreements or disputes over existing agreements may cause blockades, operational suspensions, project delays, and legal actions. Government authorities may be hesitant to enforce agreements against the ejidos and private parties, making it crucial for the Company to maintain cordial community relations. Inability to secure surface access or purchase required surface rights could have a material adverse effect on the timing, cost or overall ability of the Company to develop mineral deposits it may locate.

These risks extend to newly acquired properties. The Los Reyes Project in Sinaloa and the Batopilas and Guigui projects in Chihuahua are located in regions with complex land tenure systems, including ejidos and private ownership, requiring negotiation of access and compensation agreements. Failure to secure these agreements could delay exploration or development. In Nevada, while land tenure is governed by U.S. federal and state law, early-stage projects such as

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Medicine Springs and Gryphon require compliance with Bureau of Land Management (“BLM”) regulations and cultural resource assessments. Delays in securing surface rights or meeting regulatory requirements could impact project timelines and increase costs.

Despite efforts to acquire satisfactory title, the Company’s properties may be subject to unregistered liens, disputes, agreements, transfers or claims. Undetected title defects could materially impact the Company’s operations, financial condition and results. The Company can provide no assurance that there are no title defects affecting its properties.

Additionally, the Mexican government must respect the rights of indigenous peoples regarding the grant and management of surface rights and the grant of mineral rights where such grant may cause significant impacts in their life and environment. While the Company is unaware of any indigenous peoples’ having rights in the lands covering the Company’s mining concessions, unforeseen claims could affect operations and projects and exploration activities.

30. Competition

The international mining industry is highly competitive, and elevated gold, silver and copper prices have intensified this competition. Elevated prices have driven significant consolidation through mergers, acquisitions, and strategic partnerships as companies seek to expand reserves and production capacity. This trend has increased competition for mineral-rich properties in politically stable jurisdictions, technical expertise, skilled labour, equipment, and access to capital. This also heightens the potential that the Company could become a potential acquisition target given scarcity of large single asset producers.

The Company competes with mining companies that often have greater financial resources, larger technical teams and established global supply chains. These competitors are aggressively pursuing high-quality assets and talent to capitalize on strong commodity prices. Failure to compete effectively could limit the Company’s ability to acquire attractive properties, secure infrastructure, or retain qualified employees, adversely impacting growth objectives and shareholder returns. Even when acquisitions occur, there is no assurance that resulting business arrangements will deliver anticipated benefits. Missing opportunities in this high-price environment could result in lower-than-expected cash flow and reduced competitive positioning relative to peers.

31. Single Producing Asset

The Morelos Property, which hosts the Morelos Complex, remains the Company’s only producing asset. As a result, the Company’s production, cash flow, and financial performance are highly dependent on the Morelos Complex. Any adverse developments affecting the Morelos Complex, including operational disruptions, geotechnical challenges, or delays in ramp-up, could have a material impact on profitability and liquidity.

While the Company has expanded its portfolio through the acquisition of the Los Reyes development stage project in Sinaloa and Reyna Silver’s exploration properties in Chihuahua and Nevada, these assets do not currently generate revenue. There is no assurance these assets will advance to production, that suitable additional properties will be identified, or that the Company will have the financial resources to acquire and develop them on acceptable terms. Until diversification is achieved, reliance on a single producing asset exposes the Company to concentrated operational and jurisdictional risk.

32. ESG Practices and Reporting

The Company is committed to high standards of environmental, social, and governance (“ESG”) performance, disclosure and assurance. To reinforce this commitment, the Company complies with key sustainability standards including the World Gold Council Responsible Gold Mining Principles and the International Cyanide Management Code, and is working toward compliance with the Global Industry Standard on Tailings Management. The Company releases an annual disclosure including key ESG metrics through its annual Responsible Gold Mining Report, which reports in alignment with globally recognized reporting frameworks including the Task Force on Climate-related Financial Disclosures (“TCFD”), the Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”). The Company has also set various sustainability targets to underline its commitment to continuous improvement.

Despite these efforts, ESG requirements and stakeholder expectations continue to evolve rapidly across jurisdictions and accurate and transparent ESG reporting is gaining increasing scrutiny and attention. In 2024, the Canadian government

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introduced new ‘greenwashing’ legislation (Bill C-59), which introduced anti-greenwashing provisions that aim to enhance the accountability of businesses making environmental and social claims. Organizations that disclose misleading information and/or failure to substantiate claims on ESG performance or targets could result in regulatory penalties, litigation, corrective actions, and reputational harm. To mitigate these risks, the Company must maintain strong internal controls, governance over ESG content, and third-party assurance of key metrics.

While the Company continues to advance responsible mining practices and strengthen ESG programs, these risks remain dynamic. Failure to comply with evolving requirements, substantiate disclosures, meet stakeholder expectations, or achieve ESG targets could result in penalties, increased costs, restricted access to capital, and reputational harm, any of which could have a material adverse effect on the Company’s business, financial condition, and the trading price of its Common Shares.

33. Reputational Risk

The increased speed, reach, and influence of social media, artificial intelligence and other digital platforms have amplified the risk of losing control over how the Company is perceived. Negative publicity can arise from actual or perceived events, including allegations of misconduct, environmental non-compliance, safety incidents, failure to meet operational or financial guidance, or measures taken to address illegal blockades or community disputes. Such information can spread rapidly online, regardless of accuracy, and may escalate stakeholder concerns.

The Company places strong emphasis on protecting its reputation and maintaining transparent communication; however, it cannot fully control how its actions are interpreted or portrayed. Heightened stakeholder expectations for ESG performance, safety, and community engagement further increase sensitivity to reputational issues. Loss of reputation could undermine the Company’s social license to operate, strain relationships with communities and governments, reduce investor confidence, and create challenges in accessing equity or debt financing. These impacts could have a material adverse effect on the Company’s business, financial condition, and share price.

34. Shareholder Activism

Publicly traded mining companies are increasingly subject to pressure from non-governmental organizations (“NGOs”) and activist shareholders advocating for changes to corporate governance, ESG performance, and strategic decisions. These demands may include adjustments to executive compensation, enhanced climate and human rights commitments, or specific corporate actions, such as asset divestitures or reorganizations.

Growing public concern regarding the environmental and social impacts of mining operations has amplified these pressures, often through coordinated campaigns leveraging social media and proxy contests. Responding to such challenges could be costly and time-consuming, diverting management and Board attention from operational priorities.

Reputational impacts from activist campaigns may reduce investor confidence, strain community and government relations, and impede the Company’s ability to advance projects, secure permits, and maintain its social licence to operate. These factors could adversely affect the Company’s business, future operations, profitability, and ability to attract and retain qualified personnel.

35. Trading Price and Market Volatility

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) and have experienced significant volatility, influenced by both market forces and Company-specific developments. Share price movements may not always reflect the Company’s financial condition, operating performance, or intrinsic value. Factors contributing to volatility include fluctuations in gold, copper, and silver prices, global economic and political conditions, investor sentiment, and market perception of the Company’s strategy and execution. Other drivers include operational developments, project milestones, permitting outcomes, ESG performance, and external events such as community disputes or regulatory changes. Public announcements, equity offerings, share repurchases, payment of dividends, changes in key personnel, and sector-wide valuation shifts can also impact trading prices.

Historically, the Company’s earnings and cash flow have been concentrated in gold, exposing it to commodity-specific risk. With the completion of Media Luna in 2025, the Company expects greater revenue diversification through copper and silver production, which may partially mitigate volatility. However, commodity prices remain uncertain and subject to

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individual price volatility, and market reactions to strategic decisions may not align with management’s view of long-term value.

In 2025, the Company’s share price increased significantly, reaching a 52-week high of approximately C$70 per share, compared to a low near C$26.9 per share earlier in the year. This performance was driven by strong operational results, robust free cash flow following the successful completion of Media Luna, and favorable gold, silver and copper price trends. Reflecting its improved financial position, the Company initiated a capital return program, declaring its first quarterly dividend of C$0.15 per share in December 2025. However, this positive trend may not continue, and the market price of the Common Shares may not accurately reflect the Company’s underlying fundamentals, which could result in losses for investors.

36. Dividends, Share Repurchases and Related Risks

In November 2025, the Company announced an initial return-of-capital program consisting of quarterly dividends of C$0.15 per Common Share and discretionary share repurchases under a Normal Course Issuer Bid (NCIB), reflecting stronger free cash-flow and balance sheet resilience following the ramp-up of Media Luna Underground. The inaugural dividend was payable on December 4, 2025 to shareholders of record November 20, 2025. During the third quarter of 2025, the Company repurchased approximately C$10 million of shares under its NCIB. Any decision to declare and pay any future dividends or repurchase shares is entirely at the discretion of the Board of Directors (and management, as applicable) and may be adjusted, suspended, or discontinued at any time. In determining whether, and in what dividend to declare and the pace and quantum of repurchases, the Board will consider a broad set of factors, including prevailing commodity prices and macroeconomic conditions; operational performance and free cash flow; capital allocation priorities (including sustaining and growth capital for Media Luna and the broader portfolio); liquidity and leverage; compliance with constating documents and applicable laws; stock exchange requirements; and contractual restrictions such as covenants under existing or future credit facilities. The Board may also rebalance returns between dividends and share repurchases based on market conditions and valuation considerations.

Under the NCIB, Torex may repurchase its Common Shares through approved exchanges at prevailing market prices, and all purchased shares are cancelled. The NCIB is time-limited, capped as a percentage of the public float, and fully discretionary. The Company is under no obligation to repurchase any minimum number of shares and may reduce, suspend, or terminate repurchases at any time in response to market conditions, liquidity requirements, or other operational or strategic considerations. Although the Company intends to continue paying quarterly dividends, there can be no assurance that dividends will be declared or paid in the future, or as to their amount or timing. Future dividends may be affected by commodity price volatility; operating performance; project execution risks; changes in financing requirements; or any of the risks described in this AIF. As conditions evolve, the Board may adjust, suspend, or discontinue dividends to preserve financial flexibility, meet capital needs, or prioritize strategic initiatives.

Accordingly, investors should not rely on the continuation of dividends or share repurchases at any particular level. Dividends may be reduced or not declared in future periods, repurchases may be limited or not undertaken notwithstanding NCIB approval, and capital may be reallocated to competing operational or strategic priorities in response to evolving market and Company circumstances.

37. Currency Exchange Rate Fluctuations

The Company’s functional currency is the U.S. dollar, however the operations and expenditures span multiple jurisdictions and currencies. The principal office is located in Toronto, Canada, and the Company’s mining operations and development-stage assets are in Mexico and the United States. As a result, capital and operating costs, royalties and tax obligations are primarily denominated in Mexican peso and U.S. dollars, while most corporate expenses are in Canadian dollars. The Company’s Debt Facility is denominated in U.S. dollars. A significant change in the currency exchange rates between the Mexican peso and the U.S. dollar could have a material adverse effect on the Company’s results of operations in the future periods.

Fluctuations in exchange rates between these currencies can materially affect the Company’s operating costs, financial condition, and results of operations. In 2025, the Mexican peso appreciated significantly, against the U.S. dollar, supported by elevated local interest rates, resilient domestic fundamentals, and carry trade inflows. This appreciation increased the

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cost of peso-denominated expenditures when translated into U.S. dollars. Exchange rate volatility persisted throughout the year and is expected to continue into 2026, with consensus forecasts indicating a USD/MXN trading range of 17-19 pesos per U.S. dollar, subject to risks related to United States–Mexico–Canada Agreement (USMCA) review and monetary policy. The Canadian dollar also experienced volatility in 2025, rebounding toward year-end on improving domestic economic data and narrowing interest rate differentials. Outlooks for 2026 anticipate gradual Canadian dollar strength, though headwinds remain from energy prices and trade dynamics.

The Company holds significant balances in Mexican pesos and Canadian dollars, including cash and cash equivalents, VAT receivables (“Impuesto al Valor Agregado”), accounts payable, accrued liabilities, income taxes payable, and forward currency contracts. These exposures create foreign exchange gains and losses as currencies appreciate or depreciate relative to the U.S. dollar. Although the Company engages in currency hedging transactions to mitigate these risks, there is no assurance that any such hedging transactions will be successful. Hedging may not fully protect against adverse currency movements and may limit the Company’s ability to benefit from favorable exchange rate changes.

The Company’s foreign exchange exposure increased in 2025 following the acquisition of additional exploration-stage assets. In July, the Company acquired Prime Mining Corp., adding the Los Reyes gold-silver project in Sinaloa, Mexico, which will require significant peso-denominated expenditures for permitting, development, and community engagement. In August, the Company acquired Reyna Silver, adding early-stage exploration properties in Mexico and Nevada. These acquisitions amplify the Company’s exposure to Mexican peso volatility, as exploration and development activities in Mexico involve costs for drilling, fieldwork, and local staffing that are primarily peso denominated. While U.S. projects involve expenditures in U.S. dollars, administrative and support costs may still be influenced by Canadian dollar fluctuations.

Foreign exchange risk remains a material factor for the Company given its multi-jurisdictional operations and cost structure. Continued volatility in the Mexican peso and Canadian dollar could significantly impact operating costs and financial performance in future periods, particularly as the Company advances its expanded portfolio of development and exploration projects.

38. Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future, including governments and their agencies, regulators, and members of the Company’s own workforce. These disputes may result in litigation or other proceedings. Additionally, to enforce its legal or contractual rights, litigation may be necessary, and the associated costs may be substantial. Potential causes of litigation include, but are not limited to, business activities, claims relating to the TOAs, rights of indigenous peoples, employment and labour matters (including compensation and termination issues), environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations, and the presence of illegal blockades or labour disruptions at its mine sites.

The Company’s litigation exposure has increased following its 2025 acquisitions of Prime Mining and Reyna Silver, which added the Los Reyes gold-silver project in Sinaloa, Mexico, and multiple early-stage exploration properties in Mexico and Nevada. These assets introduce additional jurisdictions, regulatory frameworks, and stakeholder relationships, including new community engagement obligations and land access agreements. As a result, potential disputes could arise from permitting processes, environmental compliance, indigenous and local community rights, and contractual arrangements related to exploration and development activities.

The timing of the final resolutions of such matters is uncertain. The Company may incur substantial defense and settlement costs of legal claims, even for claims that are without merit. The results of litigation or any other proceedings cannot be predicted with certainty. Possible outcomes could include adverse judgements, orders or settlements, or require the Company to implement corrective measures. Any of these outcomes could require substantial payments and adversely affect the Company’s reputation.

Currently, the Company is not involved in any material litigation or disputes that it believes might result in litigation. However, if the Company is unable to resolve future legal disputes favorably, it could have a material adverse effect on its consolidated financial position, results of operations, or the advancement of its projects.

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39. Enforcement of Legal Rights

The Company’s material subsidiary, MML, is organized under the laws of Mexico, and certain of the Company’s directors, management, and personnel are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors and management personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors and officers any judgments issued by the Canadian courts or Canadian securities regulatory authorities, based on the civil liability provisions of Canadian securities legislation or other laws of Canada.

Similarly, in the event a dispute arises in connection with the Company’s foreign operations, including the ELG Mine Complex or Media Luna, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

This risk has increased following the 2025 acquisitions of Prime Mining and Reyna Silver, which added assets in Mexico and the United States. These projects introduce additional legal frameworks—Mexican federal and state laws and U.S. state and federal laws—governing contractual rights, permitting, environmental compliance, and land access. Enforcement of rights may therefore require proceedings in multiple jurisdictions, each with distinct procedural rules, timelines, and remedies.

Cross-border litigation and arbitration can be complex, costly, and uncertain. Even where judgments are obtained, enforcing them against assets or individuals located outside Canada may be difficult or impossible. Failure to enforce legal rights effectively could adversely affect the Company’s ability to protect its interests and may have a material impact on its financial condition, results of operations, or advancement of its projects.

40. Indebtedness

The Company’s indebtedness and the restrictive covenants in its credit agreements may limit financial flexibility, including the ability to secure additional financing for working capital, capital expenditures, acquisitions, or other corporate purposes. Indebtedness also increases exposure to adverse macroeconomic and industry conditions such as interest rate fluctuations, currency volatility, and metal price declines.

On June 25, 2025, the Company and MML (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (“Sixth ARCA”), increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the lenders. The facility incorporates sustainability-linked loan (“SLL”) features, with incentive pricing tied to performance on safety, climate, and alignment with the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”).

In 2025, the Company transitioned Media Luna from construction to operations, achieving first copper concentrate production in March and declaring commercial production on May 1. During commissioning and early ramp-up, the Company drew on the Debt Facility to bridge final project spend and seasonal outflows. By year-end, liquidity remained robust, supported by positive free cash flow and continued access to the facility, with $30 million borrowed on the facility as at December 31, 2025. The Company also initiated a return-of-capital policy in late 2025, including dividends and opportunistic share buybacks. While discretionary, these distributions may reduce liquidity available to service indebtedness under adverse conditions.

Portfolio expansion in 2025 further underscores refinancing and covenant risks. The Company completed the all-cash acquisition of Reyna Silver (approximately C$36 million), adding early-stage exploration properties in Chihuahua, Mexico, and Nevada, and closed the all-share acquisition of Prime Mining, bringing the Los Reyes project in Sinaloa, Mexico into the portfolio. These transactions broaden jurisdictional and development exposure, which may increase future capital requirements, reliance on external financing, and interaction with leverage covenants and permitted investment provisions under the credit agreement.

As at December 31, 2025, the Company was in compliance with the financial and other covenants under the Sixth ARCA. The Sixth ARCA is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. However, there can be no assurance that compliance will continue or that that the Company will be able to renew or refinance its facilities at maturity on comparable terms. A covenant breach or event of default could limit or eliminate access to undrawn capacity,

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accelerate repayment of outstanding amounts, and require renegotiation or external financing under unfavorable market conditions. In such circumstances, the Company may not have sufficient cash resources or alternative financing to satisfy obligations, which could materially and adversely affect its financial position, results of operations, and advancement of its projects.

41. Liquidity Risk

The ongoing operations at Morelos Complex, exploration programs, and potential acquisitions require significant capital. The Company is exposed to liquidity risks if cash flow and reserves are insufficient or if external financing becomes unavailable. Market volatility, fluctuations in metal and key consumable prices, and operational disruptions could make securing financing more difficult or costly.

The Company’s primary sources of liquidity are operating cash flow from the Morelos Complex, cash reserves, and availability under the Sixth ARCA, which provides a US$350 million Revolving Credit Facility maturing June 25, 2029, with no scheduled reductions and prepayment permitted without penalty. The facility includes an accordion feature for an additional US$200 million at lenders’ discretion. The Company expects to fund Media Luna North development, and exploration plans through available liquidity, forecasted cash flow, and access to the credit facility.

Although liquidity was strong at year-end 2025, a prolonged shut down at the Morelos Complex or other operational disruptions could impair cash generation and covenant compliance under the Sixth ARCA. In such circumstances, the Company may be unable to draw on available credit and could be required to implement measures to preserve liquidity, such as deferring capital expenditures, renegotiating vendor terms, suspending employment contracts in Mexico, or pursuing additional financing, covenants waivers, joint ventures, strategic investments, or sale of assets. There can be no assurance that these measures would be successful or available on acceptable terms. Failure to maintain adequate liquidity could result in default under the Company’s financial obligations and materially adversely affect operations, including delaying development and exploration activities, and acquisitions, which could negatively impact the trading price of the Company’s Common Shares.

42. Credit Risk

The Company is exposed to credit risk arising from counterparties that hold cash reserves, derivative contracts, insurance arrangements, and other contractual obligations, including precious metal refiners, and copper smelters and traders. While the Company maintains policies and procedures to mitigate credit risk, such as dealing with reputable financial institutions and counterparties, there can be no assurance that these measures will prevent losses if a counterparty fails to meet its obligations.

As at December 31, 2025, the Company’s credit risk on cash, cash equivalents, derivative contracts, and VAT receivables was not considered significant. However, the Company’s exposure could increase in periods of market stress, geopolitical uncertainty, or supply chain disruption, which may affect the financial stability of counterparties. A default by any significant counterparty could adversely impact the Company’s liquidity, financial condition, and ability to execute its operational and strategic plans.

43. Interest Rate Risk

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The majority of the Company’s cash and cash equivalents, as well as borrowings under its Debt Facility, are subject to variable interest rates. The majority of the Company’s cash is deposited in fully liquid Schedule A bank business investment savings accounts.

Increases in benchmark interest rates may raise the Company’s cost of borrowing under its Debt Facility and any future debt financing, reducing funds available for operations, exploration, and development activities. Higher interest rates could also negatively impact the market price of the Company’s Common Shares and commodity prices, including gold, copper, or silver, which could materially and adversely affect the Company’s financial condition and operating results.

As at December 31, 2025, the Company had $30 million drawn on the revolving credit facility, with the balance expected to be repaid in Q1 2026. While the Company was in compliance with all covenants at year-end, sustained increases in interest rates could elevate financing costs and impact liquidity planning.

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44. Additional Financing and Dilution

The Company may require additional financing to fund operations, exploration programs, development projects, or strategic acquisitions. Financing may be obtained through debt arrangements or equity issuances, including Common Shares, securities convertible into Common Shares, or debt instruments. There can be no assurance that financing will be available when required or on reasonable terms.

The size, structure, and terms of any future debt facilities or equity issuances cannot be predicted Issuances of Common Shares or convertible securities could dilute existing shareholders’ voting power and earnings per share. Sales or issuances of substantial numbers of Common Shares, or the perception that such transactions may occur, could adversely affect the market price of the Company’s Common Shares. Any financing completed under unfavorable conditions could materially impact shareholder value and the Company’s ability to execute its strategic plans.

45. Recovery of Value Added Taxes

The Company is subject to credit risk related to the recovery of its VAT receivables from the Mexican tax authorities. Although the Company files monthly VAT returns and has historically recovered VAT balances, the process in Mexico is highly regulated, complex and, at often, lengthy, requiring significant documentation and follow-up. Timing of VAT collections remains uncertain and can occur despite compliance with filing requirements.

As at December 31, 2025, the Company’s VAT receivable remained material and primarily denominated in Mexican pesos, exposing it to currency fluctuations - decreased by $5.6 million to $61.3 million at December 31, 2025, compared to December 31, 2024, primarily as a result of receipts of refunds related to 2024 collected in 2025, offset by the currency fluctuations, as the VAT receivables are primarily denominated in Mexican pesos, and the inclusion of the VAT of Reyna and Prime Mexican subsidiaries.Significant delays or non-recovery of VAT receivables could adversely affect liquidity and the Company’s ability to fund operations, exploration programs, and development activities, including the ramp-up of Media Luna and advancement of Media Luna North. There can be no assurance that VAT refunds will be received in full or on a timely basis, and any prolonged delay could have a material adverse effect on the Company’s financial condition and project timelines.

46. Taxes and Royalties

The Company operates in Canada, Mexico, United States, and Luxembourg through various subsidiaries, each subject to the tax regimes of their respective jurisdictions. Beyond compliance with law, increasing expectations from investors and the public regarding ESG and tax transparency have elevated scrutiny of corporate tax practices. The Company must assess both its statutory tax obligations and the broader impact of its fiscal contribution in the communities where it operates.

The Company’s operating subsidiary, MML, is based in Mexico and subject to corporate income tax, mining duties and royalties, consumption taxes (including VAT), withholding taxes, and other levies. Mexican tax rules are complex, can be interpreted differently by authorities, and may change without notice, as driven by economic or political agendas.

In late 2024, Mexico approved amendments to the Federal Rights Law to increase the special mining duty from 7.5% to 8.5% and raise the extraordinary duty on precious metals from 0.5% to 1.0% effective 2025; these changes have increased the Company’s overall tax burden and may affect project economics in Mexico.

In Canada, the Global Minimum Tax Act (“GMTA”) was enacted in June, 2024, implementing the Organization for Economic Co-operation and Development’s (“OECD”) / G20 “Pillar Two” rules, including the Income Inclusion Rule and domestic minimum top-up tax. GMTA generally applies to in scope multinational enterprise groups beginning in fiscal years starting after December 30, 2023 (i.e., 2024 for calendar year taxpayers). The Company is subject to the GMTA commencing in 2024, which may affect its consolidated effective tax rate and tax compliance complexity across jurisdictions.

Complex legislation and compliance obligations increase the risk of disputes with tax authorities. The Company’s interpretation of tax laws may differ from regulators, leading to potential reassessments, interest, and penalties. Routine audits are expected, And there is a risk of future restrictions on repatriating earnings from Mexico or changes to withholding tax rates.

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In October 2025, the Company completed the all share acquisition of Prime Mining Corp., adding the Los Reyes gold silver project in Sinaloa, Mexico. An all share structure typically avoids an immediate cash outflow but adds considerations for future tax planning, including consolidation of Mexican tax attributes, transfer pricing alignment, and future mining duties and VAT treatment once development or production commences at Los Reyes. The project’s location in Mexico means it will be subject to the revised special and extraordinary mining duties described above when production and taxable profits arise, alongside standard corporate and withholding tax rules applicable to Mexican subsidiaries.

In August 2025, the Company closed the all cash acquisition of Reyna Silver, adding early stage exploration properties in Chihuahua, Mexico (Batopilas, Guigui) and Nevada, USA (Gryphon, Medicine Springs). Cash consideration can have distinct accounting and tax consequences compared with share for share transactions; it also increases the need to align tax basis, deductibility of exploration expenditures, and VAT recovery processes for Mexico based activities. The addition of U.S. exploration assets (Nevada) introduces U.S. federal and state tax compliance, potential U.S. withholding tax issues on cross-border payments, and local levies such as sales/use or property taxes, depending on activity. As the Company advances these assets, specific jurisdiction rules will govern deductibility/treatment of exploration expenditures, capitalization policies, and any future royalties or severance taxes associated with production.

While senior management, with the assistance of external tax experts, proactively manages these tax risks, there is no assurance that new tax laws will not be enacted, or that existing tax laws will not be changed, interpreted, or applied in a manner that increases the Company’s tax burden, delays tax recoveries, restricts repatriation of earnings, or adversely impacts project economics and cash flows. Any such changes could have a material adverse effect on the Company’s financial condition, results of operations, and ability to fund its projects.

47. Use of Derivatives

The Company manages risks associated with fluctuations in commodity prices and foreign currency exchange rates through hedging programs. While hedging can reduce exposure to adverse price movements, it involves inherent risks, including the creditworthiness of counterparties, the inability to closed out positions quickly, and the potential for losses if market prices move unfavorably relative to hedged positions.

Although the Company has entered into hedge arrangements to mitigate foreign exchange risk related to the Mexican peso and commodity price volatility, there is no assurance these strategies will be successful, particularly in periods of heightened market volatility. In October 2025, the Company entered into an additional a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. The Company intends to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates of the MXN on a rolling 24-month basis. As at December 31, 2025, the remaining USD/MXN foreign exchange collar contracts to settle a notional value of $21.0 million between January 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1

In January 2026, the Company entered into foreign exchange forward contracts to purchase MXN 448.1 million for $24.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.67:1.

Hedging strategies are subject to market conditions, liquidity constraints, and counterparty performance. There can be no assurance that hedging will fully offset adverse movements in exchange rates or commodity prices. Ineffective or unfavorable hedge outcomes could result in financial losses and adversely affect the Company’s operating results and cash flows.

48. Insurance and Uninsured Risks

The Company’s operations and projects are subject to numerous risks and hazards, including adverse environmental conditions, industrial accidents, equipment failures, labour disruptions, civil unrest, cyber security threats, supply chain shortages, unexpected geological conditions, metallurgical or processing challenges, ground or slope failures, cave-ins, regulatory changes, and natural phenomena such as inclement weather, fires, floods, and earthquakes. These events could result in damage to assets, production interruptions, personal injury or death, environmental damage, legal liability, and significant financial loss.

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Although the Company maintains insurance coverage for certain risks, such coverage is subject to exclusions and limitations and may not be adequate to cover all potential liabilities. Insurance against risks such as environmental pollution, global pandemics, strikes, riots, civil commotion, or other hazards associated with exploration, development, and production is generally unavailable on commercially reasonable terms. Premium costs, coverage limitations, or lack of availability may lead the Company to self-insure certain risks. Consequently, losses from uninsured or underinsured events could result in substantial costs and have a material adverse effect on the Company’s business, financial condition, and results of operations.

49. Responsible Sourcing

Stakeholder expectations for transparency and ethical practices in supply chains continue to rise, increasing scrutiny of the Company’s procurement strategies for responsible sourcing of raw materials and services and value chain management.

The Company’s supply chains are complex, multi-tiered networks involving thousands of suppliers globally. While the Company has implemented a Supplier Code of Conduct to promote responsible sourcing, including commitments to human rights, health and safety, environmental protection, business ethics, and prohibitions on forced labour and child labour, there is no assurance that all suppliers will comply with these standards.

Despite ongoing due diligence and monitoring efforts, challenges remain in identifying and mitigating risks associated with sourcing materials and third-party services, particularly in regions with limited regulatory oversight or heightened ESG concerns. Non-compliance by suppliers could expose the Company to reputational damage, operational disruptions, regulatory penalties, and stakeholder criticism, any of which could materially and adversely affect its business and financial condition.

50. Decommissioning and Reclamation Costs

The Company has established a decommissioning and reclamation plan for the ELG Mine Complex and the Media Luna underground mine. These activities involve significant costs based on current estimates, which are subject to change. Future regulatory requirements or changes in environmental standards could result in additional obligations, creating further uncertainty around closure and reclamation costs. Such changes may materially affect the Company’s future cash flows, earnings, and financial condition.

Closure and site rehabilitation plans are influenced evolving regulations, operational changes, and technical consideration. As a result, plans may be incomplete or based on assumptions that later prove inaccurate, potentially leading to significant variances in actual closure costs. The Company periodically engages external experts to review and update its closure plan for the Morelos Complex to reflect current best practices and regulatory expectations.

As of December 31, 2025, the Company recognized a decommissioning liability of $73.2 million for the ELG Mine Complex and the Media Luna mine. No significant liability exists for exploration activities. These estimates incorporate assumptions regarding discount rates, foreign exchange rates, and the timing and nature of reclamation expenditures, and are reviewed regularly to capture material changes. Actual decommissioning costs depend on future market conditions for labour, materials, and services, which may differ significantly from current assumptions. Changes in these factors, including regulatory developments, inflationary pressures, and commodity price volatility, could materially impact the decommissioning liability and related assets recognized on the Company’s Consolidated Statements of Financial Position of the Financial Statements. Consequently, there is a risk that actual closure costs will exceed current estimates, adversely affecting liquidity and financial performance.

51. Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with IFRS, which requires management to exercise judgment and make estimates and assumptions affecting the application of accounting policies and the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements, as well as revenues and expenses during the reporting periods. These judgments, estimates, and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, management’s estimates and judgments, such as impairment of assets, fair value

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measurements, provisions, and income tax estimates, are inherently uncertain and based on assumptions that may not materialize as expected, potentially resulting in differences between reported and actual outcomes. Non-compliance with accounting policies or errors in applying new standards could lead to financial misstatements, regulatory penalties, and reputational harm.

The Company faces ongoing risks from changes in accounting standards and interpretations. New or amended standards must be implemented accurately to avoid misstatements and non-compliance. Complex areas such as revenue recognition in in multi-element arrangements present heightened risk. While management believes its financial reporting and financial statements processes are robust, absolute assurance cannot be provided.

Operationally, the declaration of commercial production at Media Luna (May 1, 2025) introduced new complexities in accounting for capitalization versus expense, depletion and depreciation, inventory valuation, and revenue recognition for multi-metal concentrate sales, expanding the scope and rigor of internal controls over financial reporting and disclosures.

In 2025, the Company also expanded its portfolio by completing the Reyna Silver acquisition (adding early-stage exploration properties in Mexico and Nevada, including Gryphon Summit and Medicine Springs) and by acquiring Prime Mining Corp., adding the Los Reyes gold and silver project in Sinaloa, Mexico to the asset base. These transactions required significant management judgment—including determining the appropriate accounting treatment (business combination vs. asset acquisition), measuring and allocating fair values to acquired properties and options, assessing contingent or earn-in terms, and identifying impairment indicators for exploration stage assets. They also increased disclosure requirements and the complexity of controls over acquisition accounting, subsequent exploration expenditures, and multi-jurisdiction consolidation.

For the 2025 fiscal year, the Company assessed and tested internal control over financial reporting (ICFR) to satisfy the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, which requires procedures designed to provide reasonable assurance that transactions are properly authorized, assets safeguarded, and financial information accurately recorded and reported. However, internal controls have inherent limitations and may not prevent or detect all errors or fraud instances.

As the Company continues to expand operations and adapt to evolving accounting standards, continuous improvement and investment in systems and processes will be required to manage the additional complexity. Failure to implement or maintain effective controls, or difficulties in adapting to new requirements (including acquisition accounting for exploration properties and enhanced IFRS disclosures), could result in reporting errors, loss of investor confidence, and adverse impacts on the Company’s business, financial condition, and the trading price of its Common Shares or market value of its other securities.

52. Conflicts of Interest

Certain directors and officers of the Company currently serve, or may serve in the future as directors and/or officers of other companies engaged in natural resource exploration, development, and production. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

The Company’s directors and officers understand that any decision made by them involving the Company must be made in accordance with their duty to act honestly and in good faith with a view to the best interests of the Company. Each director and officer is required to declare, and each director is required to refrain from voting on any matter, where such director or officer may have any actual or potential conflict of interest, in accordance with the procedures set forth in the applicable corporate statute, as amended or supplemented from time to time.

To further mitigate these risks, the Company has implemented governance processes to identify and address conflicts of interest, including disclosure requirements and board oversight. Despite these measures, there is a risk that conflicts of interests may not always be fully or timely identified, which could potentially result in adverse impacts on the Company.

53. Pandemics, Epidemics, Health Emergencies and Other Global Events

The Company remains subject to risks arising from regional or global health emergencies, including pandemics and epidemics, which can significantly disrupt operations, supply chains, and ongoing development activities. Such disruptions

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may result in adverse impacts on financial performance due to employee absences, logistical constraints government interventions, market volatility, and boarder economic uncertainty.

The COVID-19 pandemic demonstrated the potential for widespread operational and financial disruption, and global health authorities continue to emphasize preparedness. In 2025, the World Health Organization (“WHO”) advanced negotiations on a global pandemic agreement and reinforced its Health Emergencies Programme, while the United Nations highlighted antimicrobial resistance health resilience as priorities These initiatives may lead to new regulatory requirements affecting mining operations and supply chain practices.

The risk of emerging infectious diseases remains elevated. Health crises can disrupt the availability of critical materials and equipment, increase costs, and affect commodity markets and investor confidence. During 2025, the Company continued to strengthen its business continuity planning, enhance supply chain resilience, and implement robust health and safety protocols across its operations aligned with local government health guidance. Despite these measures, global events remain unpredictable, and the Company cannot assure that future responses will fully mitigate operational or financial impacts.

DIVIDENDS AND SHARE REPURCHASES

On November 5, 2025, the Company’s Board of Directors declared an inaugural quarterly dividend of C$0.15 per Torex Share payable on December 4, 2025 to shareholders of record as at the close of business on November 20, 2025. The Company’s current dividend policy is to provide for a regular quarterly dividend of C$0.15 per Torex Share (C$0.60 per Torex Share annually), subject to review by the Board on a quarterly basis and subject to change at any time depending on the earnings of the Company, its financial requirements and other factors existing at such time. Any future dividend payment will be made at the discretion of the Board and will depend on the Company’s financial needs to fund its planned programs and its future growth and any other factor that the Board deems necessary to consider in the circumstances. Distributions from MML to the Company are permitted under the Debt Facility, provided that certain customary conditions precedent are satisfied. See also “General Development of the Business – Financing Agreements”.

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. The Company purchased 308,632 Torex Shares at an average price of $33.70 (C$46.78) during this period.

On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026. Under the current NCIB, daily purchases are limited to 101,788 Torex Shares, representing 25% of the average daily trading volume of Torex Shares on the TSX for the six-month period ended October 31, 2025 (being 407,154 Torex Shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. The Company will purchase Torex Shares in open market transactions through the facilities of the TSX or alternative trading systems at the representative market price at the time of purchase. All Torex Shares that are repurchased by the Company under the NCIB will be canceled. Securityholders can obtain without charge a copy of the notice of intention filed with the TSX by contacting the Company.

During the year ended December 31, 2025, the Company repurchased 825,769 Torex Shares for $33.9 million (C$47.1 million) at an average price per share of $40.96 (C$57.00). The book value of the cancelled shares was $11.1 million, net of taxes of $0.1 million, and was recognized as a reduction to share capital and $23.4 million, including taxes of $0.7 million, as a reduction to retained earnings in the Consolidated Statements of Financial Position. No Torex Shares were repurchased or cancelled during the year ended December 31, 2024.

Although Torex has the present intention to acquire its Common Shares pursuant to the NCIB, Torex will not be obligated to make any purchases and purchases may be suspended by Torex at any time. Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth.

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DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, of which as at March 24, 2026, there were 94,756,662 Common Shares issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of the holders of Common Shares of the Company and to attend and to cast one vote per Common Share held at all such meetings.

Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and traded on the TSX under the symbol “TXG”. The following table sets forth, for the year ended December 31, 2025, the reported high and low prices, and the aggregate volume of trading of the Common Shares on the TSX.

Month	High (C$)	Low (C$)	Volume
January	$31.65	$26.88	5,523,313
February	$35.89	$30.69	5,757,134
March	$40.04	$30.66	7,009,083
April	$49.07	$35.00	9,828,231
May	$47.02	$39.25	5,973,012
June	$49.25	$41.37	6,780,924
July	$44.91	$38.80	6,109,554
August	$45.85	$38.89	7,407,370
September	$59.11	$46.61	11,473,871
October	$69.27	$54.45	14,203,065
November	$66.87	$54.67	11,060,313
December	$70.00	$60.12	10,295,319

The price of the Common Shares as quoted by the TSX at the close of business on March 24, 2026 was C$57.48 per share.

DIRECTORS AND OFFICERS

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Company, as well as such individual’s position with the Company, principal occupation within the five preceding years and period of service as a director (if applicable). Each of the directors of the Company will hold office until the next annual meeting of shareholders of the Company unless his or her office is earlier vacated.

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Name and Province or State of Residence	Position with the Company	Principal Occupation During the Last Five Years
Richard A. Howes Ontario, Canada	Board Chair since June 29, 2021 Director since June 17, 2020

Corporate Director

Chief Executive Officer of Gold Candle Ltd. since June 2025

Prior thereto, he was President and Chief Executive Officer of Reunion Gold Corp. from January 1, 2023 to July 15, 2024, a professional Corporate Director from June 2020 to March 2023 and President and CEO of Dundee Precious Metals Inc. from April 2013 to May 2020

Caroline S.E. Donally Texas, U.S.A.	Director since October 1, 2024

Managing Partner at Sprott Inc. and Managing Partner at Sprott Private Resource Streaming and Royalty Corp. since October 2020

Prior thereto, she was Managing Director of Denham Capital Management LLP from May 2011 to June 2020

Jennifer J. Hooper Ontario, Canada	Director since June 29, 2021

Corporate Director since June 2022

Prior thereto, she served as Chief Executive Officer of the Academy for Sustainable Innovation (“ASI”) from September 2020 to June 2022 and she served as Managing Director of ASI beginning in June 2019.

Jay C. Kellerman Ontario, Canada	Director since June 29, 2021	Partner with Stikeman Elliott LLP

Jody L.M. Kuzenko Ontario, Canada	Director and President and Chief Executive Officer since June 17, 2020	President and CEO of the Company since June 2020 Prior thereto, COO of the Company from October 2018 to June 2020

Rosalie (Rosie) C. Moore Utah, U.S.A.	Director since June 29, 2021	Corporate Director

Rodrigo Sandoval CDMX, Mexico	Director since August 3, 2022	Chief Financial Officer of Grupo Gigante

Adam J. Segal Ontario, Canada	General Counsel and Corporate Secretary

General Counsel and Corporate Secretary of the Company since July 2025

Prior thereto, General Counsel and Corporate Secretary of Generation Mining Limited from January 2022 to July 2025 and prior thereto Vice President, Corporate Development of Sherritt International Corporation

Angela M. Robson Ontario, Canada	Senior Vice President, Human Resources, ESG and Communications

Senior Vice President, Human Resources, ESG and Communications since February 2022

Vice President, Corporate Affairs and Social Responsibility from June 2020 to January 2022

Prior thereto, employed by Vale Canada Limited since October 2005, most recently as Manager, Corporate Affairs and Sustainability, North Atlantic Operations

Faysal A. Rodriguez Valenzuela Sinaloa, Mexico	Senior Vice President, Mexico	Senior Vice President, Mexico since June 2020 Prior thereto, General Manager of MML from May 2018

Daniel J. T. Rollins Ontario, Canada	Senior Vice President, Corporate Development and Investor Relations	Senior Vice President, Corporate Development and Investor Relations since May 2019

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Name and Province or State of Residence	Position with the Company	Principal Occupation During the Last Five Years
Andrew P. Snowden Ontario, Canada	Chief Financial Officer	Chief Financial Officer since January 2021 Prior thereto, employed by Sherritt International Corporation as Senior Vice President and CFO (January 2017 to December 2020)

David Stefanuto Ontario, Canada	Executive Vice President, Technical Services and Capital Projects

Executive Vice President, Technical Services and Capital Projects since September 2021

Prior thereto, employed by Vale Canada, last position held was as Vice President/Director Base Metals North Atlantic Projects

As of March 24, 2026, an aggregate of 457,305 Common Shares (representing less than 1% of all issued and outstanding Common Shares as of March 24, 2026) are beneficially owned, controlled or directed (directly or indirectly) by all of the directors and executive officers of the Company, as a group.

STANDING COMMITTEES OF THE BOARD

Board Committee	Committee Members	Status
Audit	Rodrigo Sandoval (Chair) Caroline S.E. Donally Richard A. Howes	Independent Independent Independent

Compensation and Human Resources	Jennifer J. Hooper (Chair) Jay C. Kellerman Caroline S.E. Donally	Independent Independent Independent

Corporate Governance and Nominating	Jay C. Kellerman (Chair) Jennifer J. Hooper Rodrigo Sandoval	Independent Independent Independent

Safety, Corporate Social Responsibility and Technical	Jennifer J. Hooper (Chair) Richard A. Howes Rosalie C. Moore	Independent Independent Independent

Corporate Cease Trade Orders

No director or executive officer of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

a.

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b.

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceeding

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a.

is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or

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insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b.

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to:

a.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

In the future, circumstances may arise where officers or members of the Board are directors or officers of corporations which are in competition to the interests of the Company. No assurances can be given that opportunities identified by such Board members will be provided to the Company. Pursuant to applicable law, directors who have an interest in a proposed transaction upon which the Board is voting are required to disclose their interests and refrain from voting on the transaction. See also “Risk Factors – Conflicts of Interest”.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company’s Audit Committee is set forth at Appendix “B” hereto.

Composition of the Audit Committee

The following directors serve as members of the Audit Committee:

Rodrigo Sandoval	Independent [1]	Financial expert [2]
Richard A. Howes	Independent [1]	Financially literate [1]
Caroline S.E. Donally	Independent [1]	Financial expert [2]

Notes:

1.	As defined by National Instrument 52-110 — Audit Committees (“NI 52-110”).
2.

The Board of Directors of the Company has determined that two members of the committee are audit committee financial experts: Mr. Sandoval, based on his education and extensive financial experience, including in extractive industries, and Ms. Donally, based on her education, professional qualifications and extensive international experience in commerce and financing, including in extractive industries.

Relevant Education and Experience

Each member of the Audit Committee has education and experience relevant to their responsibilities as an Audit Committee member.

Rodrigo Sandoval	Master of Business Administration, Yale School of Management (Connecticut, USA), Bachelor of Economics, Instituto Tecnológico Autónomo de México (ITAM) (CDMX, Mexico) and a Post-Graduate Certificate in Corporate Finance from ITAM	Mr. Sandoval is the Chief Financial Officer of Grupo Gigante, a role he has held since July 2018. Mr. Sandoval previously spent 10 years with Grupo Mexico S.A.B. de C.V. first as Finance Director and then as Corporate Chief Financial Officer.

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Richard A. Howes	Professional Engineer, Bachelor of Applied Science with Honours in Mining Engineering, Queen’s University	Mr. Howes was President and Chief Executive Officer of Reunion Gold Corp. from January 1, 2023 to July 15, 2024, a professional Corporate Director from June 2020 to March 2023 and President and Chief Executive Officer of Dundee Precious Metals Inc. having served in the role since April 2013. He is a seasoned senior mining executive with over 40 years of experience in the mining industry.

Caroline S.E. Donally	Chartered Accountant CA(SA), Bachelor of Accounting Science (Honours), University of South Africa, and Bachelor of Commerce, University of the Witwatersrand	Ms. Donally is an experienced executive and independent public company director, including serving as audit committee chair and member. She has over 27 years of experience in finance and investments, predominantly in mining. She is a Managing Partner of Sprott Inc and Managing Partner of Sprott Resource Streaming and Royalty, where she’s responsible for all aspects of the business from institutional fund raising to mining investments. Prior to her role at Sprott, she was a Managing Director at Denham Capital (mining private equity) and ran a $1 billion global mining portfolio. Prior to that she worked for Investec Bank and Rand Merchant Bank, providing project and development finance to mining companies. Ms. Donally started her career at BDO Spencer Steward.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as described in the Audit Committee Charter attached hereto as Appendix “B”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees are as follows:

	2025[1]		2024[1]
Audit Fees [2]	C$	994,461	C$	931,246
Audit Related Fees		Nil		Nil
Tax Fees
Compliance [3]	C$	86,505	C$	82,569
Advisory		Nil		Nil
Total tax	C$	86,505	C$	82,569
All Other Fees [4]	C$	22,000	C$	197,034

Notes:

1.	Fees include administrative charges and nominal out-of-pocket expenses billed by the Company’s external auditors.

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2.

Audit Fees relate to the audit of the Financial Statements, the audit of the annual Financial Statements of MML, and services provided in connection with the review of interim unaudited financial statements.

3.	Tax compliance involves preparation of original and amended tax returns, claims for refund, tax payment-planning services and transfer pricing services.
4.

For the year ended December 31, 2025, all other fees relate to limited assurance engagement with respect to the Company’s compliance of the World Gold Council’s “Conflict Free Gold Standard.” For the year ended December 31, 2024, all other fees relate to limited assurance engagements with respect to the Company’s compliance of the World Gold Council’s “Conflict Free Gold Standard” and the Company’s progress report on the implementation of the World Gold Council’s Responsible Gold Mining Principles.

LEGAL PROCEEDINGS

There are no material legal proceedings or regulatory actions to which the Company is a party or of which any of the Company’s properties are subject, nor have any such actions been pending during the most recently completed financial year of the Company. In addition, no such proceedings or actions are currently known by the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Annual Information Form, no director, executive officer or principal shareholder of the Company or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

MATERIAL CONTRACTS

There are no contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or were entered into prior to such time and are still in effect, other than the Credit Agreement. See “General Development of the Business – Financing Agreements”.

INTERESTS OF EXPERTS

Rochelle Collins, P.Geo., Principal, Mineral Resource Geologist, of the Company., is a qualified person under NI 43-101 and she has reviewed and approved the scientific and technical information pertaining to Mineral Resources for Morelos in this AIF under the sections titled “General Development of the Business – Developments in 2026 to Date of AIF – Mineral Reserve and Resource Update”, “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report” and “Updated Mineral Reserve and Mineral Resource Estimates”, and the information on the drilling programs in this AIF under the sections titled “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Exploration and Drilling Activities”, and “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Quality Assurance/Quality Control”. Ms. Collins is a member of the Professional Geoscientists of Ontario (Member ID PGO #1412), and has experience relevant to the style of mineralization under consideration.

The scientific and technical data contained in this AIF under the sections titled “General Development of the Business – Developments in 2026 to Date of AIF – Mineral Reserve and Resource Update”, “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report” and “Updated Mineral Reserve and Mineral Resource Estimates” pertaining to Mineral Reserves, and “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Media Luna North (formerly EPO Underground)” have been reviewed and approved by Johannes (Gertjan) Bekkers P.Eng., former Vice President, Mines Technical Services and current consultant for Torex Gold, who is a qualified person as defined by NI 43-101. Mr. Bekkers is a registered member of the Professional Engineers of Ontario, with experience relevant to open pit and underground hard rock mining.

John Sims, CPG, President of Sims Resources LLC, is an independent qualified person under NI 43-101 and has reviewed and approved the scientific and technical information pertaining to Los Reyes Mineral Resources in this AIF

69 Torex Gold Resources Inc. | TSX: TXG

under the sections titled “General Development of the Business – Developments in 2026 to Date of AIF – Mineral Reserve and Resource Update” and “Updated Mineral Reserve and Mineral Resource Estimates”. Mr. Sims is a member of the American Institute of Professional Geologists and has over 35 years of relevant experience.

The scientific and technical data contained in this AIF under the sections titled “General Development of the Business – Developments in 2025 – Media Luna”, “General Development of the Business – Developments in 2024 – Media Luna”, “General Development of the Business – Developments in 2023 – Media Luna”, “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Five-Year Production Outlook (2026–2030)”, “Material Properties – Morelos Property – Key Developments Since the Effective Date of the Technical Report – Media Luna”, and such other scientific and technical information (including Appendix “C” – “Summary of Technical Report”) not referred to in the foregoing, has been reviewed and approved by Dave Stefanuto. P.Eng. (Ontario), the Executive Vice President, Technical Services and Capital Projects for Torex Gold, and a qualified person as defined by NI 43-101.

The scientific and technical information relating to the Morelos Property in Appendix “C” – “Summary of Technical Report” has been derived from, and in some instances is an extract from, or is based on the Technical Report. Such information is based on the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full text of the Technical Report which has been filed on SEDAR+ under the Company’s profile (www.sedarplus.ca) and is available on the Company’s website at www.torexgold.com.

Each of Robert Davidson, P.E., Vice President of M3 Engineering & Technology Corporation; Carl John Burkhalter, P.E. of NewFields Mining & Technical Services LLC; David Stuart Halley, Conrad Partners Limited; Dawn H. Garcia, CPG, Golder Associates USA Inc.; John Makin, MAIG, SLR Consulting (Canada) Ltd.; Leslie Correia, Pr.Eng, Paterson & Cooke Canada Inc.; Lucas Kingston, MSc, PG, NewFields Mining & Technical Services LLC; Michael Levy, MSc., P.E., P.G., P.Eng, of JDS Energy & Mining Inc.; Michael L. Pegnam, P.E., Golder Associates USA Inc.; Michal Dobr, RNDr., P.Geo (BC), Golder Associates Ltd.; Robert W. Pratt, P.E., Call & Nicholas, Inc.; Ross David Hammett, PhD., P.Geo (BC), Golder Associates Ltd.; Stuart J Saich, P.E., Consultoria e Ingenieria Promet101 LTDA; and Johannes (Gertjan) Bekkers, P.E., Torex Gold Resources Inc. are authors of the Technical Report and each is a “qualified person” within the meaning of NI 43-101.

To the best of the Company’s knowledge and belief, the aforementioned qualified persons each held less than 1% of the issued and outstanding common shares of the Company at the time when they: (i) prepared the Technical Report; and/or (ii) reviewed and approved the scientific and technical information set forth in this AIF, as applicable, and have no other direct or indirect interest in any other securities or property of the Company or any of its associates or affiliates.

KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional information, including information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management information circular of the Company dated May 7, 2025.

Additional financial information is provided in the Company’s Financial Statements and MD&A for the year ended December 31, 2025.

70 Torex Gold Resources Inc. | TSX: TXG

APPENDIX “A” – DEFINITIONS AND ABBREVIATIONS

Full Name	Abbreviation
Slope ratio of 2 units of horizontal distance to one unit of vertical distance	2H:1V
Silver	Ag
All-in sustaining costs per ounce sold	AISC
ALS Chemex Labs, Ltd.	ALS
Ammonium Nitrate/Fuel Oil	ANFO
Gold	Au
Gold equivalent	AuEq
Cut and Fill Stoping	C&F
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Carbon in Pulp	CIP
Community development agreement	CODECOP
Confederation of Mexican Workers	CTM
Copper	Cu
Coefficient of variation	CV
Direct Current	DC
Degrees	°
Degrees Celsius	°C
Earnings before interest, taxes, depreciation and amortization	EBITDA
El Limón Guajes Mine	ELG Mine or ELG
Environmental Management Plan	EMP
Iron	Fe
Iron Sulphide	Fe-S
Feasibility Study	FS
Filtered Tailing Storage Facility	FTSF
General and Administrative	G&A
Greenhouse Gas	GHG
Global Positioning System	GPS
Grams per dry metric tonne	gms/dmt
Grams per tonne	g/t or gpt
Global Industry Standard on Tailings Management	GISTM
Global Minimum Tax Act	GMTA
Guajes tailings storage facility	GTSF
Hectare	ha
Diamond drill bit that produces 63.5 mm core	HQ
Internal Rate of Return	IRR
International Cyanide Management Code	ICMC
International Cyanide Management Institute	ICIM
International Finance Corporation	IFC
International Financial Reporting Standards	IFRS
Metallurgy grinding size K80	K80
Kilogram	kg
Kilometer/Kilometre	km
Kilotonnes	kt
Thousand tonnes per day	ktpd
Kilowatt hour per tonne	kWh/t
Lerchs-Grossman	LG
Long Hole Open Stoping	LHOS

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Full Name	Abbreviation
Lost time injury frequency	LTIF
Life-of-mine	LOM
M3 Engineering and Technology Corp.	M3
Meter/Metre	m
Square meter/metre	m2
Cubic meter/metre	m3
Mechanized Overhand Cut and Fill	MCAF
Metric tonne	MT or Mt
Net Asset Value	NAV
Normal course issuer bid	NCIB
Non-GAAP Performance Measures	NGFM
National Instrument	NI
Diamond drill bit that produces 47.6 mm core	NQ
Neutralization Potential Ratio	NPR
Net Present Value	NPV
Organization for Economic Co-operation and Development	OECD
Ounce	oz
Potentially Acid Generating	PAG
Parts per million	ppm
Preliminary Economic Assessment	PEA
Mexican federal Environmental Protection Agency	PROFEPA
Quality Assurance and Quality Control	QA/QC
Qualified Person	QP
Reverse Circulation	RC
Responsible Gold Mining Principles	RGMP
Run-of-mine	ROM
Semi-Autonomous Grinding	SAG
Secretaría de Medio Ambiente y Recursos Naturales (Secretariat of the Environment, National Resources)	SEMARNAT
Société Générale de Surveillance S.A.	SGS
Sustainability-Linked Loan	SLL
Sustainability Performance Target	SPT
Total cash costs per ounce sold	TCC
Task Force on Climate-Related Financial Disclosures	TCFD
Tonnes per day or metric tonnes per day	tpd
Total recordable injury frequency	TRIF
Micrometer	µm
Waste Rock Storage Facilities	WRSF

A-2 Torex Gold Resources Inc. | TSX: TXG

APPENDIX “B” – MANDATE OF THE AUDIT COMMITTEE

Purpose

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Torex Gold Resources Inc. (the “Corporation”) is appointed by the Board to assist the Corporation and the Board in fulfilling their respective obligations relating to: (i) the integrity of the internal financial controls and financial reporting of the Corporation, (ii) compliance with legal and regulatory requirements regarding financial reporting; (iii) the external auditor’s qualifications, independence and performance; (iv) oversight of corporate conduct relating to the internal controls and financial reporting; (v) the performance of internal audit functions; and (vi) oversight of financial risk and information technology risk management.

Committee Operating Requirements and Guidelines

1.	The Committee follows the requirements and guidelines in the Committee Operating Requirements and Guidelines.

2.	The Committee shall have the following in addition to the authorities set out in the Committee Operating Requirements and Guidelines:

(a)

communicate directly with the internal auditor (or other personnel responsible for the internal audit function of the Corporation) and the independent auditor of the Corporation (the “Independent Auditor”) and other assurance providers;

(b)	request the Independent Auditor or Internal Auditor to attend any meeting of the Committee; and

(c)	have unrestricted access to the books and records of the Corporation.

Composition

3.

The Committee shall be composed of three or more directors, as designated by the Board from time to time. Each member of the Committee shall be independent within the meaning of National Instrument 52-110 – Audit Committees, and financially literate within the meaning of Applicable Laws having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the financial statements of the Corporation.

Frequency of Meetings

4.

The Committee shall meet at least four times in each financial year of the Corporation. The Committee shall meet otherwise at the discretion of the Chair or a majority of the members of the Committee, or as may be required by Applicable Laws.

Chair Responsibilities and Duties

5.

The Chair will consider complaints covered by the Whistleblower Policy, and if the Chair determines appropriate, will launch and oversee an investigation of the violation or suspected violation of the Code of Business Conduct and Ethics of the Corporation (the “Code”) or as defined in the Whistleblower Policy, and promptly report to the Committee and the Board any complaint that may have material consequences for the Corporation and, for each financial quarter of the Corporation, the Chair should report to the Committee and to the Independent Auditor, the aggregate number, the nature and the outcome of the complaints received and investigated under the Whistleblower Policy.

6.

The Chair may pre-approve non-audit services provided by the Independent Auditor up to a maximum amount of C$50,000 per engagement. The Chair shall report such engagement(s) to the Committee at the next meeting of the Committee.

7.	Additional responsibilities and duties of the Chair are set out in the section titled Committee Chair Position Description in the Committee Operating Requirements and Guidelines.

B-1 Torex Gold Resources Inc. | TSX: TXG

Responsibilities and Duties

The responsibilities and duties of the Committee are:

Financial Accounting, Internal Controls and Reporting Process

8.	Review any management report on, and assessing the integrity of, the internal controls over financial reporting of the Corporation and monitoring the proper implementation of such controls.

9.

Review and report to the Board on, or if mandated by the Board, approving, the quarterly unaudited financial statements, management’s discussion and analysis (“MD&A”), press release and other financial disclosure related thereto that is required to be reviewed by the Committee pursuant to Applicable Laws.

10.

Review and report to the Board on the annual audited financial statements, the MD&A, press release and other financial disclosure related thereto that is required to be reviewed by the Committee pursuant to Applicable Laws.

11.	Monitor the conduct of the audit function.

12.

Meet with, when considered advisable to do so and in any event no less frequently than annually, the Independent Auditor, the Chief Financial Officer (the “CFO”), the Vice President, Risk (who leads the internal audit (“IA”) function of the Corporation), and any other executive officer or employee of the Corporation with whom the Committee wishes to meet, to review accounting principles, practices, judgments of management, internal controls, and internal audit matters, and such other matters as the Committee considers appropriate.

13.

Review any post-audit or management letter containing the recommendations of the Independent Auditor and management’s response thereto, and monitoring the subsequent follow-up to any identified weaknesses.

14.	Review any new or pending developments to general accounting and reporting standards that may affect the Corporation’s financial statements.

Public Disclosure

15.

Review and discuss with executive officers of the Corporation any cost guidance and guidance being provided on the expected future financial results and performance of the Corporation, and provide its recommendations on such guidance to the Board.

16.

Review from time to time the procedures which are in place for the review of the public disclosure by the Corporation of financial information extracted or derived from the financial statements of the Corporation and periodically assess the adequacy of such procedures.

Borrowings, Hedging and Investments

17.	Receive quarterly reports regarding the status of borrowings and covenants.

18.	Approve hedging and investment policies.

Tax Arrangements

19.	Periodically, receive reports from management on tax matters, including tax assessments, that could have a material effect on the Corporation’s financial position or operating results.

Information Technology

20.

Oversee the Corporation’s cybersecurity program, including receiving a report each quarter on information security developments, updates on threats, incidents and mitigation efforts, and the Corporation’s approach to cybersecurity education and awareness.

B-2 Torex Gold Resources Inc. | TSX: TXG

Risk

21.

Inquire of the executive officers and the Independent Auditor as to the significant risks or exposures, both internal and external, to which the Corporation is subject, including without limitation, risks associated with tax, hedging, insurance, accounting, cybersecurity, information services and systems, use of artificial intelligence, financial controls and management reporting, and review the actions which the executive officers have taken to minimize such risks.

22.	Oversee the Executive Officers’ management of the material risks assigned to the Committee in the Corporation’s enterprise risk profile.

Corporate Conduct

23.	Ensure that there is an appropriate standard of corporate conduct relating to the internal controls and financial reporting of the Corporation.

24.	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and

(b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

25.	Review the actions taken by the senior officers of the Corporation to ensure compliance with the Code, the results of the confirmation and responses to any violation of the Code.

26.	If deemed appropriate by the Committee, investigations of suspected violations of the Code may be referred to the Corporate Governance and Nominating Committee.

27.	Monitor the disclosure of the Code, any proposed amendments to the Code and any waivers to the Code granted by the Board.

28.

Review the policies and procedures instituted to ensure that any departure from the Code by a director or senior officer of the Corporation which constitutes a “material change” within the meaning of Applicable Laws is appropriately disclosed in accordance with Applicable Laws.

Independent Auditor

29.

Recommend to the Board, for appointment by shareholders, a firm of external auditors to act as the Independent Auditor and monitor the independence and performance of the Independent Auditor. The Committee shall arrange and attend, as considered appropriate and at least annually, a private meeting with the Independent Auditor and shall review and approve the remuneration of such Independent Auditor within the pre-approved fee threshold or such other amount approved by the Board.

30.	Ensure that the lead audit partner at the Independent Auditor is changed every seven years.

31.	Resolve any otherwise unresolved disagreements between the senior officers of the Corporation and the Independent Auditor regarding the internal controls or financial reporting of the Corporation.

32.

Pre-approve all audit and non-audit services not prohibited by law, including Applicable Laws, to be provided by the Independent Auditor. The Committee should review the proposed fee thresholds for such services and make a recommendation on the fee thresholds for audit services to the Board for approval.

33.	Review the audit plan of the Independent Auditor, including the scope, procedures and timing of the audit.

34.	Review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit.

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35.

Obtain timely reports from the Independent Auditor describing critical accounting policies and practices applicable to the Corporation, the alternative treatment of information in accordance with International Financial Reporting Standards that were discussed with the CFO, the ramifications thereof, and the Independent Auditor’s preferred treatment, and should review any material written communications between the Corporation and the Independent Auditor.

36.	Review the fees paid by the Corporation to the Independent Auditor in respect of audit and non-audit services on an annual basis.

37.	Review and approve from time to time the Corporation’s hiring policy regarding partners, employees and former partners and employees of the present and any former Independent Auditor.

38.	Monitor and assess the relationship between the senior officers of the Corporation and the Independent Auditor, and monitor the independence and objectivity of the Independent Auditor.

Internal Audit

39.	Governance of the internal audit function, including:

(a)	Review with the CFO the appointment, retention, and replacement of the Vice President, Risk and the organizational structure of the IA function.

(b)	Review with the CFO the responsibilities of the Vice President, Risk beyond internal audit and understand any potential impairments to the function’s independence.

(c)	Periodically review and approve the IA Charter, and provide input on strategic plans, objectives, performance measures, and outcomes.

(d)

Review and approve the proposed risk-based IA Plan, including resources, and receive regular reports on the progress of the IA Plan and identification of significant matters, the development and implementation of management action plans, and if applicable, the results of any special investigations.

(e)	Inquire whether any evidence of fraud has been identified during IA engagements and evaluate necessary actions.

(f)	Approve the scope and frequency of external quality assessments and review the results, monitoring the implementation of action plans.

(g)	Periodically review with the Vice President, Risk any significant difficulties, disagreements with management, or scope restrictions encountered.

Other Responsibilities

40.

Review with management, the Independent Auditor and, if necessary, with external legal counsel, any litigation, claim or other contingency, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements.

41.	The Committee should perform any other activities consistent with this mandate and Applicable Laws as the Committee or the Board considers advisable.

Policy Oversight

42.	The Committee has the responsibility to oversee, and periodically, review and make recommendations to the Board regarding the following policies:

1.	Code of Business Conduct and Ethics;

2.	Whistleblower Policy;

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3.	Anti-bribery and Anti-Corruption Policy;

4.	Hedging Policy;

5.	Investment Policy;

6.	Monetary Authority Policy;

7.	Internal Audit Charter;

8.	Such other policies as may be delegated by the Board.

B-5 Torex Gold Resources Inc. | TSX: TXG

APPENDIX “C” – SUMMARY OF TECHNICAL REPORT

Torex Gold Resources Inc. | TSX: TXG

1 EXECUTIVE SUMMARY

1.1 OVERVIEW – EL LIMÓN GUAJES MINE COMPLEX AND MEDIA LUNA PROJECT INTRODUCTION

This technical report (the Technical Report) provides a life of mine plan for the El Limón Guajes Mine Complex (ELG Mine Complex) and Feasibility Study (FS) for the Media Luna Project (ML Project). The ELG Mine Complex and the Media Luna Project are collectively known as the Morelos Complex.

Torex Gold Resources Inc. (Torex) wholly-owns the Morelos Property, a group of seven mineral concessions, covering approximately 29,000 ha, including the Reducción Morelos Norte Concession (26,000 ha) which hosts four deposits, El Limón (which includes El Limón Sur), Guajes (together, referred to as the ELG OP), Sub-Sill and ELD (together, referred to as the ELG UG) and Media Luna (ML), each of which has a Mineral Resource estimate and a Mineral Reserve estimate prepared in accordance with National Instrument 43-101 (NI 43-101). The mineral concessions have been granted for a term of 50 years (Reducción Morelos Norte to 2055). The Morelos Property is wholly owned by Torex through its Mexican subsidiary, Minera Media Luna, S.A. de C.V. (MML). The Morelos Property is in the Mexican State of Guerrero, approximately 180 kilometers southwest of Mexico City, 60 km southwest of Iguala and 35 km northwest of Mezcala. The closest village, Nuevo Balsas, is a small agricultural-based community with a population of approximately 1,700. The Morelos Property is in the Guerrero Gold Belt and the entire 29,000 ha is considered to have significant exploration potential. For the purposes of this Technical Report, the names MML and Torex, and together the Company, are used interchangeably.

The vast majority of the land in the Reducción Morelos Norte concession is owned by Ejidos. Land owned by an Ejido is collectively administered and is held by its members as either common land, which is jointly owned by the members, or as parcels, which are held by individual members.

MML has surface rights to all land required for the operation of the ELG Mine Complex through long-term lease agreements with the Rio Balsas Ejido, the Real del Limón Ejido, Ejido members with ownership of individual parcels, and individuals who own private lands. MML has also secured surface rights to land for the direct development of the ML Project through the signing of long-term lease agreements with the Puente Sur Balsas Ejido and its members with ownership of the individual parcels which cover current exploration and development activities and can be converted to mining of the ML deposit. In addition, MML has long-term lease agreements for camp and water well access with the Atzcala Ejido, and its members with ownership of individual parcels.

In 1995, the former Morelos Mineral Reserve, created in 1983, was divided into a northern and southern portion, and these portions were allocated to mining companies through a lottery system. MML, at that time a joint venture vehicle between Miranda Mining Development Corporation (MMC which was subsequently acquired by Goldcorp Inc.) and Teck Resources Limited (Teck), submitted the winning bid for the Morelos Norte license in mid-1998. Initial work completed by Teck from 1998 to 2008, comprised of initial regional exploration programs, identified El Limón and Guajes deposits in 1999 and completed about 100,000 m of drilling. Torex acquired full control of these deposits through the acquisition of MML. By agreement dated August 6, 2009, Torex acquired 78.8% of MML from Teck and the remaining 21.2% interest in MML was purchased from Goldcorp on February 24, 2010.

There are no significant factors or risks known to Torex that might affect access or title, or the right or ability to perform work on the Morelos Property. However, in the past, MML has experienced illegal blockades from time to time as the local communities adjusted to being part of a large industrial-based economy. The last such blockade concluded in 2018.

Torex has been operating the ELG Mine Complex since 2016, which includes three independent open pits (the ELG OP referred to above) to extract ore from the skarn hosted gold-silver Guajes and El Limón deposits along with an underground mine (ELG UG). The open pits and underground mine feed a centrally located cyanide leach / carbon-in-pulp process plant (CIP), with filtered tailings deposited just to the west of the ELG Process Plant. The ELG

Process Plant has a design throughput rate of 14,000 tonnes per day (t/d). The plan contemplates the current Mineral Reserves being depleted in 2024. As at year end 2021, the ELG Mine Complex has produced and sold more than 2.2 million ounces (Moz) of gold from 24.4 million tonnes (Mt) of ore. There is a 2.5% royalty payable to the Mexican government on minerals produced and sold from the Reducción Morelos Norte Concession.

While operating the ELG Mine Complex, Torex has carried out work on the ML deposit to support the Mineral Reserve for the development of the FS. The key concepts of the FS are presented below:

•	Approximately 160 km of infill drilling at ML has resulted in the definition of a 25.4 Mt (4.4 Moz AuEq) Indicated Mineral Resource and 23 Mt (3.4 Moz AuEq) Probable Mineral Reserve.

•	Development of the ML Project allows for the mining and processing of additional ore from the ELG UG mine that would otherwise be forfeited due to lack of tonnage to the ELG Process Plant.

•	ML ore will be mined via proven underground bulk stope mining methods.

•

ML ore will be transported to the ELG Process Plant site via an underground conveyor suspended from the back of the Guajes Tunnel. The tunnel will be developed below the Balsas River and will be the primary access connecting the ELG Mine Complex with the ML mine.

•	Access for personnel and material to ML mine will be via the Guajes Tunnel or the two South Portal tunnels.

•	Construction of the Guajes Tunnel, and South Portal tunnels commenced in 2021 as part of the ML early works program.

•

ML ore will be processed through an existing/enhanced ELG Process Plant including a new copper concentrate circuit which will produce a copper-gold-silver concentrate. Copper and iron flotation tailings will be leached to produce doré.

•	Overall metal recoveries are expected to incrementally improve from current levels with the planned ML process design.

•	A Class 3 capital cost estimate has been developed for the ML mine, process, and surface infrastructure.

•

ML mine operating costs have been estimated from first principles using industry standard productivity rates and assumptions. The future process operating costs are well understood due to several years of ELG operational experience.

•	The ML Project shows positive economics with the current ML Mineral Reserves.

•	Future Reserve growth through ongoing exploration is expected to further improve the ML Project’s economics

This Technical Report was prepared by Torex and the following Authors:

•	M3 Engineering & Technology Corporation (M3)

•	SLR Consulting Ltd (SLR)

•	Consultoria e Ingenieria ProMet101 Ltd. (ProMet101)

•	BQE Water Inc. (BQE)

•	BBA E&C Inc. (BBA)

•	Stantec Consulting International Ltd. (Stantec)

•	Paterson & Cooke Canada Inc. (P&C)

•	Golder Associates Ltd. (Golder)

•	JDS Energy & Mining Inc. (JDS)

•	Call & Nicholas, Inc. (CNI)

•	NewFields Mining Design & Technical Services (NewFields)

•	Conrad Partners

These Authors were commissioned by Torex to jointly provide a Technical Report for the Morelos Property that contains the Life of Mine Plan for the ELG Mine Complex and a Feasibility Study of the Media Luna deposit using the ELG Mine Complex infrastructure.

1.2 GEOLOGY, MINERALIZATION AND DEPOSIT TYPES

The Guerrero platform is characterized by a thick sequence of Mesozoic carbonate rocks successively comprising the Morelos, Cuautla and Mezcala Formations and has been intruded by a number of early Tertiary-age granitoid bodies. The carbonate sequence is underlain by Precambrian and Paleozoic basement rocks. The Cretaceous sedimentary rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sedimentary rocks (red sandstones and conglomerates) which partially cover the region.

The Mesozoic succession was folded into broad north–south-trending paired anticlines and synclines as a result of east-vergent compression during the Laramide Orogeny (80–45 Ma). The Property lies at the transition between belts of overthrust rocks to the west and more broadly-folded rocks to the east.

The Morelos Complex is characterized by a structurally-complex sequence of Morelos Formation (marble and limestone), Cuautla Formation (limestones and sandstones) and Mezcala Formation (shale and sandstone) intruded by the El Limón granodiorite stock and later felsic dykes and sills.

At El Limón, gold mineralization occurs in association with a skarn body that was developed along a 2 km- long corridor following the northeast contact of the El Limón granodiorite stock. Significant gold mineralization at El Limón is dominantly associated with the skarn, preferentially occurring in pyroxene-rich exoskarn but also hosted in garnet-rich endoskarn that has been affected by retrograde alteration.

The main El Limón intrusion consists of an approximately peanut-shaped stock of granodiorite composition, which is approximately 6 km long by 2.5 km wide and has a general elongation of N45W. Usually, the skarn is developed along the contacts with this stock, although the important bodies are controlled by major northwest and northeast structures coincident with the Cuautla Formation position and the intrusive contacts. The contact of the intrusion at El Limón, although irregular, is generally quite steep and almost perpendicular to bedding.

The El Limón Sur zone occurs approximately 1 km south of the main El Limón skarn deposit and outcrops on a steep ridge extending down the mountain towards the Balsas River. The El Limón Sur area is underlain by a similar stratigraphic succession as the southeastern portion of the El Limón deposit.

The Sub-Sill zone is located between the El Limón and El Limón Sur ore deposits and under the El Limón sill. At Sub-Sill, several skarns have been identified along the contacts of the carbonate rich sediments and marbles of the Cuautla and Morelos formations and sills of granodiorite interpreted as fingering out from the main El Limón granodiorite intrusion stocks. High grade gold mineralization has been intercepted in all the different skarn horizons, mainly associated with exoskarns with retrograde alteration.

Structurally, the Sub-Sill as well as El Limón and El Limón Sur zones are hosted in a graben bounded by La Flaca fault to the west and the Antena fault to the east, and both are potential feeders for the mineralization.

The Guajes East zone is developed in the same lithologies on the opposite side of the same intrusion present at El Limón. Drilling indicates that the skarn development at Guajes East is 300 m wide, up to 90 m thick, and is continuous along at least 600 m of the northwest edge of the intrusion.

The Guajes West zone is located along the northwest contact of the El Limón granodioritic stock. Surface geology is represented by the hornfels–intrusive contact with some local patchy and structure-controlled skarn occurrences. The skarn formed at the contact between hornfels and marble; however, in addition to proximity to the granodioritic stock there are numerous associated porphyritic dykes and sills.

The ML deposit is located on the south side of the Balsas River, ~7 km south of the ELG Mine Complex.

The surface geology of the ML area is dominated by Morelos Formation limestone which is intruded by numerous feldspar porphyry dykes and sills.

Systematic drilling has identified a gold-copper-silver mineralized skarn with approximate dimensions of 1.4 km x 1.2 km and ranging from 4 m to greater than 70 m in thickness. Skarn alteration and associated mineralization is open on the southeast, southwest, west and northwest margins of the area.

The regional geology setting outlining the main ELG and ML mineral deposits is shown in Figure 1-1.

Figure 1-1: Regional Geological Setting Showing the El Limón Guajes and Media Luna Deposits

1.3 EXPLORATION

The Morelos Property has been exposed to a wide variety of exploration techniques that include including reconnaissance mapping, 1:5,000 scale geological mapping, systematic 1:500 scale pit mapping and 1:250 scale underground mapping, systematic road-cut, channel sampling, soil and stream sediment sampling, diamond drilling, an airborne ZTEM, magnetic geophysical survey (airborne and drone), and a gravimetry survey.

Exploration work at the Morelos Property has shown that magnetic surveys are highly effective at identifying targets for follow up drilling. Based on the results of exploration activity at the Morelos Property, zones of high magnetic intensity that coincide with the contact between the granodiorite intrusion and sedimentary formations show high potential for mineralization.

Additional exploration has a likelihood of generating further exploration successes particularly down-dip and along strike from of the known deposits. There is also potential for discovery of additional mineralization outside of the known deposits as there are several geophysical targets that warrant follow-up investigation, on both sides of the Balsas River.

In the Qualified Person’s (QP) opinion, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Morelos Property. Exploration and samples have been collected in a manner such that they are representative and not biased. The known deposits are likely to be successfully extended along strike and at depth by following the contacts of the intrusions with the Mezcala/Cuatla and Morelos formations. The ML cluster has the potential to be expanded and current targets may be connected into one larger entity. The lateral limits of this cluster remain un-tested.

1.4 DRILLING

Drilling completed during the Teck ownership, between 2000 and 2008, referred to as legacy drilling, comprised of 619 drillholes (98,774 m), including 558 core holes (88,821 m) and 61 RC holes (9,953 m).

From 2009 until the end of 2021, Torex has completed 3,426 core holes (719,609 m) and 110 RC holes (8,792 m). Drillholes completed within mineralization range in size from NQ to PQ and are designed to intersect the mineralization in the most perpendicular manner as possible. Due to the deep nature of the ML deposit, Torex has employed Directional Core Drilling (DCD) since 2019 to improve drilling precision and to concentrate drillhole meters in, and not above, the deposit.

Drilling at the Morelos Property has delineated multiple zones of continuously mineralized Au and Au-Cu skarn bodies and has been used as the basis of the Mineral Resource Estimate.

In the opinion of the QP, the quality and volume of the drilling, logging, collar and down-hole survey data collected by Torex are appropriate to support the declaration of Mineral Resources at the Morelos Property and no issues were identified in the drilling procedures, data collection and data storage that would have a material impact on the Mineral Resource.

1.5 SAMPLING AND ANALYSIS

Sample analysis techniques varied slightly between drill programs and can be summarized as follows. Samples are dried and crushed to 75% passing 2 mm before splitting. Sub-samples are pulverized to at least 85% passing 75 µm before analysis. Sample pulps are assayed for Au, Cu, Ag and deleterious elements using a variety of standard techniques including fire assay, acid digest, sodium peroxide fusion, gravimetric, and ICP-AES. The appropriate technique is selected according to the element being assayed and the grade obtained by the initial assay.

Certified reference materials and blank samples are inserted into the sample stream for quality assurance and quality control purposes before being sent to the laboratories. Regular check assay programs are carried out on selected samples to check for analytical bias at assay laboratories.

Sample preparation and analytical laboratories used by prior owners included ALS Chemex, Laboratorio Geológico Minero (Lacme), and Global Discovery Laboratory (GDL). Sample preparation and analytical laboratories used by Torex include SGS, Acme, TSL and Bureau Veritas laboratories. All laboratories are independent of the Company.

Samples are always supervised by Torex staff or stored in locked facilities. Samples are transported to laboratories in sealed bags by reputable logistics companies.

In the opinion of the QP, the sample collection, preparation, analysis, QAQC, storage and security at the Morelos Property is aligned with industry best practices and is adequate to support the estimation of the Mineral Resources.

1.6 DATA VERIFICATION

The SLR QP conducted a site visit during which a selection of drillhole data was confirmed spatially (collar location, azimuth, and dip confirmation) and that the logging and analytical results matched with the drill core. A desktop study to confirm analytical results against original assay certificates, and a series of visual and software-based validation checks were also undertaken.

Extensive data verification work was carried out between 2005 and 2017. This was done by reputable consultants such as Amec Foster Wheeler M&M, Analytical Solutions Ltd., and Qualitica Consulting Inc. No significant flaws were found in the data.

In the opinion of the QP, the data provided is adequate to support the estimation of Mineral Resources at the Morelos Property. The QP found no evidence of any tampering, falsification or systematic error in the data used to estimate the Mineral Resource.

1.7 MINERAL RESOURCE ESTIMATE

SLR has prepared updated Mineral Resources for the ML and ELG deposits and adopted the previous Mineral Resource estimate for the EPO area of ML. The effective date for each estimate is October 31, 2021 for ML and EPO, and December 31, 2021 for the ELG Mine Complex.

The Mineral Resources were estimated into seven block models across the Morelos Property, the majority of the grade being hosted in exoskarn and endoskarn lithologies.

At ELG, outlier grades were treated using a grade distance restriction while at ML a traditional grade capping approach was taken. Assays were composited to 3 m, 2.5 m or 1 m within the skarn domains depending on the mining method and block size being used for the area. Grades were interpolated into a whole block or sub blocked model in two or three passes using inverse distance cubed (ID3) or ordinary kriging (OK) to weight each sample.

Mineral Resources are classified into the Measured, Indicated and Inferred categories using a drillhole spacing approach. The criteria to define each category was tailored to each deposit area, and considers geological continuity and understanding, as well as a drillhole spacing study. Both open pit and underground mining methods are considered at the property.

Mineral Resource domains and block models were constructed using Leapfrog Geo and Edge software. Databases and surfaces provided were validated using standard techniques and block models were validated using statistical comparisons, visual reviews, and reconciliation to mine production (where available).

Metal prices were assumed to be US$1,550/oz Au, US$20.00/oz Ag and US$3.50/lb Cu and gold equivalents (AuEq) were calculated using the price ratios in combination with metallurgical recovery. The cut-off grades calculated for each area were 0.9 g/t Au (ELG OP), 2.6 g/t Au (ELG UG) and 2.0 g/t AuEq (Media Luna and EPO).

Using the above the cut-off grades relevant for each deposit and proposed mining method, Measured and Indicated Mineral Resources are estimated to total 46.7 Mt at average gold, silver, and copper grades of 3.41 g/t Au, 19.6 g/t Ag, and 0.66% Cu and containing 5.1 Moz of gold, 29.3 Moz of silver and 677 million pounds (Mlb) of copper. Inferred Mineral Resources are estimated to total 16.2 Mt at average gold, silver and copper grades of 2.17 g/t Au, 25.5 g/t Ag, and 0.95% Cu and containing 1.13 Moz of gold, 13.3 Moz of silver and 340 Mlb of copper. Results are presented in Table 1-1.

Table 1-1: Summary of Mineral Resources at the Morelos Property

Mineral Resources	Tonnes (kt)	Grade			Contained Metal			Gold Equivalent
		Au (g/t)	Ag (g/t)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (g/t)	AuEq (koz)
ELG Open Pits
Measured	5,727	3.89	5.0	0.13	716	919	17	3.93	724
Indicated	11,027	2.37	4.7	0.12	842	1,660	28	2.41	856
Measured & Indicated	16,754	2.89	4.8	0.12	1,557	2,579	45	2.93	1,580
Inferred	812	1.80	3.5	0.08	47	90	1	1.83	48
ELG Underground
Measured	584	7.24	10.0	0.52	136	187	7	7.37	138
Indicated	3,968	6.11	7.1	0.27	779	900	23	6.18	789
Measured & Indicated	4,551	6.25	7.4	0.30	915	1,088	30	6.34	927
Inferred	1,380	4.88	6.2	0.25	217	275	8	4.95	220
Media Luna Underground
Measured
Indicated	25,380	3.24	31.5	1.08	2,642	25,706	602	5.38	4,394
Measured & Indicated	25,380	3.24	31.5	1.08	2,642	25,706	602	5.38	4,394
Inferred	5,991	2.47	20.8	0.81	476	3,998	106	4.05	780
EPO Underground
Measured
Indicated
Measured & Indicated
Inferred	8,019	1.52	34.6	1.27	391	8,908	225	3.97	1,024
Total
Measured	6,311	4.20	5.5	0.17	852	1,106	24	4.25	862
Indicated	40,375	3.28	21.8	0.73	4,263	28,266	653	4.65	6,039
Measured & Indicated	46,685	3.41	19.6	0.66	5,114	29,373	677	4.60	6,901
Inferred	16,202	2.17	25.5	0.95	1,131	13,271	340	3.98	2,071

Notes to accompany the Summary Mineral Resource Table:

1.	CIM (2014) definitions were followed for Mineral Resources.

2.	Mineral Resources are depleted above a mining surface or to the as-mined solids as of December 31, 2021.

3.	Mineral Resources are reported using a gold price of US$1,550/oz, silver price of US$20/oz, and copper price of US$3.50/lb.

4.	AuEq of total Mineral Resources is established from combined contributions of the various deposits.

5.	Mineral Resources are inclusive of Mineral Reserves.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Numbers may not add due to rounding.

8.	The estimate was prepared by Mr. John Makin, MAIG, a consultant with SLR Consulting (Canada) Ltd. Mr. Makin is independent of the company and is a “Qualified Person” under NI 43-101.

Notes to accompany the ELG Mineral Resources:

9.	The effective date of the estimate is December 31, 2021.

10.	Average metallurgical recoveries are 89% for gold, 30% for silver and 10% for copper.

11.	ELG AuEq = Au (g/t) + (Ag (g/t) * 0.0043) + (Cu (%) * 0.1740). AuEq calculations consider both metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit Mineral Resources:

12.	Mineral resources are reported above a cut-off grade of 0.9 g/t Au.

13.	Mineral Resources are reported inside an optimized pit shell, underground Mineral Reserves at ELD within the El Limón shell have been excluded from the open pit Mineral Resources.

Notes to accompany ELG Underground Mineral Resources:

14.	Mineral Resources are reported above a cut-off grade of 2.6 g/t Au.

15.	The assumed mining method is underground cut and fill.

16.	Mineral Resources from ELD that are contained within the El Limón pit optimization and that are not underground Mineral Reserves have been excluded from the underground Mineral Resources.

Notes to accompany Media Luna Mineral Resources:

17.	The effective date of the estimate is October 31, 2021.

18.	Mineral Resources are reported above a 2.0 g/t AuEq cut-off grade.

19.

Metallurgical recoveries at Media Luna (excluding EPO) average 85% for gold, 79% for silver, and 91% for copper. Metallurgical recoveries at EPO average 85% for gold, 75% for silver, and 89% for copper.

20.

Media Luna (excluding EPO) AuEq = Au (g/t) + (Ag (g/t) * 0.011889) + (Cu (%) * 1.648326). EPO AuEq = Au (g/t) + Ag (g/t) * (0.011385) + Cu % * (1.621237). AuEq calculations consider both metal prices and metallurgical recoveries.

21.	The assumed mining method is from underground methods, using a combination of longhole stoping and, cut and fill.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimate.

1.8 MINERAL RESERVES

Updated Mineral Reserves for the ELG Mine Complex and ML deposits were prepared and are described in Section 15. The effective date for the ELG Mine Complex Mineral Reserve estimates is December 31, 2021 and October 31, 2021 for ML.

Metal prices were assumed to be US$1,400/oz Au, US$17.00/oz Ag and US$3.25/lb Cu and gold equivalents (AuEq) were calculated using the price ratios in combination with metallurgical recovery. The in-situ cut-off grades calculated for each deposit were 1.2 g/t Au (ELG OP), 3.58 g/t Au (ELG UG) and 2.4 g/t AuEq (ML) for longhole stoping. ELG OP applies an in-situ 1.1 g/t cut-off grade for Low Grade Ore that is stockpiled for future processing upon depletion of the open pit deposits. ELG UG mine applies an in-situ 1.04 g/t cut-off grade for Incremental Ore that is mined as development in the designed mine openings.

The Mineral Reserve estimates were prepared solely on Measured and Indicated Mineral Resources, with provisions for mine dilution and recovery. Any Inferred Mineral Resources included within the mine designs is treated as waste rock material.

The ELG OP Mineral Reserve estimates were prepared using HexagonTM MinePlan 3D software and underground Mineral Reserves were prepared using Deswik software. Relevant and appropriate economical and geotechnical parameters were applied to each deposit to identify mineable shapes from the respective Mineral Resources models.

Using the above cut-off grades relevant for each deposit and proposed mining method parameters, Proven and Probable Mineral Reserves are estimated to total 40.9 Mt at average gold, silver, and copper grades of 2.90 g/t Au, 16.3 g/t Ag, and 0.55% Cu and containing 3.82 Moz of Au, 21.4 Moz of Ag and 495 Mlb of Cu. The Proven Reserves include a total of 4.8 Mt of stockpiled ore at average gold, silver and copper grades of 1.35 g/t Au, 3.1 g/t Ag, and 0.07% Cu and containing 0.21 Moz of Au, 0.5 Moz of Ag and 7 Mlb of Cu. Results are presented in Table 1-2.

Table 1-2: Mineral Reserves Statement, Morelos Property

Mineral Reserves	Tonnes (kt)	Grade			Contained Metal			Gold Equivalent
		Au	Ag	Cu	Au	Ag	Cu	AuEq	AuEq
		(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)	(g/t)	(koz)
ELG Open Pit
Proven	4,900	3.95	4.6	0.14	623	719	15	4.00	630
Probable	5,471	2.35	4.5	0.12	414	784	15	2.39	421
Proven & Probable	10,371	3.11	4.5	0.13	1,037	1,503	30	3.15	1,051
ELG Underground
Proven	110	7.23	10.5	0.59	25	37	1	7.38	26
Probable	2,566	5.68	5.7	0.22	469	474	13	5.74	474
Proven & Probable	2,675	5.74	5.9	0.24	494	511	14	5.81	500
Media Luna
Proven	—	—	—	—	—	—	—	—	—
Probable	23,017	2.81	25.6	0.88	2,077	18,944	444	4.54	3,360
Proven & Probable	23,017	2.81	25.6	0.88	2,077	18,944	444	4.54	3,360
Surface Stockpiles
Proven	4,808	1.35	3.1	0.07	209	484	7	1.38	213
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	4,808	1.35	3.1	0.07	209	484	7	1.38	213
Total
Proven	9,817	2.72	3.9	0.11	858	1,240	23	2.75	869
Probable	31,054	2.96	20.2	0.69	2,959	20,202	472	4.26	4,254
Proven & Probable	40,871	2.90	16.3	0.55	3,817	21,442	495	3.90	5,123

Notes to accompany the Mineral Reserves Estimate table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.

2.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content Surface Stockpile Mineral Reserves are estimated using production and survey data and apply the ELG AuEq identified in Note 14.

3.	AuEq of Total Reserves is established from combined contributions of the various deposits.

4.	The qualified person for the Mineral Reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., Director of Mine Technical Services.

5.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the Mineral Reserve estimates

Notes to accompany the ELG Open Pit Mineral Reserves:

6.	Mineral Reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2021, for ELG Open Pits (including El Limón, El Limón Sur and Guajes deposits).

7.	El Limón and Guajes Open Pit Mineral Reserves are reported above a diluted cut-off grade of 1.1 g/t Au.

8.	El Limón Guajes Low Grade Mineral Reserves are reported above a diluted cut-off grade of 1.0 g/t Au.

9.	It is planned that ELG Low Grade Mineral Reserves within the designed pits will be stockpiled during pit operation and processed during pit closure.

10.	Mineral Reserves within the designed pits include assumed estimates for dilution and ore losses.

11.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,400/oz Au and metal recovery of 89% Au.

12.	Mineral Reserves are reported using a gold price of US$1,400/oz, silver price of US$17/oz, and copper price of US$3.25/lb.

13.	Average metallurgical recoveries of 89% for gold and 30% for silver and 10% for copper.

14.	ELG AuEq = Au (g/t) + Ag (g/t) * (0.0041) + Cu (%) * (0.1789), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground Mineral Reserves:

15.	Mineral Reserves are founded on Measured and Indicated Mineral Resources, with an effective date of December 31, 2021, for ELG Underground (including Sub-Sill and ELD deposits).

16.	Mineral Reserves were developed in accordance with CIM guidelines.

17.	El Limón Underground Mineral Reserves are reported above an in-situ ore cut-off grade of 3.58 g/t Au and an in-situ incremental CoG of 1.04 g/t Au.

18.	Cut-off grades and mining shapes are considered appropriate for a metal price of $1,400/oz Au and metal recovery of 89% Au.

19.	Mineral Reserves within designed mine shapes assume mechanized cut and fill mining method and include estimates for dilution and mining losses.

20.	Mineral Reserves are reported using a gold price of US$1,400/oz, silver price of US$17/oz, and copper price of US$3.25/lb.

21.	Average metallurgical recoveries of 89% for gold and 30% for silver and 10% for copper.

22.	ELG AuEq = Au (g/t) + Ag (g/t) * (0.0041) + Cu (%) * (0.1789), accounting for metal prices and metallurgical recoveries.

Notes to accompany the Media Luna Underground Mineral Reserves:

23.	Mineral Reserves are based on Media Luna Indicated Mineral Resources with an effective date of October 31st, 2021.

24.	Media Luna Mineral Reserves are reported above a diluted ore cut-off grade of 2.2 g/t AuEq.

25.	Media Luna cut-off grades and mining shapes are considered appropriate for a metal price of $1,400/oz Au, $17/oz Ag and $3.25/lb Cu and metal recoveries of 85% Au, 79% Ag, and 91% Cu.

26.

Mineral Reserves within designed mine shapes assume longhole stoping, supplemented with mechanized cut and fill mining method and includes estimates for dilution and mining losses as outlined in Section 16.4.4.4.5.

27.	Media Luna gold equivalent (AuEq) = Au (g/t) + Ag (g/t) * (0.011188) + Cu (%) * (1.694580), accounting for metal prices and metallurgical recoveries.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Reserve Estimate.

1.9 MINING METHODS

1.9.1 ELG Open Pit - Mining Method

The ELG OP mine plan was prepared based on established parameters and capacities for existing operations. ELG OP applies a conventional truck and shovel mining method. Open pit mining operations for the El Limón and Guajes pits are executed using the Owner’s open pit mining fleet and a contractor maintenance workforce, with some support of specialized contractor services. The El Limón Sur open pit operations are executed entirely by contractor workforce and equipment. All open pit operations are supported by owner’s supervision and Technical Services.

1.9.2 ELG Underground - Mining Method

The ELG UG mine plan was prepared based on established parameters and capacities for existing operations. ELG UG consists of the El Limón and Sub-Sill deposits and applies cut and fill mining method with consolidated rockfill as backfill. Underground mining operations are executed using contractor workforce and equipment, supported by Owner’s supervision and its Technical Services.

An infill drilling and step out drilling program is planned in 2022 to explore the immediate area near Sub-Sill and El Limón Deep, with the goal of upgrading and discovering additional resources to sustain and extend mining operations beyond the current mine life.

1.9.3 Media Luna Underground – Mining Method

The ML Underground mine is designed for an average production capacity of 7,500 t/d, predominately using a mining method of longhole stoping with paste backfill, supplemented by mechanized cut and fill stoping where appropriate.

The ML Underground mine will be a fully mechanized operation with the primary access to the mine via the Guajes Tunnel. The Guajes Tunnel will have a length of approximately 6.5 km, creating an underground connection between the ELG Mine Complex and the ML mine. The ELG site will continue to serve as the base of mine operations. Two additional South Portal tunnels will provide access from the ML mine to the internal mine ramp. These three access tunnels will equally serve as fresh air intakes for the mine ventilation, with exhaust air leaving the mine through two designated ventilation adits, each equipped with two fans to create a ventilation pull system. Construction of the Guajes and South Portal tunnels commenced in 2021 as part of the ML early works program.

The ML Underground mine is designed for bulk mining from 6 active mining blocks, each set up with dedicated infrastructure to sustain continuous production of ore from stopes. The ML deposit has a dip that is suitable to benefit from sub-vertical ore and waste passes to move broken material efficiently between levels by gravitational force. The material handling system is designed to minimize the requirement for rehandling by mobile equipment. Each mining block will consist of several production levels, with dedicated infrastructure constructed in the footwall drift of each level. All production levels will be accessible from the internal mine ramp.

Broken ore and waste will move through a system of sub-vertical passes to rock breaker stations equipped with grizzlies. From the rock breaker stations, the sized material will continue on to the conveyor transfer level to dedicated ore and waste bins, where the material is then fed onto the Guajes Tunnel conveyor system. The Guajes Tunnel conveyor system will transport ore and waste through the tunnel from the ML mine to the ELG Mine Complex. The conveyor will terminate outside the portal of the Guajes Tunnel, from where ore and waste will be rehandled to its final destination.

A dedicated paste backfill plant will be constructed outside of South Portal Upper. The plant will be supplied with slurry tailings from the ELG processing facility, which will be pumped from the ELG Mine Complex through the Guajes Tunnel and up to the paste plant. Binder will be supplied to the paste plant via surface transportation. Paste backfill will be pumped into the mine through a directionally driven borehole that intersects with the South Portal tunnel. The piping is routed through the underground workings, branching off to stopes in the Media Luna Upper and Media Luna Lower orebodies.

ML mining operations will be executed using an Owner’s workforce and mobile fleet, with support of specialized contractor services. Mine personnel will principally use the existing ELG Mine Complex as their base and travel underground to their assigned worksite through the Guajes Tunnel. Both the longhole mining method and owner-operated underground mining activities are a change from the existing contractor-operated underground mining operations at ELG Mine Complex. A workforce transition strategy will be developed as part of the project execution to enable operators from the open pit mining operations to join the ML workforce after open pit mining operations have ceased, and appropriately implement a recruitment plan to meet the mine and scheduling requirements.

The mobile fleet will be a hybrid fleet of mostly Battery-Electric Vehicles (BEVs) with support from a diesel mobile fleet. Battery-electric production equipment will significantly reduce the requirement for ventilation underground and provide an improved work climate for the workforce due to the absence of diesel particulate matter and engine heat. The implementation of BEVs will also support the Company’s intentions to reduce carbon consumption as part of a longer-term climate change strategy currently under development.

Infill drilling and step out drilling is planned in 2022 and future years to explore the immediate area near ML, with the goal of upgrading and discovering additional Mineral Resources to sustain and extend mining operations beyond the estimated mine life.

1.10 MINERAL PROCESSING AND METALLURGICAL TESTING

The existing ELG Process Plant will be used to process ELG OP and ELG UG ores until the end of Q3 2024. From Q4 2024, a new processing facility that will be able to process the high grade copper sulphides from the ML ores will be put into operation. The use of the new facilities will allow for an increase in recovery of the gold and silver over and above the existing facility and achieve high recoveries of a saleable copper concentrate. The predicted recoveries for the two process facilities when treating the different feed materials are presented in Table 1-3. The proposed ML process facility will be used to process ELG OP ores as required and when operated, in that condition the recoveries will revert back to the current performance as no copper concentrate will be produced. The predicted recoveries for each mine zone when processed through the facilities are incorporated to the mine and financial plans to achieve the overall predicted LOM recoveries.

Table 1-3: Process Facility Recoveries on ELG OP/UG and ML ores

Process Facility and Feed Type	Recoveries
	Gold	Silver	Copper
ELG Current Process Facility with ELG OP/UG feed (Q2 2022 to Q3 2024)	89.0%	30.0%	10.0%
Media Luna Proposed Process Facility with ELG UG and ML feed (Q4 2024+)	90.0%	86.0%	93.0%
Average LOM Recovery	89.8%	80.5%	86.4%

1.10.1 Processing the ELG Ores and Metal Recoveries

The ELG Processing Plant has been in operation since the end of 2015 and has processed over 24.4 Mt of ore to produce over 2.2 Moz of gold to December 2021. Since declaration of commercial production gold recovery has averaged 87.3% (range of 63 – 91%) and silver has averaged 26.3% (range of 3 – 46%). The average gold recovery for 2021 was 88.3%, and for silver was 30.6%. The simplified process flowsheet is presented in Figure 1-2. The milling rate for the year in 2021 was on average 12,362 t/d, with a product size of 80% passing 92 µm.

Figure 1-2: Existing ELG Process Flowsheet

Cyanide leaching followed by carbon in pulp (CIP) adsorption continues to be an effective recovery process for the ELG OP ores. However, elevated levels of iron in the feed was identified as the source of increased cyanide consumption with measures put in place to mitigate this via pre-oxidation using liquid oxygen injection. The impact of soluble copper on cyanide consumption has been mitigated to a reasonable extent via the operation of the SART process. The implementation of the SART plant in 2018 resulted in the recovery of 89.1 tonnes per month of copper in SART.

1.10.2 Media Luna Mineral Metallurgy and Proposed Processing Facility

The ML ores contain elevated levels of copper, primarily in the form of chalcopyrite that is amenable to recovery via flotation processes. The value of the copper in the feed represents approximately 30% of the economic value of the mineralized ores from the Media Luna deposit.

An extensive metallurgical testing program for the FS followed the initial evaluation as part of the preliminary metallurgical program. This was carried out on fresh drill core obtained as part of the infill drilling program, with spatial and grade variability used to ensure samples were representative. As part of the metallurgical testing the optimum conditions for processing to maximize copper recovery, copper concentrate grade, silver and gold recovery was carried out. In addition, an extensive evaluation into the deportment of deleterious elements (Bismuth, Arsenic, Zinc and Cadmium) to the copper concentrate was carried out. The depression of these elements to minimize the impact of smelter penalties was explored in detail, but due to relatively high grades of these elements in the feed, penalties will be payable.

The preferred process flowsheet to treat the ML ores will be to use sequential flotation in which a saleable copper concentrate is recovered first and then followed by the recovery of a metal sulphides concentrate stream (Fe-S). The iron sulphides have been shown to be the primary cause of increased cyanide consumption in the existing ELG facility whenever underground material that is similar to that of the ML ores is fed to the process facility. These contain reactive Pyrrhotite which consumes both oxygen and cyanide in the leach circuits thereby increasing cyanide consumption and also at times reduced gold recovery. Metallurgical testing on both ELG and ML ores consistently showed that recovering iron sulphides into a separate concentrate stream via flotation and separate leaching from a low sulphide tails could result in reduced cyanide consumption and increased gold recovery. The increased gold recovery comes from the ability to regrind the iron sulphide concentrate to 80% passing 30 µm versus the operating primary grind size of 80-100 µm.

Figure 1-3: Proposed ML Process Flowsheet

For ML and ELG UG mineralized material, laboratory tests indicate expected overall recoveries of 93.0% for copper, 90.0% for gold and 86.0% for silver should be obtained from an integrated flotation and leaching circuit. The significant increase in recovery of silver is due to the physical association of silver with chalcopyrite with the bulk of the silver recovery to report to the copper concentrate. Gold recovery is expected to increase as a result of the ability to recover gold associated with metal sulphides and regrind these prior to leaching.

The process flowsheet will maximize reuse of the existing circuit as far as possible and repurpose equipment to minimize capital costs. The crushing and primary grinding circuits will be used with minimal modifications. A new flotation circuit will generate three flotation products, with the copper concentrate to be filtered and trucked off site for smelting. The new iron sulphide flotation circuit will generate a low sulfur grade flotation tails stream which will be fed to the existing leach and gold recovery circuits. The high sulfur content iron sulphide concentrate will be reground and fed through a dedicated leach circuit using the existing repurposed leach tanks, with the product to be fed to the horizontal belt filters to recover pregnant solution with elevated gold and copper in solution. This stream will be sent directly to the SART plant to recover copper and silver and regenerate cyanide that will be complexed with the soluble copper. The product from the SART plant will be fed to the modified existing CIC circuit to recover gold which will also be fed to the ADR plant.

A key change will be required to be made to the process water circuits for the new ML circuit. The existing process water contains cyanide as part of the original design, and this will need to be changed as cyanide in the flotation circuit would depress the copper minerals. Two new water circuits will be configured, using the existing process facilities, in addition to the installation of a new water treatment plant to ensure that any excess cyanide containing water is converted to cyanide free water for feed to the grinding and flotation circuits.

The existing tails pressure filters will not be used in the future, but instead tails will be sent to either the paste plant or a new tails thickener at the Guajes portal area for thickening and deposition in the Guajes west pit. The generation of the high and low iron sulphide content flotation tails streams will be used to maximize the placement of high sulphide material as paste backfill in the underground mine, as much as practical.

The new copper and iron flotation circuits along with a water treatment plant will be constructed at the ELG Mine Complex to support the ML Project. The flotation circuit will be located between the existing ELG coarse ore stockpile dome and tailings filter building and the water treatment plant will be located near the existing SART facility. Coinciding with the copper flotation plant commissioning, the tailings disposal will change from filtered tailings within the Filtered Tailings Storage Facility (FTSF), to slurry tailings deposition into the mined out Guajes West Pit, termed the Guajes Pit Tailings Storage Facility (GTSF).

Due to the challenges being faced by the existing operation with regards to high cyanide consumption and the presence of pyrrhotite in the feed, the construction of the iron sulphide facility and associated water treatment plant is to be accelerated ahead of the main flotation circuit. Installing the early Fe-S circuit will help to de-risk the main ML Project as the conversion of the water systems and separate leach circuits will have been completed and commissioned by the time the ML Project is ready for commissioning. The iron sulphide facility has a planned commissioning timeline of Q1 2024.

1.10.3 Process Plant Feed

The mineralized ores to be fed to the process facility from mining operations from April 2022 through to Q3 2024 will include open pit and underground ELG ores, and from Q4 2024 to LOM underground ores from both ELG and ML, and ELG stockpile material. The construction of the new ML process facilities will allow for the transition from the existing mill feed of ELG OP and UG ores to the production of copper concentrate from both ELG UG and ML ores. This is in addition to the production of doré and SART copper precipitate. The Media Luna process facility will, however, still be able to process the low copper content ELG OP and stockpile ores by bypassing the copper flotation circuit and making use of the iron sulphide recovery and separate leaching circuits. Figure 1-4 presents the mine production from 2022 to 2033, and Figure 1-5 presents the ore to be processed including stockpile reclaim material.

The process facility design capacity will be reduced to 10,600 t/d to suit the ML mine capacity and remaining ELG UG and stockpile materials.

Figure 1-4: Morelos Complex Mine Ore Production

Figure 1-5: Morelos Complex Ore Processed

The recovery of copper concentrate from the Media Luna and ELG UG ores will result in an increase in gold equivalent production once the new process facility is commissioned. The production profile including the contribution from copper and increased silver recovery is presented in Figure 1-5. Gold equivalent production/sold is calculated by adding the gold equivalent values for copper and silver to gold. Gold equivalent for copper is calculated by multiplying copper production/sold by the underlying copper price and then dividing by the underlying gold price. Gold equivalent for silver is calculated by multiplying silver production/sold by the underlying silver price and then dividing by underlying gold price.

Figure 1-6: Morelos Complex AuEq Production

It should be noted that the mill feed and resulting gold production as shown in Figure 1-4 through Figure 1-6 include full year production through 2022, while the Morelos Complex financial model and economic criteria as presented within this Technical Report are presented on a go-forward basis as of Q2 2022.

1.11 NON-PROCESS INFRASTRUCTURE

Both the ELG Mine Complex and Media Luna deposit are located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala and Cuernavaca. The nearest port is Acapulco, Mexico.

The ELG Mine Complex on-site infrastructure is focused on the open pit and underground mines and includes the administration, process plant, crusher, and mine operation infrastructure. The ELG Process Plant is located north of the West Guajes pit and northwest of the El Limón pit. The facilities are all outside a 500-m blast radius from the pits, except for the El Limón Crusher and RopeCon conveyor. The infrastructure was constructed by leveling existing hills to provide relatively flat areas for the facilities. The process plant is on one leveled hill area and the mine truck shop is located on another leveled ridge area. The Guajes crusher structure is located on the same ridge as the truck shop and set into the side slope of the ridge. The crushed ore stockpile is located on grade between the crusher and the process plant. The administration and warehouse are located on benches adjacent to the ELG Process Plant.

The ELG infrastructure is currently operating and no major additions are required to service the ELG LOM needs. The water required for the ELG Mine Complex is supplied from a purpose-built well field which has more than enough capacity to handle the existing ELG LOM needs.

The ML Project surface infrastructure makes significant use of the existing ELG Mine Complex infrastructure to reduce environmental impact, reduce capital expenditures, and to utilize the secure ELG work area. During operations, the primary access into the ML Underground mine will be via the 6.5 km Guajes Tunnel from ELG under the Balsas River, and two access tunnels from the ML south portals located in the ML exploration area south of the Balsas River. A conveyor system will be utilized to transport ore from the ML Mineral Resource to the ELG Mine Complex through the Guajes Tunnel. Access to the ML south portals is via an existing road from the town of Mezcala to the village of San Miguel, portions of which will be upgraded to meet the higher traffic demands during project development and operations.

Additional wells at the ML South Portal area will supplement development work for the ML mine until there is connection to ELG through the Guajes Tunnel, at which time mine service water will be from the mine service water recycling ponds located at either the Guajes East pit, or South Portal Upper sediment pond.

1.11.1 Access

Access to the ELG Mine Complex is via two routes; from the north by narrow, paved highway from Iguala and from the east by the East Service Road which connects the ELG Mine Complex to Highway I-95. The ELG Mine Complex is mainly accessed from the East Service Road (ESR) which was purposely built for the mine to accommodate the movement of all supplies and most personnel to and from the mine. The main well field, power supply and permanent camp are located along the ESR. Access to the mine is controlled with a guardhouse located at the entrance to the main process plant at the termination point of the ESR. All mine supplies, including cyanide, are transported along the ESR.

Access to the ML Project is currently from highway 95 along an 18 km paved road from Mezcala, which passes near the Los Filos Mine. The route becomes a small gravel road for 5 km from the village of Mazapa to San Miguel, and the gravel portion of this route will be widened and upgraded for the ML Project construction and operations period.

Both the ELG Mine Complex and ML deposit are located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala, and Cuernavaca. The nearest port is Acapulco, Mexico.

1.11.2 Camps

The Permanent Camp for Owner’s operations personnel (termed VLO) is located approximately 15 km from the main gate at the process plant, along the ESR. An additional on-site camp (termed 916 Camp) has been constructed adjacent to the ELG Process Plant for use by visitors, contractors or in times when access to the complex is restricted. The Atzcala camp area will house project personnel working on the construction at the ELG Mine Complex along with space for contractors to setup their own camp facilities.

Camps for the ML mine development and operation are located approximately 500 m southeast of the San Miguel community and consist of 3 separate areas; the MML camp, the Drilling Contractor camp, and the Mine Contractor camp. As part of an early works program, the first extension to the existing MML camp as well as the establishment of the underground development contractor’s camp have been completed.

1.11.3 Water Supply

Water supply for ELG Mine Complex is from 3 wells developed near the village of Atzcala approximately 11 km east of the mine site and the water is pumped to the ELG Process Plant via a 14.5 km pipeline. Water from the Atzcala well field is used for the camp, process water for the mining and plant operation, dust control on the roads as well as domestic use at the mine and plant site. This water is also used as potable water after treatment. Package water treatment plants are being utilized to treat all potable water needs.

For the Media Luna mine development period, five production wells are currently being used to supply the exploration drilling, early works construction, and camps on a specified daily pumping schedule. To reduce well use, a water recycling system will be installed to enable re-use of mine water and to also take advantage of the natural runoff water collected in the ponds during the wet season. Once the mine is connected to ELG Mine Complex through the Guajes Tunnel, the main source of water supply for underground development will be from the ELG water sources, allowing for reduced consumption from the ML wells.

1.11.4 Power

Power is supplied to the ELG Mine Complex at 115 kV from a transmission line that is within two kilometers of the complex site. A switching station (CFE Balsas Substation) has been constructed at the base of the 115 kV line, followed by a two kilometers transmission line extending from this line to a substation located at the mine site. The switching station is powered by an existing 115 kV power line from the CFE El Caracol Substation. The connected load for the facility is 40 MW with a demand of 30 MW.

A connection to the 230 kV national electrical system will have to be installed in order to serve the additional load of the ML Project. The system will consist of a new 230 kV switchyard that will connect to an existing national electrical system 230 kV overhead line, a 230 kV powerline, and a 230 kV substation located at the existing ELG Mine Complex.

1.11.5 Waste Rock Storage Facilities

The Guajes North Waste Rock Storage Facility (WRSF) has been extended across the downslope side of the FTSF as additional support for the tailings.

The El Limón Norte and El Limón Sur WRSFs comprise the two main ELG WRSFs and are being developed by end dumping from platforms located at the crest elevation (descending construction sequence), since bottom-up construction is not considered practical due to the large elevation difference between the El Limón and El Limón Sur open pits and the base of the WRSFs. Individual phases can exceed 200 m in height with material placed at the angle of repose (1.4H:1V). At closure, the WRSF slopes will be re-graded to 2H:1V for long-term stability.

Surface water management includes diversions to limit flow towards tipping faces and basal flow-through drains. Drainage from all of the WRSFs is being collected in surface water management ponds.

Two WRSFs will be available to store waste rock near the ML South Portals prior to connection with the Guajes Tunnel. The South Portal WRSF will store approximately 700,000 tonnes and the West WRSF will store approximately 870,000 tonnes. Each WRSF will be constructed in an ascending construction sequence with 30 m lifts placed at angle of repose (1.4H:1V) with setbacks between lifts to establish an overall 2H:1V slope. Surface water management includes perimeter drainage channels to collect surface water run-off and basal flow through into sedimentation ponds at the toe of the facilities. Final closure activities would include contour drain construction on any remaining benches with periodic downslope drains contoured into bench faces to deliver rainfall runoff to the toe.

1.11.6 Tails Management Facilities

Currently, the tailings are filtered, placed and compacted in the FTSF which is located southwest of the process plant and northwest of the Guajes open pit. To date, over 24 Mt of tailings have been placed in the FTSF. Tailings will continue to be deposited in the FTSF through 2024 until the ML operations commence and the GTSF is permitted. If needed, the FTSF can be expanded vertically and laterally to contain ML tailings.

The plan for tailings management from the processing of the ML Mineral Reserve is to place tailings in one of two locations, the Guajes Pit, and as paste backfill in the underground mine. The Guajes Pit shell has a storage capacity of approximately 17.3 Mt for tailings storage.

The tailings stream reporting to the GTSF will be primarily Fe-S Tails. Occasionally, a small amount of Fe-S Cons will be combined with the Fe-S Tails tailings stream, with a maximum ratio of 20% Fe-S Con to 80% Fe-S Tails and an average of approximately 10% to 90%. More than half of the Fe-S Cons will be directed into the paste backfill.

The GTSF is designed with engineering controls including a base drainage system and a lining system on non-natural areas of the pit rim. Instrumentation will be used to monitor the pit wall stability as the tailings rise. Downstream groundwater monitoring wells, that can be converted to pump back wells, are included in the design to provide an adaptive management strategy to safely contain the slurry tailings from the ML operations. The GTSF has been designed in accordance with the new Global Industry Standard on Tailings Management (GISTM).

1.11.7 Water Management

Torex maintains an Operational Water Management Plan that provides detailed information on current water monitoring and management systems at the ELG Mine Complex and Media Luna, as well as information on planned water management systems for the ML Project when the underground mine becomes operational. Key water management tools include a Web-GIS Dashboard for data management, access, and team collaboration and a site-wide water balance model to evaluate the movement of water and estimate water storage and flow rates at major mine facilities.

The water management system includes four sediment ponds that receive contact water that requires treatment for sediment load prior to discharge to the environment. Contact water from the FTSF and plant site are collected in three ponds (Ponds 1, 2, and 3), which are pumped to the Central Water Pond (CWP) for use in the mill. FTSF contact water includes runoff from the FTSF surface, underdrain flow, and seepage that is collected below the pond dams. Water demands exceed the supply of water that is collected and recycled in water management ponds, so freshwater from the Atzcala well field is used to augment supply.

The operation of the ML Project will primarily impact tailings storage at ELG, increase the amount of water that needs to be managed due to the addition of excess mine dewatering flows from the ML Mine to the ELG Mine Complex, and potentially reduce the quantity of water required from the existing Atzcala well field. Excess water from the ML Underground mine will be piped through the Guajes Tunnel to the Guajes East Pit where it will be stored for use by mine services or for process makeup water. ELG contact water reporting to Ponds 1, 2, 3 and the CWP will remain in operation during the ML Project. Effective pond management will be important and will involve prioritizing the use of reclaimed pond water in the plant during the wet season, rather than the use of fresh water from the Atzcala well field.

Two sediment ponds, a decant pond, and a sump will be constructed at ML to capture runoff from the portal and waste rock areas. The water will be used for mine services and dust control at ML.

1.12 ENVIRONMENTAL AND SOCIAL PERMITTING AND STUDIES

The ELG Mine Complex complies with Mexican federal, state and municipal environmental laws and regulations. Mexico has established environmental laws and regulations that apply to the development, construction, operation and closure of mining projects, and the Company has management systems in place to ensure ongoing regulatory compliance at the existing operations and ML Project. Of particular importance are the air, surface water and groundwater quality monitoring programs. An environmental compliance report is submitted annually to the Mexican environmental authority. There are no active violations of environmental compliance.

The Company has authorized permits allowing for operations at the ELG Mine Complex and the early works outside of the existing permit boundary to access the Media Luna deposit. The most recent modification of the permit (‘MIA-Modification’) authorized the construction of the South Portal Upper and Lower on the south side of the Balsas River, as well as the Guajes Tunnel under the Balsas River subject to consultations with the national water regulator (CONAGUA), which are currently ongoing. In July 2021, the Company applied for an environmental permit ‘MIA-Integral’ to integrate the ELG Mine Complex and Media Luna environmental authorizations. There are no major technical or social risks that have been identified, and approval is expected in the first half of 2022. A modification to the MIA-Integral will be needed in the future for in-pit tailings disposal. This permit application will be submitted in the second half of 2022.

Other environmental permit applications that have been submitted and are pending authorization include, construction of a landfill on the ML Project, road improvements between Mazapa and San Miguel, additional water concessions at ML Project and sewage discharge permits at Morelos Complex. A permit application is also pending for construction of a new solar plant at ELG Mine Complex, as part of the Company’s broader plans to reduce its carbon footprint.

Additional future non-environmental permit requirements include authorizations from the Federal Electricity Commission to increase the electrical power draw, and to make a connection to the regional 230 kV power line system.

A conceptual closure plan for the integrated Morelos Complex, including the ML Project, was updated based on the Life-of-Mine designs. In general, the closure plan activities include decommissioning, demolition, rehabilitation and post-closure monitoring. Facilities that will remain after closure will be the open pits, the FTSF, the planned in-pit GTSF and WRSFs. The seepage from the FTSF will need to be managed until discharges meet applicable environmental regulatory standards or can be managed passively. The geochemistry study and contaminant transport modeling predictions indicated that long-term seepage management will not be required. After the post-closure monitoring period, the reclaimed lands and remaining facilities will be relinquished to the property owners and members of the Ejido lands. It is expected that the land usage post-closure will be natural habitat for wild flora and fauna, land for livestock grazing and areas of restricted access. The areas of restricted access will be the open pits, the underground mine workings, the GTSF and the FTSF. The current estimated closure cost for the Morelos Complex is $92.6 million.

Environmental, cultural heritage and social baseline studies have been carried out for the initial ELG Mine Complex and for the ML Project. The Morelos Property is in a mountainous, rural area with agriculture, fishing and mining representing the three biggest economic sectors. The presence of the Balsas River has contributed to the biodiversity of the region, and the Morelos Complex is located within one of nine bird conservation areas in the state of Guerrero. The flora and fauna baseline studies identified twenty-six different species that are under special conservation status, including two fauna species that are considered under threat of local extinction, namely the Leopardus wiedii (Margay), which is a small wild cat native to Central and South America, and the Ara militaris (Military macaw), which is a large parrot. No Indigenous peoples have been identified that are impacted by operations at the ELG Mine Complex or the ML Project.

An Environmental Protection Policy and an Environmental and Social Management System have been implemented by the Company with a commitment to meet or surpass environmental regulatory requirements in all exploration, development, mining, and closure activities, while doing zero harm to the natural environment beyond operational boundaries. This policy is currently implemented at the ELG Mine Complex and will extend to development and operations at ML Project. The system includes programs for management of water, wastes, and biodiversity, as well as environmental monitoring programs. As part of the energy and greenhouse gas emissions program, climate change is considered, and emissions inventories are kept. The projected energy use, and associated greenhouse gas emissions, for the ELG Mine Complex and ML Project is comprised of 70% grid electricity, 25% diesel and 4% solar over the Life of Mine. Gasoline and propane will account for less than 1% of consumption. The Company is currently conducting a carbon reductions opportunities study to further identify energy savings and emissions reductions as part of a broader climate change strategy currently under development.

Stakeholder identification and analysis exercises are regularly updated to identify and assess stakeholder concerns. Local communities are considered to have the highest potential impact and influence on operations at Morelos Complex. Relationships with local communities are positive, and the Company has unique community development agreements (CODECOPs) in place with the nine key communities near ELG Mine Complex and two key communities near ML Project. The agreements address local economic development, additional direct community investment, local employment and local procurement initiatives. Criminal activities in the region, or the perception that activities are likely, are a concern in southern Mexico, including in Guerrero. Illegal drug production and transport occurs in the region, which has resulted in violence between criminal organizations. This violence has not been directed at the Company and has not affected the Company’s ability to engage in exploration and mining activities.

The Company has committed to the continuous improvement and disclosure of material environmental, social and governance (ESG) information through its commitment to implement voluntary sustainability standards such as the World Gold Council Responsible Gold Mining Principles (RGMPs), the International Cyanide Management Code (ICMC), “Industria Limpia” (Clean Industry) certification through the Mexican federal agency responsible for the enforcement of environmental laws, and potentially the GISTM. The Company has adopted a Diversity Policy. Currently, 14% of the workforce at site is made up of women, and 18% of the management team in Mexico is comprised of women. The Company has programs in place to attract more women to the workforce.

1.13 CAPITAL COST ESTIMATE

Capital and operating cost estimates have been developed for the ELG Life of Mine planning and the Media Luna Project Feasibility Study. A summary of the total Morelos Complex capital costs is provided in Table 1-4. All capital costs including non-sustaining and sustaining have been assumed on a go-forward basis as of April 1, 2022. The Media Luna initial project capital period is assumed from April 1, 2022 through December 31, 2024. The Media Luna commercial production period is assumed from January 1, 2025 through the end of life of mine in 2033. All Media Luna Project costs incurred prior to April 1, 2022 are assumed sunk costs (estimated at approximately $124M) and are excluded from the project economic analysis. Capital costs have been expressed without allowance for escalation, currency fluctuation, or interest.

Table 1-4: Total Capital Cost Estimate, Morelos Complex, Q2 2022 through 2033

As of April 1, 2022	Units		Q2 2022 to 2024 (Total)	2025+ (Total)	Life of Mine (Total)
Non-Sustaining[1] - Media Luna
Guajes Portal & Tunnel	$	M	75.8	0.0	75.8
South Portals & Tunnels	$	M	40.2	0.0	40.2
Underground Mine	$	M	172.6	0.0	172.6
Process Plant	$	M	98.3	0.0	98.3
Tailings and Paste Plant	$	M	77.8	0.0	77.8
On-Site Infrastructure	$	M	15.0	0.0	15.0
Off-Site Infrastructure	$	M	25.9	0.0	25.9

Sub-total Directs	$	M	505.6	0.0	505.6

Freight and IMMEX	$	M	61.6	0.0	61.6
Contractor Indirects	$	M	20.3	0.0	20.3
Mobilization, Spares, Vendor Support	$	M	26.6	0.0	26.6
EPCM	$	M	81.5	0.0	81.5
Owners Cost	$	M	53.3	0.0	53.3
Contingency	$	M	99.5	0.0	99.5

Sub-total Indirects	$	M	342.8	0.0	342.8

Total Media Luna Non-Sustaining	$	M	848.4	0.0	848.4

Non-Sustaining[1] - El Limón Guajes
ELG Underground - Portal 3	$	M	1.7	0.0	1.7
Sustaining[1]
ELG Open Pit - Capitalized Stripping	$	M	93.7	0.0	93.7
ELG Open Pit - Other	$	M	24.8	0.0	24.8
ELG Underground	$	M	31.1	2.7	33.8
Media Luna Underground	$	M	0.0	266.0	266.0
Process Plant	$	M	22.8	70.0	92.8
Support equipment leases	$	M	10.0	24.0	34.0

Total	$	M	182.4	362.7	545.1

GRAND TOTAL	$	M	1,032.5	362.7	1,395.2

Note 1: These measures are Non-GAAP Financial Performance Measures (collectively, “Non-GAAP Measures”). For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable GAAP financial measure please refer to the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2021, dated February 23, 2022. The MD&A is available on the Company’s website (www.torexgold.com) and under the Company’s SEDAR profile (www.sedar.com). See also Section 2.5– Non-GAAP Financial Measures.

1.14 OPERATING COST ESTIMATE

A summary of the total Morelos Complex operating costs is provided in Table 1-5. All operating costs included have been assumed on a go-forward basis as of April 1, 2022 in order to align with the capital cost estimate time periods described above, and as carried in the project economics. The ELG mines and process plant have been operating since 2016, and their associated costs are well understood. Processing and Site Support costs on a $/t basis will increase incrementally with the Media Luna operation, predominantly due to redistribution of overhead costs with reduced mill throughput. The ML mine operating costs were developed from first principles basis including labor, materials, consumables and energy, using quoted costs or referencing local labor rates and materials costs where applicable. Operating costs have been expressed without allowance for escalation, currency fluctuation, or interest.

Table 1-5: Total Operating Cost Estimate, Morelos Complex, Q2 2022 through 2033

As of April 1, 2022		Q2 2022 to 2024 (Total)	2025+ (Total)	Life of Mine (Total)
Physicals
Total ore mined - ELG Open Pit	kt	9,528	0	9,528
Waste mined - ELG Open Pit	kt	71,121	0	71,121
Total mined - ELG Open Pit	kt	80,649	0	80,649
Total ore mined - ELG Underground	kt	1,404	1,145	2,549
Total ore mined - Media Luna	kt	806	22,210	23,017
Net stockpile drawdowns	kt	887	3,798	4,685

Total Ore Processed	kt	12,624	27,154	39,778

Operating Unit Costs (with PTU)
ELG Open Pit - per tonne mined	$/t	2.81	0.00	2.81
ELG Underground - per tonne ore mined	$/t	96.25	100.56	98.19
Media Luna - per tonne ore mined	$/t	44.77	33.65	34.04
Process Plant - per tonne ore processed	$/t	32.63	35.43	34.54
Site Support - per tonne ore processed	$/t	11.49	14.39	13.47
Operating Unit Costs (without PTU)
ELG Open Pit - per tonne mined	$/t	2.67	0.00	2.67
ELG Underground - per tonne ore mined	$/t	95.10	99.12	96.90
Media Luna - per tonne ore mined	$/t	44.77	33.00	33.42
Process Plant - per tonne ore processed	$/t	31.65	34.78	33.79
Site Support - per tonne ore processed	$/t	10.85	13.98	12.99
Total Operating Cost
ELG Open Pit	$M	215.2	10.9	226.1
ELG Underground	$M	133.7	113.3	247.0
Media Luna	$M	36.8	733.0	769.8
Process Plant	$M	399.6	944.6	1,344.2
Site Support	$M	137.0	379.7	516.7
Transport/Treatment/Refining	$M	12.3	213.4	225.7
Employee Profit Sharing (PTU)	$M	56.7	55.0	111.7
Capitalized stripping	$M	(44.5)	(49.2)	(93.7)

Total Operating Cost	$M	946.8	2,400.7	3,347.5

Total Operating Cost - per tonne processed	$/t	75.00	88.41	84.15

1.15 ECONOMIC ANALYSIS

The results of the economic analysis of the Morelos Complex, including ELG and Media Luna Mineral Reserves, are presented in Table 1-6 below and are as of April 1, 2022. The production plan used in this analysis is based on the proven and probable reserves at ELG and ML. Operating and capital costs were developed using activity based costing and zero-based principles. The sales revenue is based on the production of gold and silver doré, copper/gold/silver concentrate, and copper precipitate and accounts for appropriate payable factors. The estimates of capital expenditures include project capital, sustaining and non-sustaining capital for the remaining Mineral Reserves for ELG and ML. Closure cost estimates were developed by estimating the impact of future disturbance based on the mine plan.

The Net Present Value (NPV) of the Morelos Complex was calculated at an asset level, based on the financial plan developed as indicated above using 5% discount rate. Incremental benefit arising from Media Luna was determined through comparison of two cases above. This analysis reiterated that Media Luna is not only accretive to the combined operation on a standalone basis, but it also enables the processing of 776 kt (@ 5.41 g/t) of ELG UG ore that would otherwise be uneconomic on a standalone basis.

Table 1-6: Morelos Complex Key Financial Metrics – As of April 1, 2022

Metrics as of April 1, 2022	Units	Morelos Complex	ELG Standalone	ML Incremental
Processed
Life of Mine	years	12	4	8
Total ore	kt	39,778	15,931	23,847
Total Payable Sold
Gold	koz	3,294	1,330	1,964
Silver	koz	15,587	661	14,926
Copper	mlb	409	4	405
Gold Equivalent	koz	4,392	1,347	3,045
Operating Costs (life of mine, with PTU)
ELG Open Pit	$/t mined	2.81
ELG Underground	$/t mined	98.19
ML Underground	$/t mined	34.04
Processing	$/t milled	34.54
Site Support	$/t milled	13.47
Transport/Treatment/Refining	$/t milled	5.67
Total cash costs - By-product[1]	$/oz	545	820
Total cash costs - gold equivalent[1]	$/oz	809	831
Mine-site all-in sustaining costs - By-product[1]	$/oz	739	1,015
Mine-site all-in sustaining costs - gold equivalent[1]	$/oz	954	1,023
Total Capital Expenditures
Non-Sustaining	$M	850	2	848
Sustaining	$M	545	184	361
Reclamation and closure	$M	93
Economics - After-Tax
EBITDA[1]	$M	3,503	1,067	2,436
NPV (0% discount rate)	$M	1,418	590	828
NPV (5% discount rate) - Base Case	$M	1,040	582	458
NPV (10% discount rate)	$M	778	572	206
IRR	%			16.1%
Project payback period	years			5.8
Base Case Commodity/Currency Assumptions
Gold	$/oz	1,600	1,600	1,600
Silver	$/oz	21.00	21.00	21.00
Copper	$/lb	3.50	3.50	3.50
MXN/USD		20.00	20.00	20.00

Note 1: These measures are Non-GAAP Financial Performance Measures (collectively, “Non-GAAP Measures”). For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable GAAP financial measure please refer to the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2021, dated February 23, 2022. The MD&A is available on the Company’s website (www.torexgold.com) and under the Company’s SEDAR profile (www.sedar.com). See also Section 2.5 – Non-GAAP Financial Measures.

The life of mine recoveries and the payable metal production are shown in Table 1-7. Note that the metal recovery and distribution shown in this table represent the overall results of the current blended LOM mill feed, and they have been estimated based on metallurgical recoveries as stated in Table 1-3. The new process flowsheet and associated recoveries with the Cu Concentrate circuit will start in Q4 2024 onwards.

Table 1-7: Recoveries and Payable Metal Production – As of April 1, 2022

	Concentrate			Doré / Other			Total
	Au (koz)	Ag (koz)	Cu (klb)	Au (koz)	Ag (koz)	Cu (klb)	Au (koz)	Ag (koz)	Cu (klb)
Existing Processing Plant (Q2 2022 to Q3 2024)
Recovered to				89.0%	30.0%	10.0%	89.0%	30.0%	10.0%
Recovered metal				1,118	529	3,379	1,118	529	3,379
Payable factor				99.96%	99.50%	96.50%	99.96%	99.50%	96.50%
Payable metal				1,117	526	3,254	1,117	526	3,254
Upgraded Processing Plant (Q4 2024+)
Recovered to	56.4%	79.1%	89.0%	33.6%	5.9%	3.0%	90.0%	85.0%	92.0%
Recovered metal	1,380	15,461	407,369	823	1,152	13,850	2,202	16,613	421,218
Payable factor	98.25%	90.00%	96.50%	99.96%	99.50%	96.50%	98.89%	90.66%	96.50%
Payable metal	1,354	13,915	392,325	822	1,146	13,338	2,176	15,061	405,663
Life of Mine
Recovered to	37.3%	72.6%	82.8%	52.5%	7.9%	3.5%	89.8%	80.5%	86.4%
Recovered metal	1,380	15,461	407,369	1,940	1,681	17,229	3,320	17,142	424,597
Payable factor	98.25%	90.00%	96.50%	99.96%	99.50%	96.50%	99.25%	90.93%	96.50%
Payable metal	1,354	13,914.9	392,325	1,940	1,672.6	16,592	3,294	15,587.4	408,917

1.16 OTHER RELEVANT INFORMATION

As part of the current strategy, Torex funds and will continue to fund a multi-million-dollar drilling and exploration budget each year for the Morelos Property. Prospects and exploration targets for the Morelos Property have been divided into two types, Near Mine and District-Scale Exploration Targets. Near Mine are defined to be within the ELG Mine Complex, while district-scale targets are outside of the ELG Mine Complex.

Near mine drilling and exploration at ELG is currently focused in the areas adjacent to the existing infrastructure at the ELG Mine Complex. This includes identification of new resources underneath the pits, and extension of Sub-Sill and ELD underground deposits. As of January 1, 2022, there are 7,500 m of planned underground capital development, which will create suitable access for Infill and Exploration drilling.

Torex, supported by consultants, conducted a district scale target definition utilizing detailed geological mapping and rock-chip sampling, grid-based soil geophysics and detailed geophysical modeling from the property-wide ZTEM-magnetic survey conducted in 2013. Between 2019-2021, a review of the historical targeting and new target generation was conducted. In 2021, two new geophysical surveys were conducted at ML, including a drone magnetic survey to improve the resolution of the magnetic anomalies and a gravimetry survey.

District-Scale exploration targets and prospective areas on the south side of the Balsas River around the ML resource include EPO, EPO North, Media Luna West, Media Luna East, ML02, Todos Santos, and ML04. These targets are referred to as part of the ML cluster. The targets on the north side of Rio Balsas and outside of the ELG Mine Complex includes Esperanza, Querenque, Tecate, and Atzcala.

Approximately $15M has been allocated for District-Scale exploration drilling activities in 2022. From the sixteen district-scale exploration targets, six areas have been prioritized for follow-up work. South of river, the priority targets within the ML cluster include EPO, EPO North and Media Luna West. Three targets are located north of the Balsas River; Esperanza, Querenque and Tecate.

The remaining prospects are at an earlier stage of exploration and the lithologies, structural and alteration controls on mineralization are currently insufficiently understood to support estimation of Mineral Resources. The prospects retain exploration potential and represent significant upside for both mine life and economics.

1.17 CONCLUSIONS AND RECOMMENDATIONS

The ELG and ML deposits are examples of Au and Au-Cu skarn systems. The geology and controls on mineralization are well understood by the site geologists and are appropriate to support the declaration of a Mineral Resource Estimate. The remainder of the property retains exploration potential and continued exploration and drilling is justified to define and expand the resource base at the property. SLR recommends that Torex continue to drill infill holes in the inferred material, and to extend the known mineralization along strike and down dip from the currently defined resources.

The ELG OP mining operations as developed have proven effective in exploiting near surface Guajes and El Limón deposit Mineral Resources. Pit designs and quantities have been updated guided by the results of a pit optimization analysis based on current costs and geological understanding.

The ELG UG operations have been a success since inception, with considerable growth of the reserves over the years due to successful drilling campaigns. There is considerable and real potential for further resources growth and the existing resource base may be suitable for larger-scale production.

Exploration work since 2015 has resulted in an increase in the Mineral Resources at ELG UG, leading to a high-grade Mineral Reserve estimate based on a mechanized cut and fill mine design. The current mining method is appropriate and successful from the operational point of view; however, there remains room for improvement in terms of production increase, productivity improvement, cost reduction, and utilization of resources. The addition of Portal 3 will enhance the ventilation, backfill and hauling systems at the ELG UG once it is completed. Based on financial, exploration success and ELG UG performance in the previous years to date, it is recommended that Torex continue with the production increase /improvement initiatives.

The geometry and rock mass quality make ML amenable to extraction using longhole stoping and mechanized cut and fill mining methods with paste backfill. The steady state production rate of 7,500 t/d is seen to be attainable based on the current level of understanding of the ML deposit.

The ML mine development and mining methods are safe and highly mechanized, they use common equipment and processes that are proven in the global mining industry. The successful execution of these methods to achieve planned underground mine development and production at ML will require the operation to build on its established culture focused on worker health and safety. It will also require investment and emphasis on worker skills training geared toward the new equipment and technology used, along with systems for structured mine planning. Key recommendations include continued engagement with suppliers for all mobile equipment, further assessment of automation and autonomous operation, and securing battery electric vehicles on time to support the LOM schedule. Additionally, the mine plan schedule will be optimized including more detailed assessment of stope designs and cut-off grades in current market price environments.

The existing facilities designed for crushing, grinding, cyanide leach and carbon recovery of precious metals to doré for the existing ELG ores are considered to be suitable for the continued processing of both ELG OP and ELG UG ores. The metallurgical testing program results from the FS indicates that the proposed split flotation circuit to generate a saleable copper concentrate followed by recovery of a high sulphide content Fe-S concentrate with separate leaching of two flotation streams is the preferred process design. A significant part of the existing process facilities will be either reused or repurposed for the future process to minimize capital expenditures. New process facilities for the ML Project include the Fe-S and Cu flotation circuits, water treatment plant, Cu concentrate loadout, new tailings and power infrastructure.

It is recommended to undertake additional testing to increase the understanding of gold deportment and association with minerals, lithology, etc. within the ELG and ML mine zones to support the optimization of operations decisions as to whether to leach flotation tails streams or not. It is also recommended to evaluate online analysis systems to improve turnaround time for online analysis of gold and other elements in the new flotation circuit along with advancing the understanding of copper concentrate handling and blending requirements together with associated facilities. It is also recommended that an assessment be completed with respect to changing grinding media over to high chrome content material to minimize negative impact on flotation performance.

For the waste rock storage facilities, continue on-going slope monitoring practices including daily inspections and utilization of slope instrumentation (prisms, GPS, extensometers). Upgrade software used to manage monitoring data to allow for distribution of real-time alerts of slope displacement. Continue slope management practices including crest cutting, re-grading and short dumping. Modify short dumping as needed to maintain sufficient distance from the crest when near-crest cracking has been observed.

ML is located in an area with moderate climate, workable topography and regional work force that has experience in construction and operations of mining projects. The current ELG Mine Complex has developed significant infrastructure which ML can utilize.

Based on the design of the tailings management system, there are no flaws or unresolvable issues anticipated. NewFields support the current monitoring and testing programs in place for the tailings facility and recommends they continue. Storage of slurry tailings in the GTSF is feasible and economical, further development of the GTSF tailings deposition and water recovery designs is recommended. It is important to note that either tailings strategy proposed for the ML Project; expanding the FTSF or utilizing the GTSF, adhere to the design principles of the GISTM.

Potential water issues related to waste rock and tailings disposal have been identified and plans for mitigation, if required, can be developed.

The site wide water balance demonstrates that sufficient water is available through the LOM. Depending on the amount of water produced by the ML Underground mine, storage and treatment of additional contact water is feasible utilizing the existing mine infrastructure and exhausted open pits. It is recommended that the Company continue to improve the measurement of important inputs to the site wide water balance and the numerical groundwater models, and update the models as needed to optimize development plans. The Operational Water Management Plan should also continue to be refined, including the development of a site storm water management plan.

The baseline environmental studies were comprehensive and reasonable. The ELG Mine Complex and ML Project have an established monitoring program that complies with the permit requirements. Groundwater sampling quality control procedures should be formalized and some techniques improved such as single use samplers or purging prior to sampling.

The ELG Mine Complex and ML Project have the required permits for current activities, and additional permits are either pending responses from the environmental agency or are planned for future submittal. At this time, there are no known factors to preclude a successful permitting effort; however, the length and effort of the permitting process with the Mexican environmental agency can be difficult to predict. A future permit modification to convert the Guajes pit into an in-pit tailings storage facility will be needed. Although in-pit tailings disposal has been used successfully outside of Mexico, there is a potential risk associated with delays in receipt of this permit given that in-pit disposal is a relatively new approach in Mexico. The Company has an on-going strategy to mitigate risks associated with substantial delays. In addition, the Company will require authorization from energy authorities to increase the power draw and distribution required for ML Project, through a connection to the regional 230 kV power line system for the higher electricity loads for ML.

Although the mine is in a state considered as a high-risk security area, the security protocols are well-defined, and no material incidents have occurred in the past three years.

The Company has a strong social license program and there is positive support from the stakeholder communities. In addition, the corporate management has a strong commitment to ESG issues.

A summary of environmental monitoring reports should be prepared at least annually that contain the results of the monitoring programs, data validation, interpretation and discussion of results, and recommendations for corrective actions, as needed. Continued monitoring of environmental systems and mining wastes is recommended. This includes updated predictions of post-closure water quality.

The ML Project estimates were prepared following best practices and consider where applicable site conditions and existing contract and operational costs. The scope of the design will require an $848 million investment in the project period capital, together with $363 in sustaining capital after the project period and through the life of mine. A closure plan and costing were developed for the life of mine conditions that include the existing ELG Mine Complex and the addition of the ML Project.

Evaluation of the ML Project has been completed on an incremental basis considering the overall operation and is financially viable. Based on a long term Au price of $1600, after tax incremental NPV at 5% is $458 million and IRR of 16.1%. ML Project returns are sensitive to the gold price and operating cost.

In addition to the positive economics of the Project, there is an abundance of prospectivity on the south side of the Morelos Property, which is expected to further improve the ML Project’s economics. The ML Project also opens up the opportunity for Torex to diversify into becoming a meaningful copper producer.

With tremendous future exploration potential, advancing the ML Project is fundamental to setting up the Morelos Complex for a sustainable future of operations, and prolonged economic prosperity for local communities and all of those who share stakes in the Company.